EXHIBITS

Exhibit A:	Amended and Restated Offering Statement
Exhibit B:	Business and Business Plan
Exhibit C:	Subscription Agreement
Exhibit D:	Operating Agreement
Exhibit E:	Offering Page on Intermediary's Portal
Exhibit F:	Portal Agreement, Consulting Services Agreement and Escrow Agreement
Exhibit G:	Financial Statements

EXHIBIT A
AMENDED AND RESTATED OFFERING STATEMENT

WESTRIDGE CAPITAL, LLC

WESTRIDGE CAPITAL, LLC AMENDED AND RESTATED OFFERING STATEMENT

50,000 Series A Preferred Units at $1.00 per Unit

Date of this Amended and Restated Offering Statement: August 10, 2020

Deadline to reach the target offering amount: February 1, 2021

The Form C filed by Westridge Capital, LLC (the "Company") on June 25, 2020 is hereby amended and superseded in its entirety by this Form C/A to: (i) decrease the minimum investment required per subscriber to Five Hundred Dollars and 00/100 ($500.00), and (ii) to extend the Offering Deadline to February 1, 2021.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. **Name of issuer**: WESTRIDGE CAPITAL, LLC

ELIGIBILITY

2. ☒ **Check this box to certify that all of the following statements are true for the issuer**:

- ☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- ☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- ☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- ☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- ☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- ☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding**? ☐ Yes ☒ No

Directors of the Company

4. **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer**:

Name: William R. Johnson — Dates of Service: January 28, 2020 to present

Principal Occupation: President and CEO of Westridge Trading, LLC, Manager of the Company
Employer: Westridge Trading, LLC
Employer's Principal Business: Real Estate Investments and IT Consulting

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Owner / President, CEO, Secretary and Treasurer — Dates of Service: January 28, 2020 to present

Business Experience:

William R. Johnson. Bill has experience as a manager, executive at the VP level, senior director, and chief information officer in the Information Technology field. While his management experience has been in IT, many of the same business principles apply across various disciplines to create efficient, effective, and consistent management systems. In addition, Bill also previously owned and managed several apartment buildings, townhouses and single family residences. He also holds 4 college degrees including a Ph.D. in finance. management and computer science.

Position (at previous employment): Senior Director of Information Technology — Dates of Service: 6/4/2014 to 9/30/2019

Principal Occupation: IT executive and Database Administrator
Employer: Northwestern Health Sciences University
Employer's Principal Business: Higher Education/Graduate School

Position (at previous employment): Vice President of Software Development and Database Administrator — Dates of Service: May, 1999 to May, 2014

Principal Occupation: IT executive, Database Administrator, and project management
Employer: Great Spirit Systems
Employer's Principal Business: Software Development

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Name: Seth J. Johnson   Dates of Service: January 28, 2020 to present
       Principal Occupation: Realtor
       Employer: Seth Johnson Real Estate
       Employer's Principal Business: Real Estate

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Owner / Vice President and General Manager   Dates of Service: January 28, 2020 to present

Business Experience:

Seth J. Johnson. Seth has experience as a real estate mortgage and insurance underwriter and worked for one of the largest home mortgage companies in the United States. He is also a project manager who oversees our rehab projects. Seth is a licensed real estate agent in Minnesota and has access to numerous real estate resources not available to the general public. He holds a B.A. degree in Counseling.

Position (at previous employment): Mortgage and Insurance Underwriter   Dates of Service: October 28, 2010 to August 28, 2019
       Principal Occupation: Home loan and insurance underwriter
       Employer: Wells Fargo, N.A.
       Employer's Principal Business: Finance and Banking

Officers of the Company

5. **Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer**:

Name: William R. Johnson
       Title: President, CEO, Secretary and Treasurer   Dates of Service: January 28, 2020 to present
       Responsibilities: Manage Company Operations

List any prior positions and offices with the issuer held and the period of time in which the officer served in the position or office: None.

Business experience:

William R. Johnson (See above under Directors of the Company).

Name: Seth J. Johnson
       Title: Vice President and General Manager   Dates of Service: January 28, 2020 to present
       Responsibilities: Manage Company Operations

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List any prior positions and offices with the issuer held and the period of time in which the officer served in the position or office: None.

Business experience:

Seth J. Johnson (See above under Directors of the Company).

Principal Security Holders

6.   **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding equity securities, calculated on the basis of voting power**.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to, and Following, Offering
Westridge Trading, LLC[1]	45,858 Series B Units	100%

Business and Anticipated Business Plan

7.   **Describe in detail the business of the issuer and the anticipated business plan of the issuer**.

The business of Westridge Capital, LLC is to (a) seek, acquire and sell single family, multi-family and commercial properties to rent and/or rehabilitate for sale; (b) provide a competitive rate of return and long-term passive income to investors; (c) provide adequate housing and office space to individuals, families and businesses; and (d) give back to the community through either volunteer efforts and/or monetary donations to worthy causes in need of assistance. Westridge Capital, LLC will own its properties through a wholly-owned subsidiary, Westridge Capital Properties, LLC, a Minnesota limited liability company (the "Property Owning Company"). The Company will own all outstanding interests in the Property Owning Company. See Exhibit B – Business and Business Plan for a detailed description of the business and business plan of Westridge Capital, LLC.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

---

[1] Westridge Trading, LLC is an entity founded and controlled by its sole owners and members, William R. Johnson and Seth J. Johnson, Westridge Capital LLC's Chief Executive Officer and Vice President, respectively.

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The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

<u>Risks Related to Real Estate Investing</u>

General real estate market risks. The Company will be materially affected by conditions in the real estate markets, the financial markets and the economy generally. In recent years, concerns about the mortgage market, high unemployment, the availability and cost of credit have contributed to increase volatility and uncertainty for the economy and financial markets. The mortgage market continues to be adversely affected by the tightening of lending standards and general availability of credit. These factors may negatively impact the Company, causing a decline in the market value of the Company's properties located in the greater metropolitan area of Minneapolis / St. Paul in Minnesota (the "<u>Properties</u>"), once purchased and, in turn, cash available for distribution to members.

The Company must purchase the Properties. The success of the Company is dependent upon the Company's ability to acquire the Properties through the Property Owning Company, and there are no assurances that the Company will be able to do so and at prices that are acceptable to the Company. The Company will not be able to close on the purchase of the Properties until the proceeds of the offering have been received and closed upon.

Government regulation. The business of acquiring and leasing commercial, residential or mixed-use real estate is subject to a significant degree of government regulation. The regulations include potentially costly matters, such as requiring improvements to meet building codes and standards, and environmental matters. Compliance with existing or any new or increased levels of regulation could adversely impact the Company.

Lack of diversification. The Company will acquire, own and operate the Properties through the Property Owning Company, and does not intend to engage in any other business, and will therefore not have the benefit of investment or operational diversity. As a result, any adverse change (a) in the geographic area in which the Properties are located or (b) in the industry(ies) in which the Company's prospective tenants (the "<u>Tenants</u>") located on the Properties operate could have a significant adverse effect on the Properties and the Company's business that will not be mitigated or offset by other lines of business or investments.

Competition. The real estate industry is highly competitive, and the Company faces competition from other individual and institutional buyers for investment opportunities. These competitors may be real estate developers, real estate financing entities, real estate investment trusts, mutual funds, hedge funds, investment banking firms, institutional investors and other

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entities or investors that acquire real estate and may have substantially greater financial resources than those available to the Company. This competition for properties may negatively impact the performance of the Company.

The performance and value of the Company are subject to risks associated with its real estate and with the real estate industry. The economic performance of the Company and the value of the Properties are subject to the risk that the Properties may not generate revenues sufficient to meet its operating expenses and capital expenditures. Accordingly, the Company's cash flow and ability to pay distributions to its Members may be adversely affected, reducing the potential investment return to Members. The following factors, among others, may adversely affect the income generated by the Company's intended Properties: (a) downturns in the national, regional and local economies; (b) competition from newly-developed properties; (c) localized real estate conditions, such as oversupply or reduced demand for space; (d) changes in interest rates and/or other financial market volatility, including changes in the availability of capital; (e) changes in lending regulations and reserve requirements, as well as changes in tax laws and accounting principles; (f) the perceptions of Tenants regarding the safety, convenience and attractiveness of the Properties for their intended purposes or otherwise; (g) increased operating costs, including insurance expense, utility expense, real estate taxes, state and local taxes, and fluctuating security costs; (h) significant fixed costs associated with the Properties, such as real estate taxes, insurance and maintenance costs, which are generally not reduced when circumstances cause a reduction in revenues from the Properties; (i) declines in the financial condition of the Tenants and the ability to collect rent from Tenants who are impacted by insolvency, inflation, recessions or other economic events; (j) macro-economic events, including fluctuations in energy supplies and changes in the federal government's economic and fiscal policies, that impact the financial condition of Tenants; (k) casualty and condemnation risks; (l) natural disasters, civil disturbances, terrorism, or acts of war that may result in uninsured or underinsured losses; and (m) typical financial and operational burdens with respect to the ownership of real estate, which include the payment of expenses and taxes, and the cost of the maintenance and improvements of the Properties.

<u>Risks Related to the Properties and the Company's Operations</u>

The anticipated closing on the Properties is contingent. If the Company is unsuccessful in raising the funds needed to close this offering, it will not be able to invest in the Properties. There is no guarantee the Company will be able to raise the capital necessary to invest in the Properties. Additionally, even if the Company receives the proceeds of this offering, there is no guarantee that it will ultimately invest in the Properties.

Risk related to illiquid assets. Liquidity relates to the ability of the owner to dispose of assets readily and the price to be paid for them. The Company's real estate assets are inherently illiquid. Such illiquidity could prevent the sale by the Company of the Property at a time when it otherwise might be desirable to do so. This lack of liquidity may have an adverse impact on the value of the Company. In addition, illiquid assets may be more difficult to value due to the unavailability of reliable market quotations. The sale of less marketable assets may require more time and result in lower prices due to higher brokerage charges and other selling expenses than the sale of more marketable assets.

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Risks associated with Tenants.   The Tenants for the Properties are unknown. A material adverse effect on the business operations or financial condition of a Tenant, as well as macro-economic conditions in the markets in which the Tenants operate, including rising commodity and fuel prices, higher labor costs, increased transportation costs, natural disasters, terrorist attacks, outbreaks of public health pandemics or other diseases, or third party conduct could negatively impact the business of the Tenants. A decline in the financial condition of the Tenants, due to market competition, failure of a third party providers or otherwise, and the ability to collect rent from such Tenants may adversely affect the Company's ability to meet its operating expenses, including the Company's ability to pay distributions to its Members.

Operations and profitability may be affected by the local economy. Because the Company will focus its business efforts in the State of Minnesota, its success will depend to an extent upon the strength of the general economy in that area. While the Company projects that flat or declining market conditions will create positive opportunities for the Company, the Company is vulnerable to downturns in the economy. Adverse economic conditions could have a negative effect upon the quality of the Company's investment portfolio of Properties, cash flow and ability to pay distributions to investors.

Casualty Losses.   Although the Manager expects to obtain and keep in force comprehensive liability and casualty insurances on the Properties, there are certain types of losses that are either uninsurable or not economically insurable.   Such losses, include, but may not be limited to earthquakes, tornadoes, high winds, war and floods. Should any of these or other disasters occur, the Company could suffer material adverse effects.   In addition, in the event of significant damage to or destruction of the Properties, the Company may elect to accept insurance proceeds and not elect to rebuild the Property subjected to loss. If insurance proceeds are not used to replace the Properties, the Company may end up with Properties not easily saleable. As a result, the Company could suffer reduced revenues and may need to re-adjust its accounting.   In addition, new developments in the insurance markets could make coverage for certain risks either unavailable or prohibitively expensive. As a result, the Company may be unable to obtain certain types of coverage, or coverage at acceptable levels of cost, and may be exposed to various risks, which, in the past, have been insurable in the ordinary course of business.

Cash Flow Risk.   Any projected cash flows included in this offering statement should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this offering statement.   The assumptions and facts upon which such projections are based are subject to variations that may arise as future events actually occur. Investors are advised to consult with their own tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions.   The Company and the Manager make no representation or warranty as to the future profitability of an investment in the Company.   A decrease in rental revenues of the Company may materially and adversely affect the Company's cash flow. No assurance can be given that future cash flow will be sufficient to cover all operating expenses. If the Company's revenues are insufficient to pay operating costs, the Company may be required to use reserves or seek additional funds.   There can be no assurance that additional funds will be available, if needed, or, if such funds are available, that they will be available on terms deemed acceptable to the Manager.

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Assessment of Investment Yields. No assurances can be given that the Company can make an accurate assessment of the yield to be produced by the Properties. Projected operating results will normally be based primarily on the judgment of the Manager. In all cases, projections are only estimates of future results based upon assumptions made at the time the projections are developed. There can be no assurance that the projected results will be obtained, and actual results may vary significantly from the projections. Many factors beyond the control of the Company are likely to influence the yield on the Property, including, but not limited to, competitive conditions in the local real estate market and local and general economic conditions.

Risks Related to an Emerging / Early-Stage Company

No operating history. We were organized as a limited liability company in January of 2020. Accordingly, the Company has no history upon which an evaluation of our prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business operation. There can be no assurances that the Company will ever operate profitably. The Company may not be able to successfully implement or operate its business plan. An investor should not rely on the past performance of the Manager or the Manager's members, to predict our future performance. An investor should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

Limited operating history of manager. The Manager has limited prior operating histories in other facets of the real estate industry and has not previously formed an entity for the same purpose as the Company. To date, the principal activities of the Company have consisted of organizational matters, performing due diligence on the Properties and the preparation of this offering. Although the Manager and affiliates of the Manager have some experience in the ownership, development, leasing, renovation, light construction, rehabilitation and management of real estate, neither the Company nor the Manager have any significant operating history.

Limited working capital and reserves. The Manager will budget a limited sum for operating reserves and for start-up expenses and carrying costs associated with investment into the Properties. In the event of delays, the Company may require additional funds. There can be no assurance that such additional funds can be obtained by the Company, and failure to obtain such funds could adversely affect the Company's operations.

Limited valuation of the manager and limited net worth of its member. The Manager has a limited valuation and its members have a limited net worth, and neither has any obligation to make capital contributions or loans to the Company. Neither the Manager nor its members will generally be liable for obligations of the Company during the time that the Company maintains its registration as a limited liability company. However, lenders and other suppliers or creditors dealing with the Company may be influenced by the valuation of the Company, the valuation of the Manager and the net worth of the Manager's members in extending credit to the Company, which may have an adverse effect on the Company.

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Personnel. If the Company fails to retain its key personnel, it may not be able to achieve its anticipated level of growth and the Company's business could suffer. The Company's future financial success depends, in part, on its ability to attract and retain key personnel. The Company's future financial success also depends on the continued contributions of the Manager and the Company's members, executive officers and other key technical personnel, each of whom would be difficult to replace. The process to replace any of the Manager or the Company's executive officers and other key technical personnel would involve significant time and expense and may significantly delay or prevent the achievement of the Company's business objectives.

The Company's management team does not work full-time for the Company. The Company's management team has other professional commitments and engagements and do not devote their full-time to the Company. Accordingly, the Company may not be able to operate with the efficiency and effectiveness as it would if its management were full-time employees.

The Company's operating expenses and administrative costs may be higher than expected. The Company will incur various operating expenses and administrative costs in connection with this offering and the operation of the Properties (including, but not limited to, legal and accounting fees). If expenses are higher than projected, the Company's cash flow and ability to pay distributions to its Members may be adversely affected, reducing the potential investment return to Members.

Future fundraising may affect the rights of investors. In order to fully fund our business plan, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company. The Company may procure debt financing secured by the assets of the company, which would have priority over obligations of the Company to holders of its equity, including the securities issued in this offering, the Series A Preferred Units. Any ability to generate or pay profits will be contingent upon first repaying any such debt and contractual obligations.

The Company may require additional funds. The Company anticipates that the proceeds from this offering will provide the Company with sufficient capital to invest in the Properties. However, the Company may require additional future capital to sustain growth and profitability or to satisfy losses and other liabilities. Changes in the planned operations of the Company may result in a change in the timing and amount of required additional capital. There can be no assurance that additional capital will be available to the Company when needed or on terms acceptable to the Company.

The Company expects to incur additional debt. The Company expects to incur debt, including debt secured by the Company's assets, to partially fund construction, renovation or rehabilitation on the Properties. Complying with obligations under such indebtedness may have a material adverse effect on the Company's cash flow and ability to pay distributions to its Members, reducing the potential investment return to Members. Any secured debt incurred by

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the Company in connection with construction, renovation or rehabilitation on the Properties or otherwise will have payment and lien priority over the equity securities issued in this offering.

The Company may be unable to secure additional necessary financing. The Company cannot guarantee that it will be able to raise additional funds on commercially feasible terms or at all. Thus, there is no assurance that the Company will be able to continue to develop and fully implement its business plan or continue to operate if the necessary funding is not available.

The Company may not generate sufficient revenues, or any revenues, that would enable an investor to recover its investment or generate investment returns. The business of the Company is based upon the development and ownership of discrete Properties. Any revenues generated will need to cover all costs, expenses, repayment of debt (principal and interest), as well as other contractual obligations of the Company (including future contractual obligations), including payment of expenses that are superior in right to the rights of a Series A Preferred Unit holder.

Risks Related to Conflicts of Interest

Participation of Manager in the Organization of the Company. The Manager participated in the structuring and organization of the Company. Thus, the selection of the Manager and other service providers and the setting of the Manager's and other service providers' management fees were not the result of arms-length negotiation. Therefore, such terms may not be as favorable as the terms an investor might be able to procure in a similar investment offered by a person independent of the Manager or its affiliates.

Additional Fees of Manager; Property Management Fee. The Manager will receive a property acquisition fee equal to two percent (2%) of the gross acquisition cost of the Properties upon closing of the acquisition of the Properties (the "Property Acquisition Fee"), in addition to any distributions that the Manager might receive in respect of the Series B Units it holds in the Company. The Company will also enter into a property management agreement with a third party to manage the Properties, as well as certain administrative and property management services. Any such fees paid under such property management agreement, as well as the Property Acquisition Fee paid to the Manager, will reduce the funds available for distribution to the Members in respect of Series A Preferred Units.

The Manager interests may conflict with yours. Upon the completion of this Offering, the Manager will control day-to-day activities of the Company and certain decisions such as the investment in the Properties. The Manager thereby will determine all matters of general policy of the Company. The Company cannot assure you that the interests of the Manager will always align precisely with your interests.

Creation of future funds. The Manager will be investing in other real estate projects and that may impact the duties of the Manager with respect to this offering. The Manager cannot assure that it will adequately manage multiple investments with different investment strategies. Negative performance of future Properties may indirectly impact the performance of Properties by drawing the Manager's attention towards the poorly performing Properties.

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Lack of Separate Legal Representation. The Company is represented by the law firm of Saul Ewing Arnstein & Lehr LLP in Minneapolis, Minnesota. Potential investors should seek separate legal counsel to review documents related to this offering and advocate for their individual legal needs.

Risks Related to the Method and Terms of this Offering, Including the Series A Preferred Units

The Series A Preferred Units are "Restricted Securities." The Series A Preferred Units the Company is offering in this placement have not been registered under the Securities Act of 1933 (the "1933 Act") or under the securities laws of the states in which they will be offered. An investor will not be able to resell the Series A Preferred Units unless they are subsequently registered or an exemption from registration is available. The Company has no obligation to register the Series A Preferred Units under the 1933 Act or any state securities law. The Company will refuse to transfer Series A Preferred Units to a potential buyer if such a transfer would violate federal or state securities laws. As a result of these restrictions, investors hereby must bear the economic risks of their investment for an indefinite period of time. An investment in the Company is suitable only for sophisticated investors who can afford to bear the risk of a complete loss of such investment. A purchase of Series A Preferred Units should be considered only by persons financially able to maintain their investment and who can afford a loss of all or a substantial part of such investment.

No guarantee of any return of investment. While the Company intends to make repayments to the holders of Series A Preferred Units from monies collected and the proceeds it receives from operation of the Properties, there is no assurance that the Company will be able to ever pay any distributions or return of capital investment to the holders of Series A Preferred Units. There can be no assurance as to whether or when an will get its invested capital returned. The potential will exist for a partial or total loss of your investment. A holder of Series A Preferred Units will not have a secured interest in the Properties.

Other limitations on voluntary and involuntary transfers; including one year requirement. In addition to restrictions of the transfer of the Series A Preferred Units that are imposed by law, the Series A Preferred Units are subject to numerous contractual limitations that will substantially limit an investor's ability to transfer its Series A Preferred Units.

No redemption rights. The Company offers no right of redemption on the Series A Preferred Units. An investor should be cognizant that it will not be able to demand redemption of its Series A Preferred Units under any circumstances. Investment in Series A Preferred Units will be "locked up" for at least one year and should therefore be viewed as a long-term and illiquid investment.

No voting rights. The Series A Preferred Units provide no governance rights or voting rights. An investor will not have any right to participate in the management of the Company. The Manager will control day to day activities of the Company and all decisions. An investor should not invest in the Series A Preferred Units unless it is willing to entrust all decisions to the Manager.

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The offering price was arbitrarily determined. The price of the Series A Preferred Units in this offering was arbitrarily determined by the Company. An investor must rely on its own business and investment background and its own investigation of the business and affairs of the Company in determining whether to invest in the Series A Preferred Units. The Company makes no representation as to the value of the Series A Preferred Units, and there can be no assurance that an investor will ever be able to sell its Series A Preferred Units at any price.

No registration rights. The Company does not intend to register the Series A Preferred Units or any of its securities with the Securities and Exchange Commission and an investor will have no right to require the Company to do so.

The Company has broad discretion in the application of the proceeds from the sale of the Series A Preferred Units. The management of the Company has broad discretion to adjust the application and allocation of the net proceeds of this offering in order to address changed circumstances and opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of the management of the Company with respect to the application and allocation of any net proceeds received in this offering.

Factual statements have not been independently verified. No party has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this offering statement. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, skills, contacts or other attributes of the managers, officers and employees of the Company, or to the anticipated future performance of the Company.

An investment in the Company is speculative. Purchasers of the Series A Preferred Units offered hereby may not realize a return on their investment and could lose their investment. Investors should carefully review these Risk Factors and consult with their attorneys, tax advisors, and/or business advisors prior to purchasing the Series A Preferred Units offered hereby.

Risks Related to Federal and State Taxation

Federal Tax Laws Subject to Change. It is possible that the current federal income tax treatment accorded the Company and its equityholders will be modified by legislative, administrative or judicial action in the future. The nature of additional changes in federal income tax law, if any, cannot be determined prior to the enactment of any new tax legislation, the announcement of any new administrative guidance or a final adjudication in court, as applicable. However, any such changes in current federal income tax law could significantly alter the tax consequences and decrease the after-tax rate of return of an investment in the Company. Potential investors therefore should seek, and must rely on, the advice of their own tax advisors with respect to the possible impact on their investments of recent legislation, as well as any future proposed tax legislation or administrative or judicial action.

State, Local and Foreign Taxes. The Company, as well as the equityholders, may be subject to various state, local and foreign taxes, all of which also are subject to change. Prospective

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investors are urged to consult their own tax advisors regarding the state, local and foreign tax consequences of investing in the Company.

THE OFFERING

9.   **What is the purpose of this offering**?

The Company intends to use the net proceeds of this offering for the purchase of the Properties (including purchase of the real estate and related construction, renovation and rehabilitation operations related thereto) by the Property Owning Company, as well as working capital and general corporate purposes related thereto, including the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this offering.   Accordingly, the Company will have broad discretion in using these proceeds. In addition, in securing additional debt financing, the Company has the discretion to use its assets, including cash raised through this offering, as collateral to secure such financing.

10.   **How does the issuer intend to use the proceeds of this offering**?

The Company estimates that it will use the proceeds from this fundraising for the following approximate costs, expenses and fees in connection with the production of the film:

	If target offering amount sold:	If maximum amount sold:
Total Proceeds:	$50,000	$107,000
Less: Offering expenses (*e.g.*, portal fees, etc.):	$9,000	$12,420
Net Proceeds:	**$41,000**	**$94,580**
Use of Proceeds:		
Fund Management	$1,000	$2,140
Land and property project deposits	$11,500	$48,440
Equipment	$0	$0
Insurance	$2,500	$2,500
Marketing	$10,000	$20,000
Contingency expenses:	$1,000	$1,500
Professional fees (legal, accounting):	$15,000	$20,000
Total Use of Proceeds:	**$41,000**	**$94,580**

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DELIVERY & CANCELLATIONS

11. **How will the issuer complete the transaction and deliver securities to the investors**?

If the Company reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if its provides notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). The Company will notify investors if it conducts an initial closing. Thereafter, it may conduct additional closings from time to time at its discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1.   Investor Commitment.   The Investor will submit a requested investment amount. When doing so, during the offering period or immediately after the deadline, the Investor will also execute a Subscription Agreement with the Company ("Subscription Agreement"), as well as the Company's Operating Agreement ("Operating Agreement"), using the Investor's electronic signature. For more information regarding the terms of Subscription Agreement, see Exhibit C – Subscription Agreement. For more information regarding the terms of Operating Agreement, see Exhibit D – Operating Agreement.

2.   Acceptance of the Investment.   If the investment package is complete, the investor's commitment will be recorded. After the offering closes, the Subscription Agreement will be counter-signed or executed by the Company. Each of the executed Subscription Agreement and Operating Agreement will then be sent to the investor via email.

3.   Investor Transfer of Funds.   The investor will be responsible for transferring funds into an escrow account held with a third party bank on behalf of the Company.

4.   Closing: Original Deadline.   Unless the Company meets the target offering amount early, investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page.

5.   Early Closings.   If the target offering amount is met prior to the original deadline date, the Company may close the offering earlier, so long as the Company gives the investor at least five business days' advance notice of the earlier closing date. The Company will reschedule the offering deadline and notify the investor at least five business days' notice of the new deadline, of the investor's right to cancel commitments for any reason until 48 hours prior to the new offering deadline, and whether the Company will continue to accept investments during the 48 hour period prior to the new offering deadline. At the time of the new deadline, an investor's funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.

6.   Book Entry.   Investments will be in book entry form. This means that Investor will not receive a certificate representing his or her investment. Each investment will be

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recorded in the Company's books and records and reflected on the Company's balance sheet and profit and loss statement in the same manner as other promissory note debts.

12. **How can an investor cancel an investment commitment**?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

The Company's right to cancel. The Subscription Agreement that an investor will execute with the Company provides the Company the right to cancel for any reason before the offering deadline.

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If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, the Company may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

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OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   **Describe the terms of the securities being offered**.

The following is a description of the terms of the Series A Preferred Units. Also refer to the Operating Agreement, which is Exhibit D to this Offering Statement for additional details.

Form of Investment – Series A Preferred Units (Equity Interests)

Investments for all Subscribers through this offering will be in the form of Series A Preferred Units, which is an equity membership interest in the Company. The Series A Preferred Units will have the rights and obligations set forth in the Operating Agreement, as summarized below.

Distributions
Distributions on the Series A Preferred Units are at the sole discretion of the Manager. Distributions from profits, as well as distributions made in connection with a deemed liquidation event will be initially allocated among the Members as follows:

- *first*, 100% to the holders of Series A Preferred Units, until the Unpaid Preferred Return is equal to zero; and

- *second,* to the members of the Company ratably based on their percentage ownership interests in the Company.

The "Unpaid Preferred Return" means, with respect to each Series A Preferred Member, all accrued but unpaid Series A Preferred Returns due to such Series A Preferred Member for the current fiscal year and all previous fiscal years.

The "Series A Preferred Return" means, with respect to any Series A Preferred Unit, an amount determined as of the date of any distribution of Series A Preferred Return that is necessary to give the holder of Series A Preferred Units a cumulative, non-compounding, annual return on the amount of such holder's unreturned capital contribution in any given year equal to:

- six percent (6.0%), if the Series A Preferred Member owns at least 500 Series A Preferred Units but less than 5,000 Series A Preferred Units;

- seven percent (7.0%), if the Series A Preferred Member owns at least 5,000 Series A Preferred Units but less than 10,000 Series A Preferred Units;

- eight percent (8.0%), if the Series A Preferred Member owns at least 10,000 Series A Preferred Units but less than 20,000 Series A Preferred Units; and,

- nine percent (9.0%), if the Series A Preferred Member owns at least 20,000 Series A Preferred Units.

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Transfer Restrictions and Right of First Refusal

The Series A Preferred Units may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued or after such one year period without the express written consent of the Manager, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Restrictions and Right of First Refusal

If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended as required by Section 12(g) of such act, the Company shall have the option to repurchase the Series A Preferred Units from the investor for the greater of (i) the purchase price of the Series A Preferred Units; (ii) the fair market value of the securities as determined by its appraiser for 409A purposes; or (iii) the fair market value of the securities as determined by another independent appraiser chosen by the Company. This right will terminate upon a change of control or dissolution event as described in the Operating Agreement.

14. **Do the securities offered have voting rights**? ☐ Yes ☒ No

    Holders of the Series A Preferred Units will not receive any voting rights.

15. **Are there any limitations on any voting or other rights identified above**? ☐ Yes ☒ No

This Agreement may be amended, modified or waived by a written instrument approved and executed by (i) the Manager and (ii) a majority in interest of the Units held by the Manager (Westridge Trading, LLC); provided, that if any such amendment, modification or waiver would adversely alter in any material respect any of the rights and preferences of any particular Member in a different and disproportionate manner relative to the other Members holding the same class of Units, then such amendment, modification or waiver shall also require the written consent of such Member. In the event of any amendment or modification to this Agreement, the Company shall promptly provide each Member with a copy of any such amendment or modification.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

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The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued or after such one year period without the express written consent of the board, unless such securities are transferred:

1.   to the issuer;

2.   to an accredited investor;

3.   as part of an offering registered with the U.S. Securities and Exchange Commission; or

4.   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" Includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

16.   **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer**.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series A Preferred	--	0	No
Series B Units	--	45,858	Yes

For more information regarding the terms of the Company's Units, see Exhibit D – Operating Agreement.

17.   **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above**?

The Company has the right to issue additional Units in any class and to create and issue new classes of securities, including warrants and options. In addition, the securities being offered do not have any preemptive or anti-dilution rights. Therefore, the members holding Series A Preferred Units can have their financial rights diluted through the issuance of additional securities, including Series B Units. As an

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limited liability company, the Company is not required to authorize a set number of units and it may increase any amount authorized as determined by the Manager.

Describe any other rights:

18. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer**?

The members holding Series B Units may in some cases also be officers and/or directors of the Company. The transfer restrictions imposed on Series A Preferred Units differ from the transfer restrictions imposed upon Series B Units. Units may only be transferred pursuant to Section 9.1 of the Operating Agreement.

19. **How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered**?

The principal shareholders identified in Question 6 above have, in aggregate, control over all of the Company's / issuer's business operations. The holders of Series A Preferred Units, cannot, individually or as a group remove the principal shareholders or otherwise have control over the business of the Company.

20. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions**.

The offering price for the securities offered pursuant to this Form C and Offering Statement has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, the Company may perform valuations of its Units that take into account factors such as the following:

- unrelated third party valuations of its Units;

- the price at which the Company sells other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of the Company's outstanding Units;

- the Company's results of operations, financial position and capital resources;

- the Company's current business conditions and projections;

- the lack of marketability of the Company's Units;

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- the hiring of key personnel and the experience of Company management;

- the risk inherent in the development and expansion of the Company's properties and projects;

- the Company's stage of development and material risks related to its business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of the Company given the prevailing market conditions and the nature and history of its business;

- industry trends and competitive environment;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

The Company will analyze factors such as those described above using a combination of financial and market-based methodologies to determine the Company's business enterprise value. For example, the Company may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by the Company that were conducted in the market.

21. **What are the risks to purchasers of the securities relating to minority ownership in the issuer**?

An investor with a Series A Preferred Units will hold a minority position in the Company and does not have any voting rights. Thus, a holder of Series A Preferred Units will be extremely limited as to his/her/its ability to control or influence the governance and operations of the Company. The marketability and value of the holder's interest in the Company, evidenced by the Series A Preferred Units, will depend upon many factors outside the control of the investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its management, and the investor will have no independent right to name or remove an officer or member of the management of the Company. Following the investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the investor in the Company. The investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the Company.

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22.   **What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties**?

Additional issuances of securities. Following the investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the investor in the Company. The investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from holders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the investor, and create pressure on the investor to sell its securities to the Company concurrently.

A sale of the Company or of assets of the Company. As a minority owner of the Company with no voting rights, the investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company to manage the Company so as to maximize value for holders of Units. Accordingly, the success of the investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the investor's initial investment in the Company.

Transactions with related parties. The investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to holders of the Units. By acquiring an interest in the Company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

23.   **Describe the material terms of any indebtedness of the issuer**.

The Company does not currently have any indebtedness.

24.   **What other exempt offerings has the issuer conducted within the past three years**?

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The Company has not conducted any offerings within the past three years. This offering is the Company's first offering.

Related party transactions

25.   **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest**:

>   (1)   any director or officer of the issuer;

>   (2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

>   (3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

>   (4)   any immediate family member of any of the foregoing persons.

No.

FINANCIAL CONDITION OF THE ISSUER

26.   **Does the issuer have an operating history**?

No.

27.   **Describe the financial condition of the issuer. including, to the extent material, liquidity, capital resources and historical results of operations**.

Management's Discussion and Analysis of Financial Condition and Results of Operations

A prospective investor should read the following discussion and analysis of the Company's financial condition and results of operations together with the Company's financial statements and the related notes and other financial information included elsewhere in this Offering Statement. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for the Company's business, includes forward-looking statements that involve risks and uncertainties. A prospective investor should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

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Overview

Westridge Capital, LLC is a real estate development company based in Minneapolis, Minnesota. The Company plans to (a) seek, acquire and sell single family, multi-family and commercial properties to rent and/or rehabilitate for sale; (b) provide a competitive rate of return and long-term passive income to investors; (c) provide adequate housing and office space to individuals, families and businesses; and (d) give back to the community through either volunteer efforts and/or monetary donations to worthy causes in need of assistance. The Company will own its properties through a wholly-owned subsidiary, the Property Owning Company. The Company will own all outstanding interests in the Property Owning Company. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Westridge Capital, LLC was incorporated in the State of Minnesota on January 28, 2020. Westridge Capital Properties, LLC was incorporated in the State of Minnesota on May 28, 2020.

Historical Results of Operations

Since its incorporation and organization, the Company has had limited operations upon which prospective investors may base an evaluation of its performance.

Revenues

The Company has not generated any revenues since its incorporation and organization. The Company does not expect to generate any revenues until October 1, 2021, at the earliest.

Cash and Expenses

The Company had cash in hand of $1,000, as of June 2, 2020. From June 2, 2020 through the date of the Company's Form C filing, the Company incurred an additional $350 in expenses, consisting of $250 for professional fees incurred in preparation for this offering, as well as office administration expenses.

In the coming three to six months, the Company expects to incur expenses in connection with (1) Fund Management; (2) Legal and Accounting; and, (3) Marketing and Insurance.

Sources of Capital

The Company expects to engage in additional fundraising activities, including debt financing, as may be approved by the Manager and the Company's members. In particular, the Company expects to procure debt financing using the purchased real estate as collateral. The Company expects to seek such debt financing from retail commercial banks offering loans to real estate companies similarly situated to the Company. It is the possible that the Company offers a

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security interest in all of its assets, including cash on hand, as collateral for access to debt capital. The Company may also raise further funds through additional issuances of equity securities.

Liquidity & Capital Resources

The Company currently has $1,000 capital on which to rely. In addition to this offering, the Company expects to seek other sources of funding including debt financing, which may be secured debt financing, and equity fundraising.

The Company will likely require additional financing in excess of the proceeds from this offering in order to perform operations over the lifetime of the Company. Except as otherwise described herein, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy.

This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital simultaneously with this offering and in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.


Financial Information


28.   **Include the financial information specified below covering the two (2) most recently completed fiscal years or the period(s) since inception, if shorter**:

> For financial information please see Exhibit G – Financial Statements – attached hereto and incorporated herein by reference.

29.   **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016**:

> (1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
>
> (i)   in connection with the purchase or sale of any security? ☐ Yes ☒ No


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(ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☒ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer?
☐ Yes ☒ No

(B) engaging in the business of securities, insurance or banking?
☐ Yes ☒ No

(C) engaging in savings association or credit union activities?
☐ Yes ☒ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year

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period ending on the date of the filing of this offering statement?
☐ Yes ☒ No

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
☐ Yes ☒ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
☐ Yes ☒ No

(ii)   Section 5 of the Securities Act? ☐ Yes ☒ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☒ No

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(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☒ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

30. **In addition to the information expressly required to be included in this Form, include**:

1. any other material information presented to investors; and

2. such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The impact of the COVID-19 pandemic is a material event outside the control of the company, however the Manager is carefully watching the pandemic and adjusting property acquisition strategies accordingly.

See Exhibit E – Offering Page on Intermediary's Portal – for a description of the Company's investment page on the portal's webpage. See Exhibit F – Portal Agreement, Consulting Services Agreement and Escrow Agreement – for more details regarding the Company's agreement with the portal, a related consulting services provider, and the escrow bank.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS. TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE

TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

The Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in the Form C are forward- looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Any forward- looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 20th (120 days after the end of each fiscal year covered by the report).

Once posted, the annual report may be found on the issuer's website at: www.westridge.sppx.io and www.westridgerei.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the issuer liquidates or dissolves its business in accordance with state law.

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Westridge Capital Properties, LLC, a wholly-owned subsidiary of Westridge Capital, LLC

EXHIBIT B

BUSINESS AND BUSINESS PLAN

Business Plan Summary

Mission and Goals

Mission and Vision

The mission of Westridge Capital Properties, LLC (the "Property Owning Company"), a wholly-owned subsidiary of Westridge Capital, LLC (the "Company" and, together with the Property Owning Company, collectively, "Westridge"), is to:

- Seek, acquire and sell single family, multi-family and commercial properties to rent and/or rehabilitate for sale.
- To provide a competitive rate of return and long-term passive income to investors.
- Providing adequate housing and office space to individuals, families and businesses.
- To give back to the community through either volunteer efforts and/or monetary donations to worthy causes in need of assistance.

Goals

To accomplish the mission, we will focus on the following goals:

1. Locate and acquire at least one potential commercial rental property consisting of executive office spaces, retail storefronts, and possible mixed-used properties that will be rented for a minimum 6% annual capitalization rate.

2. Locate and acquire at least one residential rental property consisting of quality condominiums, townhouses, single family residences, and/or multi-family residences that will be rented for a minimum 6% annual capitalization rate.

3. Identify and acquire distressed, depressed or under-valued single family, multifamily. condominiums, and townhouses that will be renovated at a reasonable cost and sold for market value realizing a minimum of 10% profit from the original acquisition cost.

4. Provide a reasonable rate of return to our investors with the goal of a minimum 6% annually on their investment with a stretch goal of investment return between 10% and 20%. This rate of return goal is not guaranteed, but our property holdings will be geared to reach the minimum for the benefit of our investors.

Opportunity

Problem & Solution

Investors are looking for opportunities to build passive long-term wealth and have continuing income while they work and when they retire. Real estate is one of the best investments available to build passive long-term wealth, but many people do not have the time, the knowledge or the required capital to enter into real estate investing on their own.

Banks and private lenders generally require an investor to put in at least 25% or more of a purchase price for a rental investment property. That is usually tens of thousands of dollars down even for a small rental property. Most people do not have sufficient liquid funds to invest into an investment property to meet lending criteria and/or they don't have the time or knowledge to successfully enter into real into estate investing, but they still desire to build a passive long term income stream to improve their life style and retirement savings.

Barriers to Entry

The cost, time and specialized knowledge are the barriers to enter into real estate investing. To purchase real estate investment properties, it generally takes a 25% down payment, which even for a small property is thousands of dollars down. It also takes time and specialized knowledge to find, research, negotiate contracts and purchase properties. Once the properties are purchased it takes time and specialized knowledge to manage and run the rental properties to make them a success.

Bottom line: Most people do not have the money, time or specialized knowledge to pursue a passive income with real estate but still desire to build a new income stream or add to retirement savings with real estate investing.

Our solution

To overcome the above barriers that most people have to creating wealth through real estate, we developed the concept of Westridge Capital, LLC as a vehicle for investors with a small amount of cash to become a real estate investor.

Through an investment in Westridge Capital, LLC, an individual can invest a much smaller amount of liquid cash, pool their money with other investors through the power of investment crowdfunding and we'll use it to invest in residential and commercial rental properties, and also "fix and flip" type investment properties. Using this model, the investor does not need to have a large down payment, time or specialized knowledge to invest in real estate. Once the funds are invested in rental properties, a portion of the rental income will be returned to the investor creating an additional stream of consistent, long term income that is secured by real estate.

Additionally, after the funds are invested in a property to be rehabbed, the profits through such efforts will be distributed through the periodic dividends to investors.

Market

Market Size & Segments

Our initial target market, the Twin Cities metropolitan area of Minneapolis/St. Paul and surrounding suburbs is one of the largest housing markets in the Midwest with 19 Fortune 500 companies and a steady year after year growth. The PwC's Emerging Trends in Real Estate Report for 2019 has the Minneapolis/St. Paul area ranked as #1 for real estate investments in the Midwest.

Contributing to the growth in the real estate market are the following factors. Minneapolis/St. Paul area is highly livable consistently appearing in the 10 best places to live in the US by US News and World Report. The area already has a large population with 65% of Minnesota's total population living within the Twin Cities region. The region is known as Minneapolis-St. Paul MN-WI Combined Statistical Area has 16 counties which covers the area built around the Mississippi, Minnesota and St. Croix rivers in east central Minnesota and is home to more than 4,000,000 residences. Also, the percentage of the population under the age of 44 is higher than the national average. The Twin Cities area is also benefiting from positive net migration. These factors suggest that the rental demand will continue to be strong.

Market Growth

The Twin Cities Metropolitan area has a strong and growing population that is linked to the growth in the jobs market. It is one of the most business friendly areas in the Midwest with a thriving labor force, higher than average wages and lower living costs. According to CNBC, the Minneapolis/St. Paul area labor force is grown 4.6% over the last year while the national average is 4.1% over the same time period. Also, future job growth is predicted to be 38.8% over the next 10 years as compared to the national average of 38% over the same time period.

According to the Minnesota Association of Realtors, the medium home price in the 16-County Twin Cities Area is up 6.1% over the last 12 months with the average sales price being $326,500. As the price in owning a home increases, this makes renting more attractive.

According to Rent Cafe, the average price of rent has increase around 4% over the past year in the Twin Cities Metro Area.

Based on the above factors, the Twin Cities Metropolitan Area is expected to continue to grow at a rate above the national average for the foreseeable future. This creates investment opportunities for both residential and commercial properties.

Execution

Westridge Capital Properties, LLC, a wholly-owned subsidiary of Westridge Capital, LLC

Marketing

Seth Johnson, co-principle of the Property Owning Company holds a Minnesota real estate license. With this license comes access to the Multiple Listing Service (MLS) and related apps to find and analyze properties for the Property Owning Company to acquire.

Once the property is acquired, the properties will be marketed to potential renters in various ways:

- Our Website
- Social Media Footprint
- Email Marketing Campaign
- Partnering with local businesses
- Craigslist and other online marketing sites
- Local newspaper ads

Operations

Locations & Facilities

The business will initially be operated out of our home offices to keep operating expenses low for the benefit of our investors. As growth occurs requiring us to expand our office space, we will consider locating in an office complex. In addition, after we acquire commercial rental properties, it would be possible to use an office in that space which would also provide the benefit of lower operating expenses to maximize profits to our investors.

Projected Roadmap

Roadmap for rental investment properties:

1. Westridge will find, analyze, and negotiate the purchase of a rental property.

2. Use investor provided funds to purchase a qualified townhouse, condo, single family home or commercial property.

3. Complete any minor repairs that need to be made to the property.

4. If property is vacant or has vacant units, find renters for those vacant units.

5. Collect rent from the renters.

6. Pay the rent payments out to our investors. The Investors will receive 70% of the rental income and the managing entity will receive 30%. The investor will then

have a consistent long-term income stream without having to find, analyze, and purchase the property on their own or manage the property.

Roadmap for "Fix 'n' Flip" investment properties:

1. Westridge will find, analyze, and negotiate the purchase of a "Fix 'n' Flip" property.

2. "Fix 'n' Flip" properties are historically more risky than rental properties. To minimize the risk to our investors, only 25% of the purchase price will come from investor funds. The rest will come from a bank or hard money lender. The property will be purchased at well below market value.

3. Needed repairs will be made to the property using funds from the construction loan provided from the bank or hard money lender.

4. Property will then be sold at the market value of the property.

5. Our goal on "Fix 'n' Flip" properties is to achieve at least 10% return on the purchase price of the property. If we purchase a property at $200,000, our goal is to make at least $20,000. 70% of that profit will be returned to our investors paid out as dividends with the Managing Entity receiving the remaining 30%.

Our Technology

The technology used by Westridge will consist of both hardware and software to facilitate efficient operations.

Hardware will consist of laptops, tablets and mobile telephones which are optimized for our business needs.

Software will be utilized in the following applications:

- Applications that are specific to real estate including, but not limited to real estate market analysis tools; the multiple listing service; mortgage and insurance rates calculators; marketing tools; and other relevant applications.
- Accounting and financial applications including, but not limited to, Quickbooks and on-line banking tools. All tools will be used daily to monitor the progress of all properties trying to anticipate any issues which may impact positive profit potential.
- An office suite of tools with word processing, spreadsheets, presentation capability, project management support, and custom database functions.

Westridge Capital Properties and Affiliates

Overview

The Property Owning Company is a limited liability company structured as a partnership. Currently, there are two principals:

- William R. Johnson. Bill currently serves as the President and CEO, Secretary and Treasurer.
- Seth J. Johnson. Seth currently serves as the Executive Vice President and General Manager. He has the primary responsibility of overseeing general operations and managing rehab projects.

Westridge is seeking to expand its ownership through the issuance of common and preferred stock of the Company to small investors who want to invest in real estate, but do not have sufficient capital to do so on their own.

The Property Owning Company is a wholly-owned subsidiary of the Company and is the holding company for the acquisition and management of real estate properties.

Westridge History

Westridge Trading, LLC, the manager of the Company, has been in business since early 2018, when as a start-up, purchased its first "fix and flip" property. We acquired a foreclosed single-family home in Shorewood, Minnesota, a very upscale western suburb of Minneapolis. We were able to acquire the property for approximately $250,000 under comparable properties in the same area. While the property was in generally good condition, there was some areas of the house that needed work. We spent about $90,000 in rehab costs to make the property "shine" as a high-end executive home. We were able to sell the property 6 months after acquisition, and realized a profit of around $35,000.

We are continuing to actively seek additional candidate properties in both residential and commercial markets for either rental long term holds, or for rapid "fix and flips" opportunities.

In addition to real estate investment, Westridge decided to undertake a small venture in IT/computer consulting start in late 2019, which has provided Westridge with consistent revenue.

Westridge SWOT Analysis

In order for Westridge to be successful, we completed a SWOT Analysis. SWOT means "Strengths, Weaknesses, Opportunities, and Threats".

- **Strengths**: As a company, we have a strong team to execute projects in an efficient and consistent manner. We are experienced in the real estate marketplace and can bring that

B-6

37292840.2 08/10/2020

collective experience to bear making Westridge a valuable and long-term asset for both our principals and our investors.

- **Weaknesses**: While we are ready and able to act on profitable projects, the lack of adequate funding and capital to secure sufficient projects is a significant weakness. In addition, we are faced with a highly competitive real estate investment market, and until we have sufficient capital to meet the competition head on, we will only be able to watch from the sidelines.

- **Opportunities**: In recent history there has never been a better time to engage in real estate investing. Rents are continuing to increase throughout our initial target area of the Twin Cities. At the same time demand for rental property is very high and according to statistics seems on a pace to provide continued growth. These factors create numerous opportunities to acquire quality rental properties that will provide a consistent long-term rate of return. In addition, rental commercial property continues to be an important factor of growth as businesses in the Twin Cities expand and look for additional office space. This again, creates an opportunity for our company to acquire and hold quality commercial properties providing a consistent long term rate of return.

- **Threats**: As a newer company even though the principals are experienced in real estate investment, traditional funding sources are virtually impossible to find. There are "hard money" lenders willing to fund our projects, but the costs of such money is very high which reduces potential profit, and perhaps even bring cash flow to a net of zero or a negative amount, which is obviously not a benefit to either the principals nor our investors. In addition, in the "flip and fix" market, the competition has grown significantly driving up candidate property prices to the point of not be able to make a profit. The "flip and fix" market has become highly competitive due to popular television shows that make the "fix and flips" very attractive for first time property investors. Added to this is that many larger companies with deep pockets are now engaged in buying up properties to fix and flip, again driving up prices and making it very difficult for small companies such as ours to gain an adequate foothold into the fix and flip market. Finally, a potential threat is a real estate crash such as happened in 2008 or a general recession.

Team

Management team

Westridge Capital Properties, LLC has two principals:

- William R. Johnson, President and CEO, Secretary, and Treasurer. Bill has extensive experience as a manager, executive at the VP level, senior director, and chief information officer in the Information Technology field. While his management experience has been in IT, many of the same business principles apply across various disciplines to create efficient, effective, and consistent management systems. In addition, Bill also previously owned and managed several apartment buildings, townhouses and single-family residences. He also hold 4 college degrees including a Ph.D. in finance, management, and computer science. Bill is a graduate of the Real Estate Knowledge Institute located in Phoenix, Arizona.

- Seth J. Johnson, Executive Vice President and General Manager. Seth has broad experience as a real estate mortgage and insurance underwriter and worked for one of the largest home mortgage companies in the United States. He is also an accomplished project manager who oversees our rehab projects. Seth is a licensed real estate agent in Minnesota with RE/MAX Advantage Plus and has access to numerous real estate resources not available to the general public. He holds a B.A. degree in Counseling. Seth is a graduate of the Real Estate Knowledge Institute located in Phoenix, Arizona.

Additional Team Members When Needed

Every business needs external resources to achieve its mission and goals. As such, we have identified the following resources needed to complete our mission.

- General contractor to oversee larger rehab projects.
- Specific purpose contractors such as electricians, plumbers, etc.
- Accountant, preferably a CPA, to assist in keeping financial records.
- Attorney(s) that specialize in real estate and equity offerings.
- Bankers who specialize in business banking requirements.
- Marketing professionals who can provide expertise to market Westridge.
- Real estate agents for the acquisition and sale of properties.
- Property management specialists for rental properties to keep the principals from dealing with day-to-day renter issues.
- Other specialty areas when needed.

Financial Plan

Forecast

Key assumptions

We are making the following financial assumptions in our projected investment scenarios:

1. That sufficient inventory in both the commercial and residential property markets will yield numerous candidates that will meet the investment goals.

2. That the overall housing market will remain stable even though this market tends to be cyclical.

3. That growth in the rental markets will continue to be strong and grow as indicated in the Opportunity/Market section of this plan even in the event of a recession or housing market crash.

Westridge Capital Properties, LLC, a wholly-owned subsidiary of Westridge Capital, LLC

4. That properties will continue to appreciate in value by 5% or more annually averaged over time as indicated in the Opportunity/Market section of this plan.

5. That sufficient investment capital will be raised from investors to avoid relying on bank and "hard money" lenders for the purchase of rental investment properties.

Examples of Potential Profit

Here are several potential profit scenarios that tie in with our goals listed previously where we will acquire:

- At least 1 commercial rental property for rental purposes and to hold for long-term growth through appreciation.
- At least 1 residential property for rental purposes and to hold for long-term growth through appreciation.
- At least 1 distressed property that we will acquire, rehab, and resell for a profit.

Westridge Capital Properties, LLC, a wholly-owned subsidiary of Westridge Capital, LLC

Commercial Rental Property Investment Scenario

Westridge Capital Properties, LLC			
Commercial Rental Property Investment Scenario			
11 Unit/Executive Office Building, 8,000 Square Feet			**Comments**
Capital Investment and Purchase Expenses:			
Purchase Price	$	675,000.00	From Investor Funding
Closing Costs	$	46,000.00	From Investor Funding
Total Initial Investment	$	721,000.00	
Monthly Cash Flow:			
Income:			
Gross Rent	$	9,000.00	
Expenses:			
Mortgage Payment			
Property Tax and Insurance	$	1,025.00	
Monthly Utility Costs Not Paid by Tenants	$	1,100.00	Includes Water, Sewer, Wi-Fi Service; Garbage Removal; Common areas Electricity and Natural Gas
Maintenance	$	525.00	Includes Lawn Mowing, Snow Removal, Cleaning and Janitorial
Management Fees	$	325.00	
Miscellaneous Expenses	$	100.00	
Repairs and capital replacement reserves	$	450.00	5% of monthly rent
Total Monthly Expenses	$	3,525.00	
Net Monthly Cash Flow	$	5,475.00	
Annual Cap Rate		10%	
Capital Appreciation:			
Property to be sold after 5 years			Assumes a 5% per year appreciation value
Property Sale Price	$	861,490.00	
Less: Closing Costs	$	(57,000.00)	
Less: Original Investment	$	(721,000.00)	
Net Dollar Gain	$	83,490.00	
Net Percent Gain on Original Investment		11.5%	
NOTE: Above projections shown are an example for illustrative purposes only. These projections are not a guarantee of return to investor. Actual returns may be more or less depending on the circumstances.			

Westridge Capital Properties, LLC, a wholly-owned subsidiary of Westridge Capital, LLC

Residential Rental Property Investment Scenario

Westridge Capital Properties, LLC			
Residential Rental Property Investment Scenario			
2 Bedroom, 2 bath, 1,200 square foot condominium			**Comments**
Capital Investment and Purchase Expenses:			
Purchase Price	$	187,500.00	From Investor Funding
Closing Costs	$	14,000.00	From Investor Funding
Total Initial Investment	$	201,500.00	
Monthly Cash Flow:			
Income:			
Gross Rent	$	1,600.00	
Expenses:			
Mortgage Payment	$	-	
Property and Insurance	$	175.00	
HOA Fees	$	350.00	
Management Fees	$	50.00	
Miscellaneous Expenses	$	25.00	
Repairs and capital replacement reserves	$	80.00	5% of monthly rent
Total Monthly Expenses	$	680.00	
Net Monthly Cash Flow	$	920.00	
Annual Cap Rate		6%	
	$		
Capital Appreciation:			
Property to be sold after 5 years			Assumes a 5% per year appreciation value
Property Sale Price	$	239,302.00	
Less: Closing Costs	$	(18,000.00)	
Less: Original Investment	$	(201,500.00)	
Net Dollar Gain	$	19,802.00	
Net Percent Gain on Original Investment	$	11%	
NOTE: Above projections shown are an example for illustrative purposes only. These projections are not a guarantee of return to investor. Actual returns may be more or less depending on the circumstances.			

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Westridge Capital Properties, LLC, a wholly-owned subsidiary of Westridge Capital, LLC

Fix and Flip Property Investment Scenario

Westridge Capital Properties, LLC			
Fix and Flip Property Investment Scenario			
Distressed 3 or 4 bedroom, 2 bath home needing cosmetic repairs			
Property comparables show that the after repair value of the home is $485,000.			**Comments**
Property is a foreclosure and has been on the market for 6 months.			
The goal is to rehab the property in 4 months or less and then sell it so it is not in inventory for more than 6 months.			
Purchase Cost is $325,000.			
Expenses:			
Purchase Cost	$	325,000.00	
Down payment of 25%	$	81,250.00	From Investor Funding
Mortgage on remaining 75%	$	243,750.00	Bank or hard money loan at annual interest of 10%
Purchase Closing Costs	$	24,000.00	From Investor Funding
Rehab/Repair Costs	$	35,000.00	Bank or hard money loan at annual interest of 10%
Mortgage and rehab loan interest for 6 months	$	13,937.50	
Holding Costs: Insurance, Utilities, Miscellaneous	$	5,000.00	
Total Expenses		402,937.50	Consisting of purchase costs, closing costs, rehab costs, mortgage interest and holding costs
Property Sale:	$	485,000.00	
Less: Property Sale Closing Costs	$	(32,500.00)	
Less: Total Expenses Outlined above	$	(402,937.50)	
Net Gain or Profit	$	49,562.50	
Net Percent Gain on Original Investment	$	15%	
NOTE: Above projections shown are an example for illustrative purposes only. These projections are not a guarantee of return to investor. Actual returns may be more or less depending on the circumstances.			

Financing

Use of funds

The funds that investors provide will be used in the following ways:

- To fund the outright purchase of investment rental properties, both commercial and residential. Instead of paying banks or hard money lenders a portion of our profits though mortgage interest, the plan is to purchase properties for cash with investor funds so investors receive the largest possible percentage return on their investment.
- To fund the down payment of "fix and flip" type investment properties. Because of the larger inherent risk associated with "fix and flip" investment properties and to reduce the risk to our investors, banks and/or hard money lenders would be used to fund the remainder of the purchase and renovation costs.

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Westridge Capital Properties, LLC, a wholly-owned subsidiary of Westridge Capital, LLC

- To recoup initial expenses and pay long-term expenses related to marketing, attorney fees, crowdfunding portal costs, accountants, and insurance. To repay any short-term borrowing needed to acquire properties that may require a quick closing on the property or renovation costs on a property. This borrowing would be paid off as rapidly as possible to maximize profit potential as additional investor funds become available.

Sources of Funds

The primary sources of funds will be from three sources:

- Investors who choose to purchase preferred equity in the Company.
- The majority owners of the Company who are also the management team.
- As a last resort, depending on the property opportunities that may arise quickly, borrow short-term funds, which then would be paid off as rapidly as possible from investor funds.

EXHIBIT C

SUBSCRIPTION AGREEMENT

WESTRIDGE CAPITAL, LLC

SUBSCRIPTION INSTRUCTIONS

A subscription to invest in securities offered by Westridge Capital, LLC, a Minnesota limited liability company (the "***Company***") may be made only by means of the completion, delivery and acceptance of the following:

- Subscription Agreement: Complete all requested information in this Subscription Agreement and date and sign the signature page.

- Operating Agreement of the Company: Execute the signature page to the Operating Agreement of the Company attached as <u>Schedule A</u>.

DELIVERY OF SUBSCRIPTION DOCUMENTS

Subscribers must submit:

- A completed and signed copy of the Subscription Agreement; and

- An executed copy of the signature page to the Operating Agreement.

Please note that the Company reserves the right to request any additional documentation necessary to verify the identity of a prospective investor in the Company. Please be aware that your failure to provide such documentation may delay your acceptance by Company or cause your subscription request to be rejected entirely. The Company shall be held harmless by any such prospective investor against any loss arising as a result of a failure to provide any requested documentation.

PRIVACY

The Company takes precautions to maintain the privacy of personal information concerning the Company's current and prospective individual investors. For more information in this regard, please refer to the Privacy Policy attached hereto as <u>Exhibit A to Subscription Agreement</u>.

37292840.2 08/10/2020

WESTRIDGE CAPITAL, LLC

SUBSCRIPTION AGREEMENT

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER ANY SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION. THIS OFFERING IS MADE PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING THEREUNDER.

A SUBSCRIBER SHOULD BE PREPARED TO BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE COMPANY FOR AN INDEFINITE PERIOD OF TIME BECAUSE THE SERIES A PREFERRED UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE LAWS OF ANY OTHER JURISDICTION, AND, THEREFORE, CANNOT BE SOLD UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. THERE IS NO OBLIGATION OF THE COMPANY TO REGISTER THE SERIES A PREFERRED UNITS UNDER THE SECURITIES ACT OR THE LAWS OF ANY OTHER JURISDICTION.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(F). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED THE OFFERING MATERIALS (AS DEFINED HEREIN) SPEAK AS OF THEIR DATE.

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THIS SUBSCRIPTION AGREEMENT AND SUBSCRIBER QUESTIONNAIRE (this "**Agreement**") is entered into by and between Westridge Capital, LLC, a Minnesota limited liability company (the "**Company**"), and the subscriber identified on the signature page hereto ("**Subscriber**") in connection with Subscriber's purchase of certain Series A Preferred Units (the "**Series A Preferred Units**") in the Company at a purchase price of $1.00 per Series A Preferred Unit, and admission as a Series A Preferred Member of the Company pursuant to its Operating Agreement (the "**LLC Agreement**"). Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the LLC Agreement.

Subscriber understands that the Company, is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated on or about June 25, 2020, as amended (the "**Form C**"), filed by the Company with the Securities and Exchange Commission (the "**SEC**") and the Exhibits thereto (collectively, the "**Offering Materials**"). The Company is offering to both accredited and non-accredited investors up to 50,000 Series A Preferred Units of membership interest at a price of one dollar and 00/100 ($1.00) per Series A Preferred Unit (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is fifty thousand dollars and 00/100 ($50,000) (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is one hundred seven thousand dollars and 00/100 ($107,000) (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Series A Preferred Units on a basis to be determined by the Company's management. The Company is offering the Series A Preferred Units to prospective investors through the Silicon Prairie Online crowdfunding portal (the "**Portal**"). The Portal is registered with the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to a certain percentage of gross monies raised in the Offering. Investors should carefully review the Offering Materials, which are available on the website of the Portal at fp.sppx.io.

Subscriber hereby subscribes for the Series A Preferred Units, and Company and Subscriber hereby agree as follows:

1. **Purchase**. Subscriber agrees to purchase from the Company, an aggregate amount of Series A Preferred Units as set forth on the signature page hereto. All payments of Subscriber's purchase price to the Company shall be made by check made out to "**WESTRIDGE CAPITAL, LLC**", wire transfer or ACH. Series A Preferred Units will be sold in minimum amounts of five hundred dollars and 00/100 ($500.00).

2. **Adoption**. If Subscriber is accepted as a Series A Preferred Member of the Company pursuant to paragraph 3 below, Subscriber hereby agrees to be bound by all the terms and provisions of the LLC Agreement and to perform all obligations therein imposed upon a Series A Preferred Member with respect to the Series A Preferred Units.

3. **Acceptance of Subscription; Delivery of LLC Agreement; Subscriber Cancellation**.

    Subscriber understands and agrees that this subscription is made subject to the following terms and conditions:

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(a) Company shall have the right to review the suitability of any person desiring to purchase Series A Preferred Units in the Company;

(b) Company shall have the right, in its sole and absolute discretion, to reject this subscription, in whole or in part; and the subscription shall be deemed to be accepted by Company only when Subscriber has been admitted to the Company as a Series A Preferred Member;

(c) Company shall have no obligation to accept subscriptions in the order received;

(d) Subscriber hereby requests and authorizes Company to enter Subscriber's name on Schedule C to the LLC Agreement as a Series A Preferred Member;

(e) The Series A Preferred Units to be created on account of this subscription shall be created only in the name of Subscriber, and Subscriber agrees to comply with the terms of the LLC Agreement and to execute any and all further documents necessary in connection with becoming a Series A Preferred Member of the Company;

(f) Subscriber hereby undertakes in respect of the Series A Preferred Units that Subscriber shall comply with the restrictions on transfer of the Series A Preferred Units contained in the LLC Agreement;

(g) Subscriber further understands that during and following termination of the Offering, the Company may undertake offerings of other securities;

(h) Subscriber has up to 48 hours before the campaign end date described in the Form C to cancel the purchase and get a full refund; and

(i) Subscriber hereby agrees to the use of electronic signatures for purposes of both this Subscription Agreement and the LLC Agreement.

4. **Conditions to Closing**. Company's obligations hereunder are subject to acceptance by Company of Subscriber's subscription for Series A Preferred Units and to the fulfillment, prior to or at the time of closing, of each of the following conditions:

(a) The representations and warranties of Subscriber contained in this Agreement shall be true and correct at the time of closing; and

(b) All proceedings in connection with the transactions contemplated hereby and all documents and instruments incident to such transactions shall be satisfactory in substance and form to the Company, and the Company shall have received all such counterpart originals or certified or other copies of such documents as it may request.

5. **Subscriber's Representations**. In connection with Subscriber's purchase of Series A Preferred Units, Subscriber makes the following representations and warranties on which the Company is entitled to rely:

(a) Subscriber has received, read and understands the Offering Materials, including the section entitled "Risk Factors". No representations or warranties have been

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made to Subscriber by the Company or any agent of such persons, other than as set forth in the LLC Agreement and this Agreement.

(b)   Subscriber is acquiring the Series A Preferred Units solely for Subscriber's own account and not directly or indirectly for the account of any other person whatsoever (or, if Subscriber is acquiring the Series A Preferred Units as a trustee, solely for the account of the trust or trust account named herein) for investment and not with a view to, or for sale in connection with, any distribution of the Series A Preferred Units.   Subscriber does not have any contract, undertaking or arrangement with any person to sell, transfer or grant a participation to any person with respect to the Series A Preferred Units.

(c)   Subscriber has such knowledge and experience in financial and business matters that Subscriber is capable of evaluating the merits and risks of the investment evidenced by Subscriber's purchase of the Series A Preferred Units, and Subscriber is able to bear the economic risk of such investment including the risk of complete loss.

(d)   Subscriber has had access to such information concerning the Company as Subscriber deems necessary to enable Subscriber to make an informed decision concerning the purchase of the Series A Preferred Units.   Subscriber has had access to the managers of Company and the opportunity to ask questions of, and receive answers satisfactory to Subscriber from, such managers concerning the offering of Series A Preferred Units in the Company and the Company generally. Subscriber has obtained all additional information requested by Subscriber to verify the accuracy of all information furnished in connection with the offering of Series A Preferred Units in the Company.

(e)   Subscriber understands that the Series A Preferred Units has not been registered under the United States Securities Act of 1933, as amended (the "*Securities Act*") or any securities law of any state of the United States or any other jurisdiction, in each case in reliance on an exemption for private offerings, and Subscriber acknowledges that Subscriber is purchasing the Series A Preferred Units without being furnished any offering literature or prospectus other than the Offering Materials.

(f)   Subscriber represents that either:

(i)   Subscriber's net worth or annual income is less than $107,000 and that the amount Subscriber is investing pursuant to this Agreement together with all other amounts Subscriber is investing in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months is either less than (A) 5% of the lower of Subscriber's annual income or net worth, or (B) $2,200; or

(ii)   both Subscriber's net worth or annual income are more than $107,000 and that the amount Subscriber is investing pursuant to this Agreement together with all other amounts Subscriber is investing in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months is less

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than (A) 10% of the lower of Subscriber's annual income or net worth, and (B) does not exceed $107,000.

(g) Including the amount set forth on the signature page hereto, in the past 12-month period, Subscriber has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(h) Subscriber is aware that (i) Subscriber must bear the economic risk of investment in the Series A Preferred Units for an indefinite period of time, possibly until final winding up of the Company, (ii) because the Series A Preferred Units has not been registered under the Securities Act, there is currently no public market therefor, (iii) Subscriber may not be able to avail itself of the provisions of Rule 144 of the Securities Act with respect to the Series A Preferred Units, and (iv) the Series A Preferred Units cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available. Subscriber understands that the Company is under no obligation, and does not intend, to effect any such registration at any time. Subscriber also understands that sales or transfers of the Series A Preferred Units are further restricted by, as applicable, securities laws of other jurisdictions and the states of the United States.

(i) The Series A Preferred Units will not be transferred or disposed of except in accordance with the terms of this Agreement and will not be sold or transferred without registration under the Securities Act, or pursuant to an applicable exemption therefrom.

(j) Subscriber's full legal name, true and correct address of residence, phone number, electronic mail address, United States taxpayer identification number and other contact information are provided herewith.

(k) The execution and delivery of the LLC Agreement and this Agreement, the consummation of the transactions contemplated thereby and the performance of the obligations thereunder will not conflict with or result in any violation of or default under any provision of any other agreement or instrument to which Subscriber is a party or any license, permit, franchise, judgment, order, writ or decree, or any statute, rule or regulation, applicable to Subscriber.

(l) No suit, action, claim, investigation or other proceeding is pending or, to the best of Subscriber's knowledge, is threatened against Subscriber that questions the validity of the LLC Agreement or this Agreement or any action taken or to be taken pursuant to the LLC Agreement or this Agreement.

(m) Subscriber has full power and authority to make the representations referred to in the LLC Agreement and this Agreement, to purchase the Series A Preferred Units pursuant to the LLC Agreement and this Agreement and to deliver the LLC Agreement and this Agreement. Each of the LLC Agreement and this Agreement creates valid and binding obligations of Subscriber and is enforceable against Subscriber in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws affecting creditors' rights, and subject to general equity

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principles and to limitations on availability of equitable relief, including specific performance.

(n)   Subscriber acknowledges that Subscriber understands the meaning and legal consequences of the representations and warranties made by Subscriber herein. Such representations and warranties are complete and accurate, shall be complete and accurate at the time of closing and may be relied upon by the Company. Such representations and warranties shall survive delivery of the LLC Agreement and this Agreement. If in any respect such information shall not be complete and accurate prior to the time of closing, Subscriber shall give immediate notice of such incomplete or inaccurate information to Company, specifying which representations or warranties are not complete and accurate and the reasons therefor.

(o)   Subscriber hereby agrees to indemnify and hold harmless the Company and each member, principal, manager, director, officer, advisor or employee thereof (each, an "*Indemnified Party*") from and against any and all loss, damage or liability due to or arising out of any inaccuracy or breach of any representation or warranty of Subscriber or failure of Subscriber to comply with any covenant or agreement set forth herein or in any other document furnished to any Indemnified Party specifically supplementing the information in this subscription booklet by Subscriber in connection with the subscription for Series A Preferred Units. Subscriber shall reimburse each Indemnified Party for its legal and other expenses (including the cost of any investigation and preparation) as they are incurred in connection with any such claim, action, proceeding or investigation. The reimbursement and indemnification obligations of Subscriber under this paragraph shall survive any closing applicable to Subscriber (or, if this Agreement is terminated pursuant to paragraph 3(h) above, such termination) and shall be in addition to any liability which Subscriber may otherwise have (including, without limitation, liabilities under the LLC Agreement) and shall be binding and inure to the benefit of any successors, assigns, heirs, estates, executors, administrators and personal representatives of the Indemnified Parties.

(p)   Subscriber confirms that Subscriber has been advised to consult with Subscriber's attorney regarding legal matters concerning the Company and to consult with independent tax advisers regarding the tax consequences of investing in the Company. Subscriber acknowledges that he, she or it understands that any anticipated United States federal or state income tax benefits may not be available and, further, may be adversely affected through adoption of new laws or regulations or amendments to existing laws or regulations. Subscriber acknowledges and agrees that the Company is providing no warranty or assurance regarding the ultimate availability of any tax benefits to Subscriber by reason of Subscriber's investment in the Company.

(q)   Subscriber understands that information relating to Subscriber shall appear on the records of the Company. Subscriber acknowledges and agrees that other Members may receive such information as permitted by the LLC Agreement or as required by applicable laws and may share such information with their advisors.

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(r)   Subscriber understands and agrees that the Company may make an election under Section 754 of the Code or an election to be treated as an "electing investment partnership" for purposes of Section 743 of the Code. If the Company elects to be treated as an electing investment partnership, Subscriber shall cooperate with the Company to maintain that status and shall not take any action that would be inconsistent with such election. Upon request, Subscriber shall provide Company with any information necessary to allow the Company to comply with (a) its obligations to make tax basis adjustments under Sections 734 or 743 of the Code and (b) its obligations as an electing investment partnership.

6.   **Withholding**. Company may be required to withhold a certain portion of the taxable income and gain allocated or distributed to each Subscriber unless Subscriber provides documentation confirming that such Subscriber is not subject to withholding, or is subject to a reduced rate of withholding. If Subscriber is a United States Person, please complete IRS Form W-9 and provide a copy to the Company. Such Subscriber agrees to notify Company within 60 days if Subscriber ceases to be a United States Person.

7.   **Investor Qualifications**.

Subscriber represents and warrants as follows ***(Answer Part (a), (b) or (c), as applicable. Please check all applicable items)***:

(a)   **Accredited Investor - Individuals**. I am an INDIVIDUAL and:

☐   i. I have a net worth, or a joint net worth together with my spouse, in excess of $1,000,000, excluding the value of my primary residence.

☐   ii. I had an individual income in excess of $200,000 in each of the prior two years and reasonably expect an income in excess of $200,000 in the current year.

☐   iii. I had joint income with my spouse in excess of $300,000 in each of the prior two years and reasonably expect joint income in excess of $300,000 in the current year.

☐   iv. I am a director or executive officer of WESTRIDGE CAPITAL, LLC.

(b)   **Accredited Investor - Entities**. The undersigned is an ENTITY and:

☐   i. The undersigned hereby certifies that all of the beneficial equity owners of the undersigned qualify as accredited individual investors by meeting one of the tests under items (a)(i) through (a)(iv) above. Please indicate the name of each equity owner and the applicable test from (a) above:

☐   ii. The undersigned is a bank or savings and loan association as defined in Sections 3(a)(2) and 3(a)(5)(A), respectively, of the Securities Act either in its individual or fiduciary capacity.

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☐   iii.   The undersigned is an insurance company as defined in Section 2(13) of the Securities Act.

☐   iv.   The undersigned is an investment company registered under the Investment Company Act of 1940 or a business development company as defined therein, in Section 2(a)(48).

☐   v.   The undersigned is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

☐   vi.   The undersigned is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and one or more of the following is true (check one or more, as applicable):

      ☐   (1) the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser;

      ☐   (2) the employee benefit plan has total assets in excess of $5,000,000; or

      ☐   (3) the plan is a self-directed plan with investment decisions made solely by persons who are "accredited investors" as defined under therein.

☐   vii.   The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

☐   viii.   The undersigned has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring and one or more of the following is true (check one or more, as applicable):

      ☐   (1) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

      ☐   (2) a corporation;

      ☐   (3) a Massachusetts or similar business trust;

      ☐   (4) a partnership; or

      ☐   (5) a limited liability company.

☐   ix.   The undersigned is a trust with total assets exceeding $5,000,000, which is not formed for the specific purpose of acquiring and whose purpose is directed by a person who has such knowledge and experience in

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financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the Series A Preferred Units.

(c) **Non-Accredited Investors**.

☐ The undersigned cannot make any of the foregoing representations and is therefore not an accredited investor.

8. **Survival of Agreements, Representations and Warranties**. All agreements, representations and warranties contained herein or made in writing by or on behalf of Subscriber, the Company in connection with the transactions contemplated by this Agreement shall survive the execution of the LLC Agreement and this Agreement, any investigation at any time made by Subscriber, the Company or on behalf of either of them and the sale and purchase of the Series A Preferred Units and payment therefor and the dissolution and termination of the Company.

9. **Legends**. Subscriber consents to the placement of any legend required or reasonably advisable, as determined by the Company's legal counsel, by applicable law.

10. **Notices**. Any notice required or permitted to be given under this Agreement shall be in writing and shall be sent by Federal Express, DHL or other recognized international courier service or by facsimile or electronic transmission and shall be effective the earliest of (a) actual receipt, or (b) on the third business day after dispatch by Federal Express, DHL or other recognized international courier service, or (c) the next business day after such notice shall have been given by facsimile transmission with electronic answerback confirmation or electronic transmission. A "business day" shall mean any weekday (*i.e.*, Monday through Friday) during which banks are generally open in both the U.S. Until otherwise specified by written notice, the addresses for any such notice shall be:

> If to the Company, to:
> Westridge Capital, LLC
> 1331 Lake Drive West, Apt. 115
> Chanhassen, MN 55317, USA

If to a Subscriber, to such address as is set forth in Subscriber's signature page to this agreement

11. **Counterparts, Execution and Delivery**. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. A facsimile or other reproduction of this Agreement may be executed by Subscriber and/or Company, and an executed copy of this Agreement may be delivered by Subscriber and/or Company by facsimile, electronic signature or similar electronic transmission device pursuant to which the signature(s) and responses can be seen, and such execution and delivery shall be considered valid, binding and effective for all purposes. At the request of any party hereto, Subscriber and Company agree to execute an original of this Agreement as well as any facsimile or other reproduction hereof.

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12. **Amendments**. Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated orally, but only with the written consent of Subscriber and Company.

13. **Assignment**. This Agreement is not transferable or assignable by Subscriber.

14. **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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SIGNATURE PAGE FOR INDIVIDUALS

Dated: _____   Dated: _____

_____   _____
Signature   Signature of Second Individual, if applicable

_____   _____
Name (Typed or Printed)   Name (Typed or Printed)

_____   _____
Social Security Number   Social Security Number

_____   _____
Telephone Number   Telephone Number

_____   _____
Residence Street Address   Residence Street Address

_____   _____
City, State & Zip Code   City, State & Zip Code

_____   _____
Mailing Address   Mailing Address
(only if different than above)   (only if different than above)

_____   _____
City, State & Zip Code   City, State & Zip Code

_____   _____
Email Address   Email Address

Principal Subscription Amount ($): _____

Entity Subscriber Type of Ownership:

The subscribed for notes are to be registered in the following form of ownership (check one):

☐   Individual Ownership

☐   Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the relationship between the parties (*e.g.*, married).

☐   Tenants in Common. Briefly describe the relationship between the parties (*e.g.*, married).

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SIGNATURE PAGE FOR TRUSTS AND ENTITIES

Dated:_____

_____
Name of Entity (Typed or Printed) Telephone Number

_____
Signature of Authorized Person Entity's Tax Identification Number

_____
Name & Title (Typed or Printed of Signatory) Contact Person (if different from Signatory)

_____
Principal Executive Office Address Mailing Address
          (if different from principal executive office)

_____
City, State & Zip Code   City, State & Zip Code

_____
Email address   Email address

_____

Principal Subscription

Amount ($):_____

# of Series A Preferred Units:_____

Entity Subscriber Type of Ownership:

The subscribed for notes are to be registered in the following form of ownership (check one):

☐ Partnership

☐ Limited Liability Company

☐ corporation

☐ Trust or Estate (Describe, and enclose evidence of authority

☐ IRA Trust Account

☐   Other (Describe)

ACCEPTANCE

This Subscription Agreement is accepted by WESTRIDGE CAPITAL, LLC on _____

_____

As to: the principal amount in dollars and number of Series A Preferred Units set forth on Subscriber's signature page.

WESTRIDGE CAPITAL, LLC

By: _____

Name:

Title:

SUBSCRIBER INFORMATION
TO RECEIVE PAYMENTS ON SERIES A PREFERRED UNITS

Subscriber Information

_____   _____
Name   Email

_____   _____
Mailing Address   City, State, Zip Code

_____   _____
Country   Phone Number

Wire Instructions for Distributions

Please provide wire instructions for the transfer of any payments due from the Company. These instructions must be provided at account inception. Subscriber may change these wire instructions but may be required to provide an appropriate signature guarantee by a qualified financial institution (note that a signature guarantee is different than a notarized signature).

Bank   _____
Location   _____
9-Digit ABA   _____
SWIFT   _____
Beneficiary Bank Name: _____
Beneficiary Bank Account #:   _____
Beneficiary Account Name: _____
Beneficiary Account #:   _____
For further credit to (if applicable):   _____
Telephone Number of Bank: _____
Facsimile Number of Bank: _____
Name of Banking Officer: _____
Reference: _____

EXHIBIT A

Privacy Policy

The Company is committed to protecting your privacy and maintaining the confidentiality and security of your personal information, and in connection therewith, this Privacy Policy is observed by Company. This Privacy Policy explains the manner in which Company collects, utilizes and maintains nonpublic personal information about potential subscribers (collectively, "***Subscribers***") in Westridge Capital, LLC, a Minnesota limited liability company (the "***Company***"), as required under Federal Law. This Privacy Policy only applies to products and services provided by Company to individuals (including regarding investments in the Company) and which are used for personal, family, or household purposes (not business purposes).

Collection of Subscriber Information

Company may collect personal information about its Subscribers from the following sources:

1.   Subscription forms, account forms, and other information provided by Subscriber in writing, in person, by telephone, electronically or by any other means. This information includes name, address, employment information, and financial and investment qualifications;

2.   Transactions within the Company, including account balances, investments, distributions and fees;

3.   Other interactions with Company's affiliates (for example, discussions with our staff and affiliated broker-dealer); and

4.   Verification services and consumer reporting agencies, including a Subscriber's creditworthiness or credit history.

Disclosure of Nonpublic Personal Information

Company may share nonpublic personal information about investors or potential investors in the Company with affiliates, as permitted by law. Company does not disclose nonpublic personal information about investors or potential investors in the Company to nonaffiliated third parties, except as permitted by law (for example, to service providers who provide services to Subscriber or Subscriber's account).

Company may share nonpublic personal information, without a Subscriber's consent, with affiliated and nonaffiliated parties in the following situations, among others:

1.   To respond to a subpoena or court order, judicial process or regulatory inquiry;

2.   In connection with a proposed or actual sale, merger, or transfer of all or a portion of its business;

3. To protect or defend against fraud, unauthorized transactions (such as money laundering), law suits, claims or other liabilities;

4. To service providers of Company in connection with the administration and operations of the Company and other Company products and services, which may include brokers, attorneys, accountants, auditors, administrators or other professionals;

5. To assist Company in offering Company-affiliated products and services to its Subscribers;

6. To process or complete transactions requested by a Subscriber; and

7. For any proper purpose as contemplated by or permitted under the Company's offering, governing or organizing documents.

Former Subscribers

The same Privacy Policy applies to former Subscribers.

Protection of Subscriber Information

Company maintains physical, electronic and procedural safeguards that comply with federal standards to protect customer information. Company restricts access to the personal and account information of Subscribers to those employees who need to know that information in the course of their job responsibilities.

Further Information

Company reserves the right to change this Privacy Policy at any time. The examples contained within this Privacy Policy are illustrations and are not intended to be exclusive. This Privacy Policy complies with Federal Law regarding privacy. You may have additional rights under other foreign or domestic laws that may apply to you.

EXHIBIT D

OPERATING AGREEMENT

WESTRIDGE CAPITAL, LLC

OPERATING AGREEMENT

Dated as of August ___, 2020

THE UNITS REPRESENTED BY THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH UNITS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR AN EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

WESTRIDGE CAPITAL, LLC

OPERATING AGREEMENT

THIS OPERATING AGREEMENT, dated as of August _____, 2020 is entered into by and among Westridge Capital, LLC, a Minnesota limited liability company (the "***Company***"), and each of the Members set forth on each of <u>Schedule A</u> and <u>Schedule B</u> attached hereto. Certain capitalized terms used herein are defined in <u>ARTICLE I</u>.

<p style="text-align:center">R E C I T A L S</p>

WHEREAS, the Company was formed as a limited liability company under the laws of the State of Minnesota on January 28, 2020;

WHEREAS, the Members wish to provide for the management, operation and governance of, and the relative voting and economic interests in, the Company following the issuance of the Interests as described above;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I.
<u>CERTAIN DEFINITIONS</u>

Capitalized terms used but not otherwise defined herein shall have the following meanings:

"***Act***" means Minnesota Revised Uniform Limited Liability Company Act (presently Minnesota Statutes Chapter 322C), as amended from time to time, and any successor to the Act.

"***Additional Member***" means a Person admitted to the Company as a Member pursuant to <u>Section 10.2</u>.

"***Adjusted Capital Account Deficit***" means with respect to any Capital Account as of the end of any Taxable Year, the amount by which the balance in such Capital Account is less than zero. For this purpose, such Person's Capital Account balance shall be (i) reduced for any items described in Treasury Regulations Section 1.704-l(b)(2)(ii)(d)(4), (5), and (6), and (ii) increased for any amount such Person is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to Treasury Regulations Section 1.704-l(b)(2)(ii)(c) (relating to partner liabilities to a partnership) or Treasury Regulations Section 1.704-2(g)(l) and Treasury Regulations Section 1.704-2(i) (relating to Minimum Gain).

"***Affiliate***" of any particular Person means any other Person controlling, controlled by, or under common control with such particular Person, where "***control***" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract, or otherwise.

"*Agreement*" means this Operating Agreement, as amended or modified from time to time in accordance with the terms hereof.

"*Assignee*" means a Person to whom an Interest has been Transferred in accordance with the terms of this Agreement and the other agreements contemplated hereby, but who has not become a Member pursuant to ARTICLE IX.

"*Book Value*" means, with respect to any Company property, the Company's adjusted basis for federal income tax purposes, adjusted from time to time to reflect the adjustments required or permitted by Treasury Regulations Section 1.704-l(b)(2)(iv)(d) through (h); *provided*, that the Book Value of any asset contributed by a Member shall be its Fair Market Value as determined at contribution and the Book Value of any asset distributed to a Member in-kind shall be adjusted to equal its Fair Market Value as of the date of distribution.

"*Business Day*" means a day, not including a Saturday or Sunday, during which banks located in Minneapolis, Minnesota are required to be open.

"*Capital Account*" means the capital account maintained for a Member pursuant to Section 3.2.

"*Capital Contributions*" means any cash, cash equivalents, promissory obligations, or the Fair Market Value of other property that a Member contributes or is deemed to have contributed to the Company, net of any liabilities the Company is considered to assume or take subject to, or under, Section 752 of the Code, with respect to any Unit.

"*Certificate*" means the Company's Articles of Organization as filed with the Secretary of State of the State of Minnesota.

"*Code*" means the United States Internal Revenue Code of 1986, as amended.

"*Company*" has the meaning set forth in the caption of this Agreement.

"*Confidential Information*" has the meaning set forth in Section 6.5(a).

"*Distribution*" means each distribution made by the Company to a Member, whether in cash, property or securities of the Company and whether by liquidating distribution, redemption, repurchase, or otherwise; *provided*, that none of the following shall be a Distribution: (i) any repurchase by the Company of any securities of the Company in connection with the termination of employment of any employee of the Company, (ii) any recapitalization or exchange of securities of the Company, and any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Units, or (iii) any repurchase of Units pursuant to any right of first refusal or similar repurchase right in favor of the Company.

"*Fair Market Value*" means, with respect to any asset or equity interest, its Fair Market Value determined according to ARTICLE IX.

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"***Family Group***" means, as to any Person, (i) such Person's Family Members, (ii) a trust under which distribution of Units may be made only to such Person and or any Family Member of such Person, (iii) a charitable remainder trust, the income from which will be paid to such Person or his Family Members during his life, (iv) a partnership, limited liability company or other entity wholly owned, directly or indirectly, by such Person or such Person's Family Members, and (v) such Person's estate, executors, administrators, testamentary trustees, legatees or beneficiaries.

"***Family Members***" means, as to any natural Person, such Person's spouse, parents, siblings, descendants (including adoptive relationships and stepchildren) and the spouses of each such Persons.

"***Fiscal Year***" means the Company's annual accounting period established pursuant to Section 7.2.

"***GAAP***" means United States generally accepted accounting principles, consistently applied.

"***Governmental Entity***" means the United States of America or any other nation, any state or other political subdivision thereof, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government or any agency or department or subdivision of any governmental authority, including the United States federal government or any state or local government.

"***Indebtedness***" means at a particular time, without duplication, (i) any indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (ii) any indebtedness evidenced by any note, bond, debenture or other debt security, (iii) any indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business which are not more than 120 days past due), (iv) any commitment by which a Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit), and (v) any credit or loan agreement or facility or other agreement, instrument or document evidencing, creating or relating to any of the foregoing.

"***Interest***" means the interest of a Member (and Assignee) in Profits, Losses, and Distributions.

"***IRS***" means the United States Internal Revenue Service.

"***Liens***" means any mortgage, pledge, security interest, encumbrance, lien, or charge of any kind (including, but not limited to, any conditional sale or other title retention agreement or lease in the nature thereof), any sale of receivables with recourse against the Company or any Affiliate thereof, any authorized filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute other than to reflect ownership by a third

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party of property leased to the Company or any Affiliate under a lease which is not in the nature of a conditional sale or title retention agreement, or any subordination arrangement in favor of another Person (other than any subordination arising in the ordinary course of business).

"***Losses***" means items of Company loss and deduction determined according to Section 3.2.

"***Majority in Interest***" means, with respect to Members holding Units of a particular class, Members holding a majority of the outstanding Units of that class.

"***Manager***" means the manager of the Company appointed in accordance with Section 5.1, who, for purposes of the Act, will be deemed a "manager" (as defined in the Act) but will be subject to the rights, obligations, limitations and duties set forth in this Agreement.

"***Member***" means each of the Persons listed on each of Schedule A and Schedule B attached hereto, and any Person admitted to the Company as a Substituted Member or Additional Member; but only for so long as such Person is shown on the Company's books and records as the owner of one or more Units.

"***Member Minimum Gain***" has the meaning set forth for "partner nonrecourse debt minimum gain" in Treasury Regulations Section 1.704-2(i)(2).

"***Minimum Gain***" means the partnership minimum gain determined pursuant to Treasury Regulations Section 1.704 2(d).

"***Officers***" means each individual designated as an officer of the Company to whom authority and duties have been delegated pursuant to Section 5.7, subject to any resolution of the Manager appointing such individual as an officer or relating to such appointment.

"***Partnership Representative***" shall have the meaning set forth in Section 8.3.

"***Percentage Interests***" shall mean, with respect to a Series A Preferred Member or Series B Member, a fraction (expressed as a percentage), (i) the numerator of which is the number of Series A Preferred Units and Series B Units held by such Member, and (ii) the denominator of which the aggregate number of Series A Preferred Units and Series B Units held by all Members.

"***Permitted Transferee***" means (i) with respect to a Series A Preferred Member or Series B Member who is a natural person, to a member or members of his or her Family Group, and (ii) with respect to a Series A Preferred Member or Series B Member who is an entity, to its Affiliates or, in the event of the winding up of such Member, by a pro rata distribution to its equity holders in accordance with its constituent documents.

"***Person***" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a Governmental Entity.

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"**Profits**" means items of Company income and gain determined according to Section 3.2.

"**Regulatory Allocations**" has the meaning set forth in Section 4.3(d).

"**Requisite Members**" means a Majority in Interest of the Series B Members.

"**Sale of the Company**" means any (i) transaction or series of similar transactions (including by way of merger, consolidation, recapitalization, reorganization, sale of securities, sale, lease, transfer or other disposition of assets, or otherwise) pursuant to which Members of the Company immediately preceding such transaction own less than a majority of the voting power of the outstanding Interests of the Company or shares or interests of the surviving or acquiring entity, or (ii) a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company.

"**Securities**" means notes, stocks, bonds, debentures, evidences of indebtedness, certificates of interest or participation in any profit-sharing agreement, partnership interests, beneficial interests in trusts, collateral trust certificates, pre-organization certificates or subscriptions, transferable shares, investment contracts, voting trust certificates, certificates of deposit for securities, certificates of equity interests, notional principal contracts and certificates of interest or participation in, temporary or interim certificates for, receipts for or warrants or rights or options to subscribe to or purchase or sell any of the foregoing, and any other items commonly referred to as securities.

"**Securities Act**" means the Securities Act of 1933, as amended, and applicable rules and regulations thereunder, and any successor to such statute, rules, or regulations. Any reference herein to a specific section, rule, or regulation of the Securities Act shall be deemed to include any corresponding provisions of future law.

"**Series A Preferred Member**" means a holder of Series A Preferred Units.

"**Series A Preferred Return**" means, with respect to any Series A Preferred Unit, an amount determined as of the date of any distribution of Series A Preferred Return and when added to all prior distributions of Series A Preferred Return to the Series A Preferred Member, that is necessary to give the Series A Preferred Member a cumulative, non-compounding, annual return on the amount of the Series A Preferred Member's Unreturned Capital Contribution in any given year equal to: (i) six percent (6.0%), if the Series A Preferred Member owns at least 500 Series A Preferred Units but less than 5,000 Series A Preferred Units; (ii) seven percent (7.0%), if the Series A Preferred Member owns at least 5,000 Series A Preferred Units but less than 10,000 Series A Preferred Units; (iii) eight percent (8.0%), if the Series A Preferred Member owns at least 10,000 Series A Preferred Units but less than 20,000 Series A Preferred Units; and, (iv) nine percent (9.0%), if the Series A Preferred Member owns at least 20,000 Series A Preferred Units.

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"***Series A Preferred Unit***" means a Unit representing a fractional part of the interest of a Member in Profits, Losses and Distributions and having the rights and obligations specified with respect to the Series A Preferred Units in this Agreement.

"***Series B Member***" means a holder of Series B Units.

"***Series B Unit***" means a Unit representing a fractional part of the interest of a Member in Profits, Losses and Distributions and having the rights and obligations specified with respect to the Series B Units in this Agreement.

"***Substituted Member***" means a Person that is admitted as a Member to the Company pursuant to Section 10.1.

"***Tax***" or "***Taxes***" means any federal, state, local, or foreign income, gross receipts, franchise, estimated, alternative minimum, add on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee, or other withholding, or other tax, of any kind whatsoever, including any interest, penalties, or additions to tax or additional amounts in respect of the foregoing.

"***Taxable Year***" means the Company's Fiscal Year unless the Manager determines otherwise in compliance with applicable laws.

"***Transfer***" means any sale, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest or other direct or indirect disposition or encumbrance of an interest (including by operation of law) or the rights thereof. The terms "***Transferee***," "***Transferred***," and other forms of the word "***Transfer***" shall have correlative meanings.

"***Treasury Regulations***" means the income tax regulations promulgated under the Code.

"***Unit***" means a unit of Interest of a Member or an Assignee in the Company representing a fractional part of the interests in the Profits, Losses and Distributions of the Company held by all Members and Assignees and shall include Series A Preferred Units and Series B Units; *provided,* that any class or group of Units issued shall have the relative rights, powers, and duties set forth in this Agreement.

"***Unpaid Preferred Return***" means, with respect to each Series A Preferred Member, all accrued but unpaid Series A Preferred Returns due to such Series A Preferred Member for the current Fiscal Year and all previous Fiscal Years.

"***Unreturned Capital Contribution***" means, with respect to each Series A Preferred Member, as of any date, an amount equal to the excess, if any, of (a) such Series A Preferred Member's Capital Contributions, less (b) the aggregate amount of all prior distributions made to such Series A Preferred Member pursuant to Section 4.1 for all previous Fiscal Years.

ARTICLE II.
ORGANIZATIONAL MATTERS

2.1   *Formation and Conversion*. The Company was organized as a Minnesota limited liability company by filing the Certificate with the Secretary of State of Minnesota on January 28, 2020. The Members hereby agree to execute, file and record all such other certificates and documents and to do such other acts as may be appropriate to comply with all requirements for the formation, continuation and operation of a Minnesota limited liability company, the ownership of property, and the conduct of business under the laws of the State of Minnesota and any other jurisdiction in which the Company may own property or conduct business.

2.2   *Operating Agreement*. This Agreement is intended to serve as the Company's "operating agreement," as such term is defined in the Act. The Members hereby agree that during the term of the Company set forth in Section 2.6 the rights, powers and obligations of the Members with respect to the Company will be determined in accordance with the terms and conditions of this Agreement and, subject to the express terms of this Agreement, the Act.

2.3   *Name*. The name of the Company shall be "Westridge Capital, LLC." The Manager, in its sole discretion, may change the name of the Company at any time and from time to time. Notification of any such change shall be given to all Members. The Company's business may be conducted under its name and/or any other name or names deemed advisable by the Manager.

2.4   *Purpose*. The purpose and business of the Company shall be to engage in any lawful acts or activities for which limited liability companies may be organized under the Act and to engage in all activities necessary or incidental to the foregoing.

2.5   *Principal Office; Registered Office*. The principal office of the Company shall be located at such place as the Manager may from time to time designate, and all business and activities of the Company shall be deemed to have occurred at its principal office. The Company may maintain offices at such other place or places as the Manager deems advisable. Notification of any such change shall be given to all Members. The registered office of the Company required by the Act to be maintained in the State of Minnesota shall be the office of the initial registered agent named in the Certificate or such other office (which need not be a place of business of the Company) as the Manager may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Minnesota shall be the initial registered agent named in the Certificate or such other Person or Persons as the Manager may designate from time to time in the manner provided by law.

2.6   *Term*. The term of the Company commenced upon the filing of the Certificate in accordance with the Act and shall continue in existence until termination and dissolution thereof in accordance with the provisions of ARTICLE XII.

2.7   *No State Law Partnership*. The Members intend that the Company not be a partnership (including, but not limited to, a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement (except for tax purposes as set forth in the next succeeding sentence of this Section 2.7), and neither this

D-8

Agreement nor any other document entered into by the Company or any Member relating to the subject matter hereof shall be construed to suggest otherwise. The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state or local income tax purposes, and that each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment; *provided*, *however*, that the Manager may in its sole discretion change the tax treatment of the Company, including to be taxed as a corporation.

ARTICLE III.
UNITS; CAPITAL ACCOUNTS

3.1 *Members; Capital Contributions*.

(a) Issuance of Units. Upon the execution of this Agreement by the Members, each Member has made an initial Capital Contribution and is deemed to own the number of Units set forth opposite such Member's name on each of Schedule A and Schedule B attached hereto. From time to time, the Series A Preferred Members shall make Capital Contributions in cash in exchange for Series A Preferred Units, at a price of US$1.00 per Series A Preferred Unit; provided, aggregate Capital Contributions made by the Series A Preferred Members shall initially not exceed US$107,000 and the Company shall initially not issue more than 107,000 Series A Preferred Units to the Series A Preferred Members. The Company may issue fractional Units. The ownership by a Member of Series A Preferred Units or Series B Units shall entitle such Member to allocations of Profits and Losses and Distributions of cash and other property as set forth in ARTICLE IV hereof. The ownership of Units of this Agreement is as set forth on each of Schedule A and Schedule B attached hereto.

(b) Capital Account of Members. Each Series A Preferred Member and Series B Member will have a Capital Account equal to the Capital Contribution paid by such Series A Preferred Member or Series B Member in accordance with Section 3.1(a). The Company and each Member shall file all tax returns, including any schedules thereto, in a manner consistent with such Capital Accounts. Each Person listed on each of Schedule A and Schedule B upon his, her or its execution of this Agreement or a counterpart thereto is hereby admitted to the Company as a Member of the Company. Each Member's Interest in the Company, including such Member's interest in Profits, Losses and Distributions of the Company and the right to vote on certain matters, if any, as provided in this Agreement, shall be represented by the Units owned by such Member.

(c) Additional Capital Contributions. No Member shall be required to contribute any capital to the Company, and no Member shall have a personal liability for any obligation of the Company.

(d) Right to Issue Additional Units. The Company may issue additional Series A Preferred Units and Series B Units on terms and conditions determined by the Manager. In addition, the Company may issue additional classes or subclasses of Units, with rights, obligations and/or privileges that are different from the rights, obligations and/or privileges applicable to the Series A Preferred Units and Series B Units or any other classes of Units

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offered by the Company. The Company, without prior notice to or consent from any Member, may cease offering any class of Units at any time.

      3.2   ***Capital Accounts***.

      (a)   The Company shall maintain a separate Capital Account for each Member according to the rules of Treasury Regulations Section 1.704-l(b)(2)(iv). For this purpose, the Company may (in the discretion of the Manager), upon the occurrence of the events specified in Treasury Regulations Section 1.704-l(b)(2)(iv)(f) increase or decrease the Capital Accounts in accordance with the rules of such regulation and Treasury Regulations Section 1.704-l(b)(2)(iv)(g) and (h)(2) to reflect a revaluation of Company property, which adjustment shall be made in a manner consistent with Proposed Treasury Regulation Section 1.704-1(b)(2)(iv)(s)). Without limiting the foregoing, each Member's Capital Account shall be adjusted:

      (i)   by adding any additional Capital Contributions made by such Member in consideration for the issuance of Units;

      (ii)   by deducting any amounts paid to such Member in connection with the redemption or other repurchase by the Company of Units;

      (iii)   by adding any Profits allocated to such Member and subtracting any Losses allocated to such Member;

      (iv)   by deducting any cash or the Fair Market Value of other assets distributed to such Member by the Company on Units;

      (v)   by any other adjustments in accordance with the other capital account maintenance rules of Treasury Regulations Section 1.704-l(b)(2)(iv).

      (b)   For purposes of computing the amount of any item of Company income, gain, loss, or deduction to be allocated pursuant to ARTICLE IV and to be reflected in the Capital Accounts, the determination, recognition, and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for this purpose); *provided*, that:

      (i)   The computation of all items of income, gain, loss and deduction shall include those items described in Code Section 705(a)(1)(B) or Code Section 705(a)(2)(B) and Treasury Regulations Section 1.704-l(b)(2)(iv)(i), without regard to the fact that such items are not includable in gross income or are not deductible for federal income tax purposes.

      (ii)   If the Book Value of any Company property is adjusted pursuant to Treasury Regulations Section 1.704-l(b)(2)(iv)(e) or (f), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property.

(iii)   Items of income, gain, loss or deduction attributable to the disposition of Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the Book Value of such property.

(iv)   Items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the property's Book Value in accordance with Treasury Regulations Section 1.704-l(b)(2)(iv)(g).

(v)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-l(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

(vi)   Where Section 704(c) of the Code applies to Company property or where Company property is permitted to be revalued pursuant to paragraph (b)(2)(iv)(f) of Section 1.704-1 of the Treasury Regulations, each Member's Capital Account shall be adjusted in accordance with paragraph (b)(2)(iv)(f) and (b)(2)(iv)(g) of Section 1.704-1 of the Treasury Regulations.

3.3   *Negative Capital Accounts*. No Member shall be required to pay to any other Member, the Company or any other Person any deficit or negative balance which may exist from time to time in such Member's Capital Account (including upon and after dissolution of the Company).

3.4   *No Withdrawal*. No Person shall be entitled to withdraw any part of such Person's Capital Contributions or Capital Account or to receive any Distribution from the Company, except as expressly provided herein or in the other agreements referred to herein.

3.5   *Loans From Members*. Loans by Members to the Company shall not be considered Capital Contributions. If any Member shall loan funds to the Company, the making of such loans shall not result in any increase in the amount of the Capital Account of such Member. The amount of any such loans shall be a debt of the Company to such Member and shall be payable or collectible in accordance with the terms and conditions upon which such loans are made.

ARTICLE IV.
DISTRIBUTIONS AND ALLOCATIONS

4.1   *Distributions*.

(a)   *Distribution Policy*. Subject to the terms of this Section 4.1, the Company shall make Distributions at any time or from time to time as approved by the Manager.

(b)   *Distributions*. Any Distributions shall be distributed to the holders of the Units as follows:

(i)   *first*, 100% to the Series A Preferred Members, until the Unpaid Preferred Return is equal to zero; and

(ii)   *second*, to the holders of the Units ratably based on their Percentage Interests.

Notwithstanding the foregoing, no Series A Preferred Return will be paid in the first year following the date of receipt of the first Capital Contribution from a Series A Preferred Member and if the Company makes a Distribution during such time period, such Distribution shall be made to the holders of the Units ratably based on their Percentage Interests. The Series A Preferred Return shall terminate and expire once the Series A Preferred Members have received their Unreturned Capital Contributions and Unpaid Preferred Returns.

(c)   Limitation on Distributions. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Act or other applicable law.

(d)   Tax Distributions. Notwithstanding anything contained herein to the contrary but subject to the Act, the Company will endeavor to distribute to the Members cash Distributions from the Company (after taking into account any other Distributions pursuant to this Section 4.1 received by them in respect of such fiscal year) in amounts sufficient to enable the Members to discharge any federal, state and local tax liability (excluding penalties) arising as a result of the allocations of taxable income to such Members, determined by assuming the applicability of the highest combined effective marginal federal, state and local income tax rates applicable to an individual resident in Minneapolis, Minnesota (or, if higher, applicable to corporations doing business in Minneapolis, Minnesota). The amount of such tax liability shall be calculated taking into account (i) the amount of net cumulative tax loss previously allocated to the Members in prior fiscal years not previously considered and having served to reduce taxable income for the purpose of making distributions under this Section 4.1(d), (ii) the character of any income or gain and the income tax rates applicable thereto, (iii) any limitations on the ability to fully deduct items of loss and deduction for federal, state or local income tax purposes (including, without limitation, and such limitations imposed under Sections 67 or 68 of the Code) and (iv) any liability for Medicare contributions tax imposed under Section 1411 of the Code. The calculation shall be made on the assumption that taxable income or tax loss from the Company with respect to any allocation of taxable income or tax loss is the Member's only taxable income or tax loss. Any Distributions to be made pursuant to this Section 4.1(d) shall be allocated among the Members in proportion to their respective assumed tax liability rather than in accordance with Section 4.1(b), and shall be considered an advance against the next future Distributions in accordance with Section 4.1(a) and Section 4.1(b), as applicable, to each such Member and shall offset such next future Distributions.

(e)   Persons Receiving Distributions. Each Distribution shall be made to the Persons shown on the Company's books and records as Members as of the date of such Distribution; provided, h*owever*, that any transferor and transferee of Units may mutually agree as to which of them should receive payment of any Distribution under Section 4.1.

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4.2   *Allocations*. Except as otherwise provided in Section 4.3, Profits and Losses for any Fiscal Year shall be allocated among the Members in such a manner that, as of the end of such Fiscal Year, the Capital Account of each Member, after taking into account such allocation as well as allocations pursuant to Sections 4.3(a) and 4.3(b), shall be equal to (a) an amount to which such Member would be entitled if the Company were to liquidate the assets of the Company for an amount equal to their Book Value and distribute the proceeds of liquidation pursuant to Section 12.2, minus (b) the sum of such Member's share of (i) Minimum Gain (as determined in accordance with Treasury Regulations Sections 1.704-2(d) and (g)(3) and (ii) Member Minimum Gain (as determined in accordance with Treasury Regulations Section 1.704-2(i)). Except as provided in Section 4.3, for each Fiscal Year, allocations of each item of gain and income among Profits will be made proportionately among the Members pursuant to their total allocations of Profits, and allocations of each item of loss and deduction will be made proportionately among the Members pursuant to their total allocations of Losses.

4.3   *Special Allocations*.

(a)   Losses attributable to partner nonrecourse debt (as defined in Treasury Regulations Section 1.704-2(b)(4)) shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). If there is a net decrease during a Fiscal Year in partner nonrecourse debt minimum gain (as defined in Treasury Regulations Section 1.704-2(i)(3)), Profits for such Fiscal year (and, if necessary, for subsequent Fiscal Years) shall be allocated to the Members in the amounts and of such character as determined according to, and subject to the exceptions contained in, Treasury Regulations Section 1.704-2(i)(4).

(b)   If there is a net decrease in Minimum Gain during any Fiscal Year, each Member shall be allocated Profits for such Fiscal Year (and, if necessary, for subsequent Fiscal Years) in the amounts and of such character as determined according to, and subject to the exceptions contained in, Treasury Regulations Section 1.704-2(f). This Section 4.3(b) is intended to be a minimum gain chargeback provision that complies with the requirements of Treasury Regulations Section 1.704-2(f), and shall be interpreted in a manner consistent therewith.

(c)   If any Member that unexpectedly receives an adjustment, allocation, or distribution described in Treasury Regulations Section 1.704-l(b)(2)(ii)(d)(4), (5) and (6) has an Adjusted Capital Account Deficit as of the end of any Taxable Year, computed after the application of Section 4.3(c) but before the application of any other provision of this ARTICLE IV, then Profits for such Taxable Year shall be allocated to such Member in proportion to, and to the extent of, such Adjusted Capital Account Deficit. This Section 4.3(c) is intended to be a qualified income offset provision as described in Treasury Regulations Section 1.704-l(b)(2)(ii)(d) and shall be interpreted in a manner consistent therewith.

(d)   The allocations set forth in Sections 4.3(a)-(c) (the "Regulatory Allocations'") are intended to comply with certain requirements of Sections 1.704-1(b) and 1.704-2 of the Treasury Regulations. The Regulatory Allocations may not be consistent with the manner in which the Members intend to allocate Profit and Loss of the Company or make Company distributions. Accordingly, notwithstanding the other provisions of this ARTICLE IV, but subject to the Regulatory Allocations, income, gain, deduction, and loss shall be reallocated

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among the Members so as to eliminate the effect of the Regulatory Allocations and thereby cause the respective Capital Accounts of the Members to be in the amounts (or as close thereto as possible) they would have been if Profit and Loss (and such other items of income, gain, deduction, and loss) had been allocated without reference to the Regulatory Allocations. In general, the Members anticipate that this will be accomplished by specially allocating other Profit and Loss (and such other items of income, gain, deduction, and loss) among the Members so that the net amount of the Regulatory Allocations and such special allocations to each such Member is zero.

(e)   In the event it is finally determined that any Member realized taxable income from compensation for services in connection with the issuance of Units to such Member in accordance with the terms of this Agreement where the Units were intended to constitute profits interests for income tax purposes, the Company shall specifically allocate to such Member the corresponding Company compensation deduction, if consistent with the Code and Treasury Regulations.

4.4   ***Tax Allocations***.

(a)   The income, gains, losses, deductions and credits of the Company will be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, deductions and credits among the Members for computing their Capital Accounts; except that, if any such allocation is not permitted by the Code or other applicable law, then the Company's subsequent income, gains, losses, deductions and credits will be allocated among the Members so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b)   Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value pursuant to an acceptable method under the Treasury Regulations.

(c)   If the Book Value of any Company asset is adjusted pursuant to the requirements of Treasury Regulations S*e*ction 1.704-l(b)(2)(iv)(e) or (f) subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d)   Allocations of tax credits, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Manager taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e)   Allocations pursuant to this Section 4.4 are solely for purposes of federal, state and local taxes and shall ***not*** affect, or in any way be taken into account in computing, any Member's Capital Account or Unit of Profits, Losses, Distributions or other Company items pursuant to any provision of this Agreement.

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4.5   Indemnification and Reimbursement for Payments on Behalf of a Member. If the Company is required by law to make any payment that is specifically attributable to a Member or a Member's status as such (including federal withholding taxes, state personal property taxes, and state unincorporated business taxes), including without limitation in connection with any sale of a Member's interest in the Company in whole or part, then such Member shall indemnify the Company in full for the entire amount paid (including interest, penalties and related expenses). The Company shall have the right to withhold or deduct any Taxes it is required by law to withhold or deduct from any Distributions or items of Profits or taxable income payable or allocable to a Member, and at its option, the Company may treat any amounts withheld or deducted by the Company or paid by the Company on behalf of a Member pursuant to this Section 4.5 as Distributions to such Member pursuant to Section 4.1(b). The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 4.5, including instituting a lawsuit to collect such indemnification and contribution with interest calculated at a rate equal to 10% per annum, compounded as of the last day of each year (but not in excess of the highest rate per annum permitted by law). No obligations of a Member under this Section 4.5 and no actions taken by the Company pursuant to this Section 4.5 shall have any effect on any Member's ownership percentage of the Company.

ARTICLE V.
MANAGEMENT

5.1   *Management by the Manager*. The business and affairs of the Company shall be managed by the Manager. Subject to the provisions of Section 5.2, the Manager shall have full and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company set forth in Section 2.4. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a resolution expressly authorizing such action which resolution is duly adopted by the Manager. The initial Manager of the Company shall be Westridge Trading, LLC. The Manager shall have express authority to make any election under Code Sections 161(k) or 181.

5.2   *Actions Requiring Approval of Members*.

(a)   Notwithstanding the foregoing, the Manager shall not cause or permit the Company to, without approval of the Requisite Members:

(i)   amend, modify or waive the Certificate of Formation or this Agreement; *provided* that the Manager may, without the consent of the other Members, amend each of Schedule A and Schedule B following any new issuance, redemption, repurchase or transfer of Units in accordance with this Agreement;

(ii)   sell, lease, exchange, or otherwise dispose of all, or substantially all, of the Company's property, with or without the good will, outside the ordinary course of the Company's activities;

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(iii)   approve a merger, conversion, or domestication of the Company; or

(iv)   undertake any other act outside the ordinary course of the Company's activities.

(b)   For the avoidance of doubt, holders of Series A Preferred Units shall have no voting or governance rights whatsoever, except as required by the Act or other applicable law.

5.3   *Removal of Manager*. The Manager may be removed or replaced at any time, with or without cause, by the Requisite Members. Following such removal or replacement, a successor Manager shall be elected by the Requisite Members. The removal of the Manager shall not affect its rights as a Member and shall not constitute a dissociation of such Member.

5.4   *Resignation of Manager*. The Manager may resign at any time by giving at least 30 days' prior written notice to the Company. The Company's acceptance of a resignation shall not be necessary to make it effective. The resignation of the Manager shall not affect its rights as a Member and shall not constitute a dissociation of such Member.

5.5   *Action Without Meeting*. Any matter that is to be voted on, consented to or approved by Members may be taken without a meeting, without prior notice and without a vote if consented to, in writing or by electronic transmission, by a Member or Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all members entitled to vote thereon were present and voted. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

5.6   *Third Party Reliance*. Any Person dealing with the Company, other than a Member, may rely on the authority of any Officer in taking any action in the name of the Company without inquiry into the provisions of this Agreement or compliance herewith, regardless of whether that action actually is taken in accordance with the provisions of this Agreement.

5.7   *Officers*.

(a)   Designation and Appointment. The Manager may (but need not), from time to time, designate and appoint one or more persons as an Officer of the Company. No Officer need be a resident of the State of Delaware, a Manager or Member. Any Officers so designated shall have such authority and perform such duties as the Manager may, from time to time delegate to them in writing. The Manager may assign titles to particular Officers. Each Officer shall hold office until such Officer's successor shall be duly designated and shall qualify or until such Officer's death or until such Officer shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same individual. The salaries or other compensation, if any, of the Officers and agents of the Company shall be fixed from time to time by the Manager.

(b)   Resignation. Any Officer (subject to any contract rights available to the Company, if applicable) may resign as such at any time. Such resignation shall be made in

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writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Manager. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any Officer may be removed as such, either with or without cause, by the Manager whenever in his judgment the best interests of the Company shall be served thereby; *provided*, *however*, that such removal shall be without prejudice to the contract rights, if any, of the individual so removed. Designation of an Officer shall not of itself create contract rights. Any vacancy occurring in any office of the Company may be filled by the Manager.

(c)   Duties of Officers; Generally. The Officers, in the performance of their duties as such, shall owe to the Company and the Members duties of loyalty and due care of the type and to the extent owed by the officers of a corporation to such corporation and its stockholders under the laws of the State of Delaware.

5.8   ***Limitation of Liability***.

(a)   Waiver of Liability. Except as otherwise provided herein or in any agreement entered into by such Person and the Company and to the maximum extent permitted by the Act, no present or former Manager or Officer nor any Affiliate, employee, agent or representative of any such Person (each, a "***Released Person***") shall be liable to the Company or to any Member for any act or omission performed or omitted by a Released Person in such capacity; provided, that except as otherwise provided herein, such limitation of liability shall not apply to the extent the act or omission was attributable to such Released Person's willful misconduct or bad faith or constitutes a violation of the implied contractual covenant of good faith and fair dealing, in each case as determined by a final judgment, order or decree of an arbitrator or a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected). Each Released Person shall be entitled to rely upon the advice of legal counsel, independent public accountants and other experts, including financial advisors, and any act of or failure to act by such Released Person in good faith reliance on such advice shall in no event subject such Released Person to liability to the Company or any Member.

(b)   Manager Discretion. Whenever in this Agreement or any other agreement contemplated herein or to which the Company is a party the Manager is permitted or required to take any action or to make a decision or determination, the Manager shall take such action or make such decision or determination in its sole discretion, unless another standard is expressly set forth herein or therein. Whenever in this Agreement or any other agreement contemplated herein the Manager is permitted or required to take any action or to make a decision or determination in its "sole discretion" or "discretion," with "complete discretion" or under a grant of similar authority or latitude, the Manager shall be entitled to consider such interests and factors as the Manager desires (including, without limitation, the interests of the Manager or its Affiliates).

(c)   Good Faith and Other Standards. Whenever in this Agreement or any other agreement contemplated herein or to which the Company is a party the Manager is permitted or required to take any action or to make a decision or determination in its "good faith", the Manager shall act under such express standard and, to the extent permitted by

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applicable law, shall not be subject to any other or different standards except as imposed by this Agreement or any other agreement to which the Company is a party.

(d) <u>Limitation of Duties; Conflict of Interest</u>. To the maximum extent permitted by applicable law, the Company and each Member hereby waives any claim or cause of action against the Manager and each Member and their respective Affiliates, employees, agents and representatives for any breach of any fiduciary duty to the Company or its Members by any such Person, including, without limitation, as may result from a conflict of interest between the Company or its Members and such Person or otherwise; provided, that except as otherwise provided herein, such limitation of liability shall not apply to the extent the act or omission was attributable to such Person's willful misconduct or bad faith or constitutes a violation of the implied contractual covenant of good faith and fair dealing, in each case as determined by a final judgment, order or decree of an arbitrator or a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected). Each Member acknowledges and agrees that in the event of any such conflict of interest, each such Person may, in the absence of bad faith, act in the best interests of such Person or its Affiliates, employees, agents and representatives (subject to the limitations set forth above). None of the Manager or the Members (other than any Member in its capacity as an Officer or as an employee of the Company) shall be obligated to recommend or take any action in its capacity as the Manager or Member that prefers the interests of the Company or its Members over the interests of such Person or its Affiliates, employees, agents or representatives, and each of the Company and each Member hereby waives the fiduciary duty, if any, of such Person to the Company and/or its Members, including, without limitation, in the event of any such conflict of interest or otherwise; provided, that with respect to actions or omissions by the Manager, such waiver shall not apply to the extent the act or omission was attributable to the Manager's willful misconduct or bad faith or a violation of the implied contractual covenant of good faith and fair dealing, in each case as determined by a final judgment, order or decree of an arbitrator or a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected).

(e) <u>Effect on Employment Agreements</u>. This <u>Section 5.8</u> shall not in any way affect, limit or modify any Person's liabilities, obligations, duties or responsibilities under any employment agreement, consulting agreement, management agreement, confidentiality agreement, non-competition agreement, non-solicitation agreement or any similar agreement with the Company.

5.9 ***Indemnification***.

(a) <u>Generally</u>. Subject to <u>Section 4.5</u>, the Company hereby agrees to indemnify and hold harmless any Person (each an "***Indemnified Person***") to the fullest extent permitted under the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Company is providing immediately prior to such amendment, substitution or replacement), against all expenses, liabilities and losses (including attorney fees, judgments, fines, excise taxes or penalties) reasonably incurred or suffered by such Person (or one or more of such Person's Affiliates) by reason of the fact that such Person is or was a Member or is or was serving as the Manager or as an Officer, principal, employee, agent or representative of the Company; *provided*, that no Indemnified Person shall be indemnified for any expenses, liabilities and losses suffered that are attributable to actions or omissions by an Indemnified Person or its Affiliates to the extent the act or omission was attributable to such Indemnified Person's or its Affiliates' (excluding, for purposes hereof, the Company's) willful misconduct or bad faith or constitutes a violation of the implied contractual covenant of good faith and fair dealing, in each case as determined by a final judgment, order or decree of an arbitrator or a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected) or for any present or future breaches of any representations, warranties or covenants by such Indemnified Person or its Affiliates' (excluding, for purposes hereof, the Company's), employees, agents or representatives contained herein or in any other agreement with the Company; *provided*, *further*, that no Person shall be entitled to indemnification hereunder with respect to a suit or proceeding initiated by such Person or with respect to a proceeding between such Person on the one hand and the Company on the other.

(b)　　Advance Payment of Expenses.　Expenses, including reasonable attorneys' fees and expenses, incurred by any present or former Manager in defending a suit or proceeding (but not a proceeding initiated by such Indemnified Person, other than a suit or proceeding to enforce such Indemnified Person's rights under this Section 5.9) for which indemnification is available under this Section 5.9 shall be paid by the Company in advance of the final disposition of such proceeding, including any appeal therefrom, upon receipt by the Manager of an undertaking by or on behalf of such Manager to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company. Expenses, including reasonable attorneys' fees and expenses, incurred by any Indemnified Person other than a Manager in defending a suit or proceeding (but not a proceeding initiated by such Indemnified Person, other than a suit or proceeding to enforce such Indemnified Person's rights under this Section 5.9) for which indemnification is available under this Section 5.9 may be paid by the Company in advance of the final disposition of such proceeding, including any appeal therefrom, upon approval of the Manager and receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company.

(c)　　Non-exclusivity of Rights.　The right to indemnification and the advancement of expenses conferred in this Section 5.9 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute, agreement, law or otherwise.

(d)　　Insurance.　The Company may maintain, at its expense, directors' and officers' insurance in amounts determined by the Manager to protect any Indemnified Person against any expense, liability or loss described in Section 5.9(a) above whether or not the Company would have the power to indemnify such Indemnified Person against such expense, liability or loss under the provisions of this Section 5.9.

(e)　　Limitation.　Notwithstanding anything contained herein to the contrary (including in this Section 5.9), any indemnity by the Company relating to the matters covered in this Section 5.9 shall be provided out of and to the extent of Company assets only, and no

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Member (unless such Member otherwise agrees in writing or is found in a final decision by a court of competent jurisdiction to have personal liability on account thereof) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity of the Company (except as expressly provided herein).

(f)   <u>Savings Clause</u>. If this <u>Section 5.9</u> or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Indemnified Person pursuant to this <u>Section 5.9</u> to the fullest extent permitted by applicable law and to the fullest extent permitted by any applicable portion of this <u>Section 5.9</u> that shall not have been invalidated.

ARTICLE VI.
CERTAIN RIGHTS, COVENANTS AND OBLIGATIONS

6.1   ***Certain Affirmative Covenants***. The Company covenants with the Members to:

(a)   pay and discharge when payable all taxes, assessments and governmental charges imposed upon its properties or upon the income or profits therefrom (in each case before the same becomes delinquent and before penalties accrue thereon) and all claims for labor, materials or supplies, unless and to the extent that the same are being contested in good faith and by appropriate proceedings and adequate reserves (as determined in accordance with GAAP) have been established on its books and financial statements with respect thereto;

(b)   comply, in all material respects, with all applicable laws, rules and regulations of all Governmental Entities; and

(c)   maintain true books and records of account in which full and correct entries will be made of all its business transactions pursuant to a system of accounting established and administered in accordance with generally accepted accounting principles consistently applied (except as noted therein) and will set aside on its books all such proper accruals and reserves as shall be required under generally accepted accounting principles consistently applied.

6.2   ***Limitation of Liability***. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member (including the Manager) shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or acting as a Member or Manager of the Company, other than such Member's obligation to make Capital Contributions to the Company pursuant to the terms and conditions hereof. Except as otherwise provided in this Agreement, a Member's liability (in its capacity as such) for debts, liabilities and losses of the Company shall be such Member's share of the Company's assets; provided, that a Member shall be required to return to the Company any Distribution made to it in clear and manifest accounting or similar error. The immediately preceding sentence shall constitute a compromise to which all Members have consented within the meaning of the Act. Notwithstanding anything contained herein to the contrary, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Act shall not be grounds for imposing personal liability on a Member for liabilities of the Company, except to the extent constituting fraud, gross negligence or willful misconduct by such Members.

6.3   ***Lack of Authority***. No Member in his, her or its capacity as such (other than the Manager or an authorized Officer of the Company) has the authority or power to act for or on behalf of the Company in any manner, to do any act that would be (or could be construed as) binding on the Company, in any manner or way, or to make any expenditures on behalf of the Company, unless such specific authority and power has been expressly granted to and not revoked from such Member by the Manager, and the Members hereby consent to the exercise by the Manager of the powers conferred on such Person by law and this Agreement.

6.4   ***No Right of Partition***. No Member shall have the right to seek or obtain partition by court decree or operation of law of any Company property, or the right to own or use particular or individual assets of the Company.

6.5   ***Confidentiality***.

(a)   Each Member recognizes and acknowledges that it has and may in the future receive certain confidential and proprietary information and trade secrets of the Company (the "***Confidential Information***"). Except as otherwise expressly consented to by the Manager in writing, each Member (on behalf of itself and, to the extent that such Member would be responsible for the acts of the following Persons under principles of agency law, its managers, directors, officers, shareholders, partners, employees, agents and members) agrees that it will not, during or after the term of this Agreement, whether directly or indirectly through an Affiliate or otherwise, take commercial or proprietary advantage of or profit from any Confidential Information or disclose Confidential Information to any Person for any reason or purpose whatsoever, except (i) to the Manager, Officers, Members, representatives, agents and employees of the Company and as otherwise may be proper in the course of performing such Member's obligations, or enforcing such Member's rights, under this Agreement and the agreements expressly contemplated hereby; (ii) to any bona fide prospective purchaser of the equity or assets of such Member or its Affiliates or the Units held by such Member, or prospective merger partner of such Member or its Affiliates; *provided*, that such purchaser or merger partner agrees to be bound by the provisions of this Section 6.5 or other confidentiality agreement approved by the Manager; or (iii) as is required to be disclosed by order of a court of competent jurisdiction, administrative body or Governmental Entity, or by subpoena, summons or legal process, or by law, rule or regulation; *provided*, that the Member required to make such disclosure pursuant to clause (iii) above shall provide to the Company prompt notice of such disclosure to enable the Company to seek an appropriate protective order or confidential treatment. For purposes of this Section 6.5, the term "Confidential Information" shall not include any information which (x) such Person learns from a source other than the, or any of their respective representatives, employees, agents or other service providers, and in each case who is not known by such Person to be bound by a confidentiality obligation, (y) is publicly available, or (z) is disclosed in a prospectus or other documents for dissemination to the public.

(b)   Nothing in this Section 6.5 shall in any way limit or otherwise modify any confidentiality covenants entered into by the Members pursuant to any other agreement entered into with the Company.

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ARTICLE VII.
BOOKS, RECORDS, ACCOUNTING AND REPORTS

7.1   ***Records and Accounting***.   The Company shall keep, or cause to be kept, appropriate books and records with respect to the Company's business, including all books and records necessary to provide any information, lists, and copies of documents required to be provided pursuant to Section 7.3 or pursuant to applicable laws. All matters concerning (i) the determination of the relative amount of allocations and distributions among the Members pursuant to ARTICLE III and ARTICLE IV, and (ii) accounting procedures and determinations, and other determinations not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Manager, whose determination shall be final and conclusive as to all of the Members absent manifest clerical error.

7.2   ***Fiscal Year***. The fiscal year (the "***Fiscal Year***") of the Company shall constitute the 12-month period ending on December 31 of each calendar year, or such other annual accounting period as may be established by the Manager.

7.3   ***Reports***.

(a)   The Company shall deliver or cause to be delivered to each Member within 120 days after the end of each Fiscal Year financial statements of the Company, which may be audited if required by applicable law. The electronic posting of such financial statements on the EDGAR system of the U.S. Securities & Exchange Commission, if such posting is required and actually made, shall be deemed to satisfy the requirement of this Section 7.3(a).

(b)   The Company shall deliver or cause to be delivered to each Member with reasonable promptness, such information and financial data concerning the Company as any Member shall from time to time reasonably request; *provided*, that notwithstanding the foregoing, unless otherwise required by law, the Company shall not be required to provide such information to Persons who are, or who are employed or engaged by, competitors of the Company (as determined by the Manager in his reasonable discretion).

(c)   The Company shall use commercially reasonable efforts to deliver or cause to be delivered, within 90 days after the end of each Fiscal Year, to each Person who was a Member at any time during such Fiscal Year all information necessary for the preparation of such Person's United States federal and state income tax returns.

(d)   The Company shall provide any such other information relating to the financial condition, business, prospects or corporate affairs of the Company that the Members may from time to time reasonably request; provided, *however*, that the Company shall not be obligated under this Section 7.3(d) to provide information (i) that the Company reasonably determines in good faith to be a trade secret, or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

(e)   The provisions of Section 6.5 shall, to the extent applicable, govern the disclosure of any information pursuant to this Section 7.3.]

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7.4   ***Inspection Rights***.   Upon reasonable notice from any Member, the Company shall, and shall ***cause*** the Manager, Officers and employees to, afford each Member and its representatives reasonable access during normal business hours to (i) the Company's properties, offices, plants and other facilities, (ii) the corporate, financial and similar records, reports and documents of the, including, without limitation, all books and records, minutes of proceedings, internal management documents, reports of operations, reports of adverse developments, copies of any management letters and communications with Members or the Manager, and to permit each Member and its representatives to examine such documents and make copies thereof, and (iii) the Manager and the Company's Officers, senior employees and public accountants, to afford each Member and its representatives the opportunity to discuss and advise on the affairs, finances and accounts of the Company with the Manager and such Officers, senior employees and public accountants (and the Company hereby authorizes said accountants to discuss with such Member and its representatives such affairs, finances and accounts).

7.5   ***Transmission of Communications***.   Each Person that owns or controls Units on behalf of, or for the benefit of, another Person or Persons shall be responsible for conveying any report, notice or other communication received from the Manager to such other Person or Persons.

7.6   ***Company Funds***.   The Manager and Officers may not commingle the Company's funds with the funds of the Manager or any Member or Officer.

ARTICLE VIII.
TAX MATTERS

8.1   ***Tax Returns***.   The Company shall arrange for the preparation and filing of all tax returns required to be filed by the Company.   Each Member shall furnish to the Company all pertinent information in its possession relating to Company operations that is necessary to enable the Company's income tax returns to be prepared and filed.

8.2   ***Tax Elections***.   If there is a distribution of Company property as described in Code Section 734 or if there is a transfer of a Company interest as described in Code Section 743 then, upon the request of any transferee Member, the Company shall file an election pursuant to Code Section 754 for the taxable year that includes the date of the distribution or transfer, in accordance with the procedures set forth in the applicable Treasury Regulations to adjust the basis of Company properties.   Upon the request of the Company, each Member shall provide the Company with all the information not then possessed by the Company necessary to give effect to any election under Code Section 754.   The Company shall make any other tax elections which the Manager may deem appropriate and in the best interests of the Members, except where the Manager is expressly authorized to make a tax election, in which case the Company may make such other election as determined by the Manager.

8.3   ***Partnership Representative***.   The officer serving in the capacity of chief financial officer, chief accounting officer or treasurer of the Company, or such other Person so designated by the Manager, shall be the "partnership representative" of the Company within the meaning of Section 6223(a) of the Code (the "***Partnership Representative***") as included in the Bipartisan Budget Act of 2015, as such, shall be authorized and required to represent the Company (at the

Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend the Company's funds for professional services and reasonably incurred in connection therewith. Each Member agrees to cooperate with the Company and to do or refrain from doing any or all things reasonably requested by the Company with respect to the conduct of such proceedings.

8.4   Notwithstanding the authority granted to the Partnership Representative hereunder, all non-ministerial decisions regarding tax elections (except where the election is expressly authorized to be made by the Manager hereby), audit, tax litigation, settlement and other tax matters shall be subject to the prior written approval of the Manager. For example, but not by way of limitation, the Partnership Representative shall not take any position or action with the IRS without the prior written approval of the Manager, including but not limited to, any decision (i) to enter into any settlement or other agreement with the IRS or any tax other authority that purports to bind any Member other than the Partnership Representative; (ii) to file a request for an administrative adjustment with the IRS or file a petition for judicial review with respect to any such request, or (iii) to extend the statute of limitations for assessing or computing any tax liability against the Company (or the amount or character of any Company tax items. The Partnership Representative shall furnish to the Members a copy of all notices or other written communications received by the Partnership Representative or the Company from the IRS or any other taxing authorities promptly after receipt of such communication. The Partnership Representative shall notify the Members of all communications it has had with the IRS or any other taxing authorities and shall keep the Members informed of all matters which may come to its attention in its capacity as Partnership Representative by giving the Members written notice thereof within five days after the Partnership Representative becomes informed of any such matter or within such shorter period as may be required by the appropriate statutory or regulatory provisions. In the event of any Company-level proceeding instituted by the IRS pursuant to Sections 6221 through 6233 of the Code, the Partnership Representative shall consult with the Manager regarding the nature and content of all action and defense to be taken by the Company in response to such proceeding. The Partnership Representative also shall consult with the Manager regarding the nature and content of any proceeding pursuant to Sections 6221 through 6233 of the Code instituted by or on behalf of the Company (including the decision to institute proceedings, whether administrative or judicial, and whether in response to a previous IRS proceeding against the Company or otherwise). Notwithstanding anything herein to the contrary, it is agreed that to the extent available, the Partnership Representative shall cause the Company to make, and the Company shall make, the election contemplated by Section 6221(b). In addition, the Manager shall have the right, in its sole discretion, to make an election to change the tax treatment of the Company, including to elect to have the Company taxed as a corporation.

ARTICLE IX.
TRANSFERS OF INTERESTS

9.1   ***Transfers by Members***.

(a)   Transfers of Units shall not be effective unless all of the following conditions are satisfied:

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(i)   The Transfer shall comply with all applicable laws, including any applicable securities laws.

(ii)   The Transfer shall not affect the Company's existence or qualification as a limited liability company under the Act.

(iii)   The Transfer shall not cause the Company to be classified as other than a partnership for United States federal income tax purposes.

(i)   The Transfer shall comply with the provisions of Section 9.1(b) and Section 9.1(c) hereof.

(b)   In addition, no Member shall Transfer, or offer or agree to Transfer, all or any part of any interest of such Person's Units without (i) the prior written consent of the Manager; and (ii) compliance with this Agreement (including this Section 9.1); *provided*, that Transfers by a Series B Member to his, her or its Permitted Transferees shall not require compliance with the preceding sentence.

(c)   Each Transferee of Units or other interest in the Company shall, as a condition precedent to such Transfer, execute a counterpart to this Agreement pursuant to which such Transferee shall agree to be bound by the provisions of this Agreement.

9.2   ***Effect of Assignment***.

(a)   Any Member who shall assign any Units or other Interest in the Company shall cease to be a Member of the Company with respect to such Units or other Interest and shall no longer have any rights or privileges of a Member with respect to such Units or other Interest.

(b)   Any Person who acquires in any manner whatsoever any Units or other Interest in the Company, irrespective of whether such Person has accepted and adopted in writing the terms and provisions of this Agreement, shall be deemed by the acceptance of the benefits of the acquisition thereof to have agreed to be subject to and bound by all of the terms and conditions of this Agreement that any predecessor in such Units or other Interest in the Company of such Person was subject to or by which such predecessor was bound.

9.3   ***Transfer Fees and Expenses***.   The Transferor and Transferee of any Units or other Interest in the Company shall be jointly and severally obligated to reimburse the Company for all reasonable expenses (including attorneys' fees and expenses) of any Transfer or proposed Transfer, whether or not consummated.

9.4   ***Void Transfers***.   Any Transfer by any Member of any Units or other Interest in the Company in contravention of this Agreement (including, but not limited to, the failure of the Transferee to execute a counterpart in accordance with Section 9.1(c)) shall be void and ineffectual and shall not bind or be recognized by the Company or any other party.   No purported assignee shall have any right to any profits, losses or distributions of the Company.

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9.5   *First Refusal Rights*.

(a)   Offer. Prior to any Member making a Transfer of any Series A Preferred Units (other than in connection with a Sale of the Company), such Member desiring to make such Transfer (the "***Transferring Member***") shall deliver a written notice (the "***Offer Notice***") to the Company and each of the Series B Members (each, an "***Offer Notice Recipient***") and shall offer to sell such Units (the "***Offered Units***") to the Offer Notice Recipients, on terms and conditions, including price, not less favorable to the Offer Notice Recipients than those by which the Transferring Member proposes to Transfer such Offered Units. The Company shall have the first right to purchase all or any portion of the Offered Units and thereafter the remaining Offer Notice Recipients shall have the right to purchase the Offered Units, to the extent the Company does not exercise its right in full. The Offer Notice shall disclose in reasonable detail the identity of the prospective Transferee(s), the number of Offered Units to be Transferred and the material terms and conditions of the proposed Transfer. The Transferring Member shall not consummate any Transfer until 30 days after the Offer Notice has been given to the Offer Notice Recipients, unless the parties to the Transfer have been finally determined pursuant to this Section 9.5 prior to the expiration of such 30-day period. (The date of the first to occur of (x) the expiration of such 30-day period after delivery of the Offer Notice or (y) such final determination is referred to herein as the "***Authorization Date***").

(b)   Offer Notice Recipients' Election. Each Offer Notice Recipient may elect to purchase all or any portion of the Offered Units by delivering a written notice of such election to the Transferring Member and the Company within 15 days after the Offer Notice has been given to the Offer Notice Recipients. Each Offer Notice Recipient shall be entitled to purchase that fraction of the Units equal to such Offer Notice Recipient's ROFR Percentage. If an Offer Notice Recipient purchases less than the number of Offered Units it is entitled to purchase under this Section 9.5(b), the Company shall give prompt notice to those Offer Notice Recipients that purchased the number of Offered Units they were entitled to purchase and each such Offer Notice Recipient shall have five days to notify the Transferring Member and the Company of any additional Offered Units it desires to purchase. The remaining Offered Units shall be allocated pro rata among those Offer Notice Recipients desiring to purchase such Offered Units. If the Offer Notice Recipients do not (alone or together) elect to purchase all of the Offered Units specified in the Offer Notice, the Transferring Member may Transfer any Offered Units not otherwise purchased by the Offer Notice Recipients pursuant to this Section 9.5(b) at a price and on terms no more favorable to the Transferee(s) thereof than specified in the Offer Notice during the 30-day period immediately following the Authorization Date. As used herein, "***ROFR Percentage***" means (i) with respect to the Company, the portion of the Offered Units the Company elects to purchase and (ii) with respect to the Series B Members, such Member's pro rata share of the Offered Units not purchased by the Company.

(c)   Exceptions. The provisions of this Section 9.5 will not apply with respect to a Sale of the Company; *provided*, that the restrictions contained in this Agreement will continue to be applicable to the Series A Preferred Units after any Transfer and the Transferee of such Series A Preferred Units shall agree in writing to be bound by the provisions of this Agreement. Upon the Transfer of Series A Preferred Units pursuant to this ARTICLE IX, the Transferee will deliver a written notice to the Company, which notice will disclose in reasonable detail the identity of such Transferee.

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(d)   No right of transfer. Nothing in this Section 9.5 shall obviate or render inapplicable the Transfer restrictions described in Section 9.1 hereof or be read to imply any right of Transfer that does not satisfy the requirements of Section 9.1.

9.6   ***Repurchase Right***. If the Company determines, in its sole discretion, that it is likely that within six months the Units of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended as required by Section 12(g) of such act, the Company shall have the option to repurchase the Series A Preferred Units (or other classes of units that may be created) from Members for the greater of (i) such Series A Preferred Member's Capital Contribution Amount; (ii) the fair market value of the securities as determined by its appraiser for 409A purposes; or (iii) the fair market value of the securities as determined by another independent appraiser chosen by the Company. Such independent appraiser shall be regularly engaged in the securities valuation. The foregoing repurchase option will terminate upon a Change of Control or dissolution or a liquidation event as described herein. "***Dissolution Event***" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Change in Control or an initial public offering), whether voluntary or involuntary. "***Change of Control***" shall mean (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d 3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

ARTICLE X.
ADMISSION OF MEMBERS

10.1   ***Substituted Members***. In connection with the Transfer of Units of a Member permitted under the terms of this Agreement, the Transferee shall become a Substituted Member on the later of (a) the effective date of such Transfer, and (b) the date on which the Manager approves such Transferee as a Substituted Member, and such admission shall be shown on the books and records of the Company; *provided*, *however*, in connection with the Transfer of Series B Units to a Permitted Transferee permitted under the terms of this Agreement, the Transferee shall become a Substituted Member on the effective date of such Transfer; *provided*, *further*, that no Transferee shall become a Substituted Member until such Transferee furnishes to the Company (a) a letter of acceptance, in form satisfactory to the Manager, of all the terms and conditions of this Agreement, including the power of attorney granted in Section 14.1, and (b) such other documents or instruments as may be deemed necessary or appropriate by the Manager to effect such Person's admission as a Member.

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10.2   *Additional Members*.   A Person may be admitted to the Company as an Additional Member only as contemplated under, and in compliance with, the terms of this Agreement, including furnishing to the Company (a) a letter of acceptance, in form satisfactory to the Manager, of all the terms and conditions of this Agreement, including the power of attorney granted in Section 14.1, and (b) such other documents or instruments as may be necessary or appropriate to effect such Person's admission as a Member. Such admission shall become effective on the date on which the Manager determine in its sole discretion that such conditions have been satisfied and, and any such admission shall thereupon be shown on the books and records of the Company.

ARTICLE XI.
WITHDRAWAL OF MEMBERS

11.1   *Withdrawal and Resignation of Members*.   No Member shall have the power or right to withdraw or otherwise resign from the Company prior to the dissolution and winding up of the Company pursuant to ARTICLE XII. Upon a Transfer of all of a Member's Units in a Transfer permitted by this Agreement, such Member shall cease to be a Member. Notwithstanding that payment on account of a withdrawal may be made after the effective time of such withdrawal, any completely withdrawing Member will not be considered a Member for any purpose after the effective time of such complete withdrawal, and, in the case of a partial withdrawal, such Member's Capital Account (and corresponding voting and other rights) shall be reduced for all other purposes hereunder upon the effective time of such partial withdrawal.

ARTICLE XII.
DISSOLUTION AND LIQUIDATION

12.1   *Dissolution*.   The Company shall not be dissolved by the admission of Additional Members or Substituted Members, or by the death, retirement, expulsion, bankruptcy or dissolution of a Member. The Company shall, subject to Section 5.2, dissolve, and its affairs shall be wound up upon the first to occur of the following:

(a)   at any time upon the approval of the Manager;

(b)   a reasonable period of time (taking into account, among other matters, the need to determine, pay or discharge, or make adequate provision for the payment or discharge of, contingent liabilities) after the consummation of transaction or series of related transactions that constitute a Sale of the Company.

The Members expressly acknowledge and agree that no Member shall be permitted to seek or initiate any claim or proceeding for judicial dissolution of the Company pursuant to the Act, and that the sole remedy for a claim by a Member that it is not reasonably practicable to carry on the business of the Company shall be binding arbitration in accordance with Section 14.10. Except as otherwise set forth in this ARTICLE XII, the Company is intended to have perpetual existence. The death, retirement, resignation, expulsion, bankruptcy or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company shall not cause a dissolution of the Company and the Company shall continue in existence subject to the terms and conditions of this Agreement.

12.2   ***Liquidation and Termination***. On the dissolution of the Company, the Manager shall act as liquidator or may appoint one or more representatives, Members or other Persons as liquidator(s). The liquidators shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidators shall continue to operate Company properties with all of the power and authority of the Manager. The steps to be accomplished by the liquidators are as follows:

(a)   First, the liquidators shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including, without limitation, all expenses incurred in liquidation) or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidators may reasonably determine).

(b)   Thereafter, the liquidators shall promptly distribute the Company's remaining assets to the holders of Units in accordance with Section 4.1(b).

The distribution of cash and/or property to a Member in accordance with the provisions of this Section 12.2 constitutes a complete return to the Member of its Capital Contributions and a complete distribution to the Member of its interest in the Company and all Company property.

12.3   ***Cancellation of Certificate***. On completion of the distribution of Company assets as provided herein, the Company shall be terminated (and the Company shall not be terminated prior to such time), and the Manager (or such other Person or Persons as the Act may require or permit) shall file a certificate of dissolution or termination with the Secretary of State of Delaware, cancel any other filings made pursuant to this Agreement that are or should be canceled, and take such other actions as may be necessary to terminate the Company. The Company shall be deemed to continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 12.3.

12.4   ***Reasonable Time for Winding Up***. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 12.2 in order to minimize any losses otherwise attendant upon such winding up.

12.5   ***Return of Capital***. The liquidators shall not be personally liable for the return of Capital Contributions or any portion thereof to the Members (it being understood that any such return shall be made solely from Company assets).


ARTICLE XIII.
VALUATION


13.1   ***Valuation of Units***. The "***Fair Market Value***" of each Unit shall be the fair value of each such Unit determined in good faith by the Manager as of the date of valuation.

13.2   ***Valuation of Other Assets***. The "***Fair Market Value***" of all non-cash assets shall mean the fair value for such assets as between a willing buyer and a willing seller in an

D-29

arm's-length transaction occurring on the date of valuation as determined by in good faith by the Manager, taking into account all relevant factors determinative of value (and giving effect to any transfer taxes payable or discounts in connection with such sale).

ARTICLE XIV.
GENERAL PROVISIONS

14.1 *Power of Attorney and Irrevocable Proxy*.

(a) Each Member hereby constitutes and appoints the Manager and the liquidators, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his or its name, place and stead, to execute, swear to, acknowledge, deliver, file, and record in the appropriate public offices (i) this Agreement, all certificates, and other instruments and all amendments (in the manner set forth herein) thereof in accordance with the terms hereof which the Manager deems appropriate or necessary to form, qualify, or continue the qualification of, the Company as a limited liability company in the State of Delaware and in all other jurisdictions in which the Company may conduct business or own property; (ii) all instruments which the Manager deems appropriate or necessary to reflect any amendment, change, modification, or restatement of this Agreement in accordance with its terms; (iii) all conveyances and other instruments or documents which the Manager deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; and (iv) all instruments relating to the admission or substitution of any Member pursuant to ARTICLE X.

(b) The proxy and power of attorney granted by each Member pursuant to this Section 14.1 is coupled with an interest and is given to secure the performance of such Member's obligations under this Agreement. Each such proxy and power of attorney shall be irrevocable for the term of this Agreement, and shall survive the death, disability, incapacity, dissolution, bankruptcy, insolvency, liquidation or termination of any Member, as the case may be, and the Transfer of all or any portion of such Member's Interest and shall extend to such Member's heirs, successors, assigns, and personal representatives.

14.2 *Amendments*. This Agreement may be amended, modified or waived by a written instrument approved and executed by (i) the Manager and (ii) the Requisite Members; *provided*, that if any such amendment, modification or waiver would adversely alter in any material respect any of the rights and preferences of any particular Member in a different and disproportionate manner relative to the other Members holding the same class of Units, then such amendment, modification or waiver shall also require the written consent of such Member. In the event of any amendment or modification to this Agreement, the Company shall promptly provide each Member with a copy of any such amendment or modification.

14.3 *Title to Company Assets*. The Company's assets shall be deemed to be owned by the Company as an entity, and no Member, individually or collectively, shall have any ownership interest in such Company assets or any portion thereof. Legal title to any or all Company assets may be held in the name of the Company or one or more nominees, as the Manager may determine. The Manager hereby declares and warrants that any Company assets for which legal title is held in its name or the name of any nominee shall be held in trust by the Manager or such

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nominee for the use and benefit of the Company in accordance with the provisions of this Agreement. All Company assets shall be recorded as the property of the Company on its books and records, irrespective of the name in which legal title to such Company assets is held.

14.4   ***Remedies***. Each Member and the Company shall have all rights and remedies set forth in this Agreement and all rights and remedies which such Person has been granted at any time under any other agreement or contract and all of the rights which such Person has under any law.   Any Person having any rights under any provision of this Agreement or any other agreements contemplated hereby shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

14.5   ***Successors and Assigns***.   All covenants and agreements contained in this Agreement shall bind and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns, whether so expressed or not.

14.6   ***Severability***. This Agreement is intended to be performed in accordance with, and only to the extent permitted by, all applicable laws, ordinances, rules and regulations. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable laws, ordinances, rules and regulations and in such a way as to, as closely as possible, achieve the intended economic effect of such provision and this Agreement as a whole, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law, ordinance, rule or regulation in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and such provision will be ineffective only to the extent of such invalidity, illegality or unenforceability, without invalidating, or effecting the legality or validity or enforceability of the remainder of this Agreement.

14.7   ***Counterparts; Binding Agreement***.   This Agreement may be executed simultaneously in two or more separate counterparts, any one of which need not contain the signatures of more than one party, but each of which will, when so executed and delivered via facsimile or other electronic delivery, shall be deemed an original and all of which together shall constitute one and the same agreement binding on all the parties hereto. This Agreement and all of the provisions hereof shall be binding upon and effective as to each Person who (a) executes this Agreement in the appropriate space provided in the signature pages hereto notwithstanding the fact that other Persons who have not executed this Agreement may be listed on the signature pages hereto, and (b) may from time to time become a party to this Agreement by executing a counterpart of or joinder to this Agreement.

14.8   ***Descriptive Headings; Interpretation***.   The descriptive headings of this Agreement are inserted for convenience of reference only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use of the word "including" in this Agreement shall be by way of example rather than by limitation and shall be read as though

37292840.2 08/10/2020

the words "without limitation" immediately followed each use of such word in this Agreement. Reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and, if applicable, hereof. Without limiting the generality of the immediately preceding sentence, no amendment or other modification to any agreement, document or instrument that requires the consent of any Person pursuant to the terms of this Agreement or any other agreement will be given effect hereunder unless such Person has consented in writing to such amendment or modification. Wherever required by the context, references to a Fiscal Year shall refer to a portion thereof. The use of the words "or," "either" and "any" shall not be exclusive. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Wherever a conflict exists between this Agreement and any other agreement, this Agreement shall control but solely to the extent of such conflict.

14.9 *Applicable Law; Jurisdiction*. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

14.10 *Submission to Jurisdiction*. The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, shall be brought in the United States District Court for the District of Delaware or in the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, in the Superior Court of the State of Delaware), so long as one of such courts shall have subject-matter jurisdiction over such suit, action or proceeding, and that any case of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice or other document by registered mail to the address set forth in Section 14.11 shall be effective service of process for any suit, action or other proceeding brought in any such court.

14.11 *Addresses and Notices*. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given or made (a) when delivered personally to the recipient, (b) one Business Day after delivery to a reputable express courier service (charges prepaid), (c) five Business Days after being sent to the recipient by certified or registered mail, return receipt requested and postage prepaid, or (d) on the Business Day emailed to the recipient if emailed before 5:00 p.m. Pacific time, and otherwise on the next Business Day. Such notices, demands and other communications shall be sent to the address for such recipient set forth in the

37292840.2 08/10/2020

Company's books and records, or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

14.12 ***Creditors***. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company, and no creditor who makes a loan to the Company may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time as a result of making the loan any direct or indirect interest in Company Profits, Losses, Distributions, capital or property other than as a secured creditor.

14.13 ***No Waiver***. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

14.14 ***Offset***. Whenever the Company is to pay any sum to any Member or any Affiliate or related person thereof, any amounts that such Member or such Affiliate or related person owes to the Company may be deducted from that sum before payment. Whenever a Member or any Affiliate or related person thereof is to pay any sum to the Company, any amounts that the Company owes to such Member or such Affiliate or related person may be deducted from the sum before payment.

14.15 ***Entire Agreement***. This Agreement (including any schedules or exhibits hereto), those documents expressly referred to herein, and the other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

14.16 ***Delivery by Facsimile or Portable Document Format***. This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile or electronic transmission in portable document format (.pdf), shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or .pdf to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile or .pdf as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

14.17 ***Survival***. Sections 4.5, 5.2, 5.2, 6.2 and 6.5 and this ARTICLE XIV shall survive and continue in full force in accordance with its terms notwithstanding any termination of this Agreement or the dissolution of the Company. All terms and conditions of this Agreement and obligations of the Members under this Agreement which should by their nature survive a Sale of the Company, including Section 6.5, shall so survive.

D-33

14.18 ***Certain Acknowledgments***. Upon execution and delivery of a counterpart to this Agreement or a joinder to this Agreement, each Member (including each Substituted Member and each Additional Member) shall be deemed to acknowledge to the Company and the other Members as follows: (a) the determination of such Member to acquire Units in connection with this Agreement or any other agreement has been made by such Member independent of any other Member and independent of any statements or opinions as to the advisability of such purchase or as to the properties, business, prospects or condition (financial or otherwise) of the Company which may have been made or given by any other Member or by any agent or employee of any other Member, (b) no other Member has acted as an agent of such Member in connection with making its investment hereunder and that no other Member shall be acting as an agent of such Member in connection with monitoring its investment hereunder, and (c) each Member has retained its own independent legal counsel in connection with the transactions contemplated hereby.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Company:

WESTRIDGE CAPITAL, LLC

By:_____

Name:

Title:

[Signature Page to Operating Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

Member:

WESTRIDGE TRADING, LLC

By:_____

Name:

Title:

[Signature Page to Operating Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

| **Member** | **Member** |
| **(Natural Person)** | **(Entity)** |

_____ _____

Name   Name of Entity

_____ _____

Signature   Name:

                                            Title:

_____ _____

Address   Address

_____ _____

Email   Email

[Signature Page to Operating Agreement]

SCHEDULE A

MEMBERS SCHEDULE

(as of [date])

Member Name and Address	Series A Preferred Units	Series B Units	Percentage Interest
Equity Crowdfund*	[107,000]		70%
WESTRIDGE TRADING, LLC [Address]		[45,858]	30%
Total:	[107,000]	[45,858]	100%

* Representing all crowdfunding investors, collectively, as further broken down on <u>Schedule B</u>

SCHEDULE B

EQUITY CROWDFUNDING INVESTORS

(as of [date])

Member	Series A Preferred Units	Percentage Interest
[Name]	[_____]	[___]%
[Name]	[_____]	[___]%
[Name]	[_____]	[___]%
[Name]	[_____]	[___]%
[Name]	[_____]	[___]%
[Name]	[_____]	[___]%
Total:	[107,000]	70%

EXHIBIT E
OFFERING PAGE ON INTERMEDIARY'S PORTAL

[To be inserted.]

Westridge Capital Partners (/)

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Contact Us (/contact_us_sppx)

Westridge Capital Properties

Westridge Capital Properties is a professional real estate investment firm specializing in making it easier for everyone to build passive income through real estate. The unique advantage of the Westridge model is you don't need a large amount of capital, time or specialized knowledge to build a long-term income from rental properties.

Our model opens real estate investing to everyone for as little as $2,000. Our staff, which includes a licensed real estate professional, will put your investment towards selecting targeted rental properties that match our internal criteria designed to maximize ROI. Once the property is purchased, it's managed by professional property managers and investors receive back rental income.

SIngle-Family Rental Properties

Westridge Capital Properties will find, analyze, negotiate, and purchase single-family properties that meet our specific criteria to produce income for our investors. Once the property is purchased, it will be managed by professional property managers. If the property is vacant, the managers will market and find a qualified renter for the property. The rental property will be rented at current market rates to be competitive. Once the property is producing income, our investors will get 70% of the profits with the managing entity getting 30%. The investor funds will be secured by income-producing real estate.

Buy - Rehab - Sell Residential Properties

Distressed properties will be considered for rehabbing and reselling. Once these properties are identified and analyzed for profit potential, Westridge Properties will negotiate a purchase price well below market value. Since rehabbing properties is inherently riskier, only 25% of investor funds will be used for these projects, the remainder, as well as construction costs, will come from banks and private lenders.

Our goal in rehab properties is to achieve at least a 10% return on the purchase price of the property. If we purchase a property at $200,000, our goal is to make at least $20,000 after it is resold. 70% of that profit will go to our investors paid out as dividends with the Managing Entity receiving the remaining 30%.

Multi-Family Rental Properties

Similar to Single Family Rentals, Westridge Properties will find, analyze, negotiate and purchase multi-family properties that meet our specific criteria to produce income for our investors. The property will be managed

---

Raised to Date:

$0

Funded: 0%

Closed

ID: WESTRIDGE-2020
Exemption: REG-CF
Issue Type: Equity
Accredited Only: No
Reviewed Financials: No
Minimum Investment: $2,000
Suggested Investment: $2,000
Additional Investments: $250
Target Goal: $100,000
Minimum Goal: $50,000
Maximum Goal: $107,000
Raise Start Date: Friday, June 12, 2020
Raise End Date: Saturday, June 12, 2021
Raise Target Date: Friday, July 31, 2020

by professional property managers to ensure the property is fully occupied
and producing income. 70% of the profits from the property will go to our
investors with 30% going to the managing entity.

Management Team

William R. Johnson

Corporate President and CEO, Secretary, and Treasurer. Bill has
extensive experience as a manager, executive at the VP level, senior
director, and chief information officer in the Information Technology field.
While his management experience has been in IT, many of the same
business principles apply across various disciplines to create efficient,
effective, and consistent management systems.

In addition, Bill also previously owned and managed several apartment
buildings, townhouses and single family residences. He also hold 4
college degrees including a Ph.D. in finance. management and computer
science.

Seth J. Johnson

Executive Vice President and General Manager. Seth has broad
experience as a real estate mortgage and insurance underwriter and
worked for one of the largest home mortgage companies in the United
States. He is also an accomplished project manager who oversees our
rehab projects.

Seth is a licensed real estate agent in Minnesota and has access to
numerous real estate resources not available to the general public. He
holds a B.A. degree in Counseling.

[(https://www.addtoany.com/share#url=https%3A%2F%2Fwestridge.sppx.io%2Fissues%2Fwestridge&title=Westridge%20Capital%20Properties)](https://www.addtoany.com/share#url=https%3A%2F%2Fwestridge.sppx.io%2Fissues%2Fwestridge&title=Westridge%20Capital%20Properties)

Investment Crowdfunding 101 Video
(https://vimeo.com/418542646)

Investment Crowdfunding Booklet
(/pdf/2019_SPPX_IO_INV_Broker_Email.pdf)

Cyber Security Policy (/cyber)

Additional Resources

Investor Education (/education)

Investments appearing on this portal involve significant risks including, illiquidity, no guarantee of returns, and possible loss of principal invested.
For more information, see our investor education materials (/education). Not FDIC insured.

© 2020 - Crowdfunding portal hosted by Silicon Prairie Portal & Exchange, llc. d/b/a Silicon Prairie Online

EXHIBIT F
PORTAL AGREEMENT, CONSULTING SERVICES AGREEMENT AND ESCROW AGREEMENT

ESCROW AGREEMENT

THIS ESCROW AGREEMENT, dated as of [__________] (this "Agreement"), is entered into by and between Westridge Capital, LLC, a Minnesota limited liability company (the "Company") and Sunrise Banks, National Association as Escrow Agent hereunder ("Escrow Agent").

RECITALS

A. The Company is offering a minimum of 50,000 (the "Minimum Number") of its Series A Preferred Units ("Securities") and a maximum (the "Maximum Number") of 107,000 of its Securities to subscribers (the "Subscriber(s)") at a purchase price of $1.00 per Security (the "Offering");

B. The Offering is intended to be exempt from registration under the Securities Act of 1933, as amended, by virtue of Sections 4(a)(6) and 4A and Regulation Crowdfunding (§227.100 et seq.), promulgated thereunder (collectively, the "Offering Exemptions"); and

C. In compliance with the requirements of the Offering Exemptions, the Company has engaged Silicon Prairie Portal as a portal operator (the "Portal Operator") in connection with the Offering to provide an Internet website meeting the requirements of the Offering Exemptions (the "Portal") and the Company is providing for the escrow of subscription payments (the "Subscription Payments") received through the Portal in an escrow account (the "Escrow Account") until certain conditions have been met and the Company and Escrow Agent desire to enter into an agreement with respect thereto.

NOW THEREFORE, in consideration of the premises and covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, for themselves, their respective successors and assigns, hereby agree as follows:

1. Definitions.

The following terms shall have the following meanings when used herein:

"Escrow Funds" shall mean the funds deposited in escrow with Escrow Agent pursuant to this Agreement.

"Final Escrow Closing Date" shall mean no earlier than [__________], unless prior to such date, the Company provides written notice to Escrow Agent of the extension of the Final Escrow Closing Date in accordance with the Offering Documents and applicable federal and state laws to

a date no later than [_____], in which case the Final Escrow Closing Date shall mean the extended date established by such extension. In the case of each such extension, the Company shall provide Escrow Agent with a written certification of the duly approved extended Final Escrow Closing Date that is signed on behalf of the Company by a duly authorized person so designated on Exhibit B hereto.

"Notice of Escrow Closing" shall mean a written certification in the form of Exhibit C hereto that is signed on behalf of the Company by a duly authorized person so designated on Exhibit B hereto, stating that the following conditions to closing on the Escrow Funds have been satisfied on or before the Final Escrow Closing Date:

(i)   the Company shall have received and accepted subscriptions for the Minimum Number of Securities in the Offering; and

(ii)   the Company is not subject to any stop order or other legal order prohibiting the Offering or the acceptance of the Subscription Payments.

"Notice of Failure of Escrow Closing" shall mean a written certification in the form of Exhibit D attached hereto that is signed on behalf of the Company by a duly authorized person so designated on Exhibit B hereto, stating that:

(i)   the conditions to closing on the Subscription Payments being held in escrow have not been satisfied on or before the Final Escrow Closing Date;

(ii)   there has not been and will not be an escrow closing on the Subscription Payments; and

(iii)   directing Escrow Agent to return all Subscription Payments being held in the Escrow Account to the Subscribers.

"Offering Documents" shall mean the offering documents that have or will be provided to the Subscribers by the Company or the Portal Operator as required by the Offering Exemptions.

"Subscription Accounting" shall mean an accounting in spreadsheet format, prepared by the Company, indicating as of a particular date: (1) the unique identification number assigned to a Subscriber as part of the process of registration with the Portal, (2) the amount of the Subscription Payment(s) for the subscribed Securities, (3) the method of payment and date of deposit into the Escrow Account of the Subscription Payment relating thereto, including ACH information, and notations of any ACH return claims, (4) any withdrawal of any such subscription and by the Subscriber (if permitted), and (5) any rejection, cancellation or termination of any such subscription.

2.   Appointment of and Acceptance by Escrow Agent; Effectiveness of Agreement.

The Company hereby appoints Escrow Agent to serve as escrow agent hereunder, and Escrow Agent hereby accepts such appointment and agrees to act as Escrow Agent in accordance with

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the terms of this Agreement. Notwithstanding the earlier execution and delivery of this Agreement or anything in this Agreement to the contrary, this Agreement shall only become effective and binding on the parties as of the date that (a) the Company pays the fees of Escrow Agent under Section 11 hereunder; and (b) the effective period of the Offering shall have begun under the Offering Exemption and the Company shall have confirmed in writing the first day of such effective period to Escrow Agent.

3.   **Deposits into Escrow.**

a.   The Offering shall be conducted exclusively through the Portal. The Company shall at all times comply with the requirements of the Offering Exemptions in the conduct of the Offering, including the offer and sale of Securities, the provision of the Offering Documents to Subscribers, the collection of Subscription Payments, and the timing, form and content of instructions to Escrow Agent hereunder. The Company, and not Escrow Agent, shall be responsible for determining whether the Company has received subscriptions for the Minimum Number of Securities in the Offering, whether the aggregate amount of Securities purchased by a Subscriber will cause such Subscriber to exceed the investment limits of the Offering Exemptions, the residency or any other qualification of any Subscriber, and all other matters relating to the conduct of the Offering in compliance with the Offering Exemptions.

b.   The Company shall direct and shall ensure that the Portal shall direct all Subscribers to deliver all Subscription Payments directly to Escrow Agent for deposit into the Escrow Account. From time to time and upon request by Escrow Agent, the Company shall provide a Subscription Accounting to Escrow Agent. Unless otherwise agreed to by Escrow Agent, in no event shall any Subscriber be permitted to make any Subscription Payment by credit card payment and Escrow Agent shall only accept ACH credits or such other forms of electronic payment as may be permitted by Escrow Agent in its sole discretion. Subscription Payments shall be delivered to the Escrow Account in accordance with the instructions provided by Escrow Agent on or about the date of this Agreement. The Company shall ensure that the Portal functionality includes the ACH payment processing solution designated by Escrow Agent.

ALL FUNDS SO DEPOSITED SHALL REMAIN THE PROPERTY OF THE SUBSCRIBERS ACCORDING TO THEIR RESPECTIVE INTERESTS AND SHALL NOT BE SUBJECT TO ANY LIEN OR CHARGE BY ESCROW AGENT OR BY JUDGMENT OR CREDITOR'S CLAIMS AGAINST THE COMPANY OR THE PLATFORM OPERATOR UNTIL RELEASED TO THE COMPANY IN ACCORDANCE WITH SECTION 4 HEREOF. IN NO EVENT SHALL ANY OF THE ESCROW FUNDS BE COMMINGLED WITH DEPOSIT ACCOUNTS OF ESCROW AGENT OR OTHERWISE TREATED AS A DEPOSIT ACCOUNT OF ESCROW AGENT OR REFLECTED ON THE FINANCIAL STATEMENTS OF ESCROW AGENT.

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c.	Notwithstanding anything to the contrary contained in this Agreement, the Company understands and agrees that all Subscription Payments received by Escrow Agent hereunder are subject to collection requirements of presentment and final payment, and that the funds represented thereby cannot be drawn upon or disbursed until such time as final payment has been made and is no longer subject to dishonor. Upon receipt, Escrow Agent shall process each Subscription Payment it receives for collection, and the proceeds thereof shall be held as part of the Escrow Funds and disbursed in accordance with Sections 4 and 5 hereof. If, upon presentment for payment, any Subscription Payment is dishonored, Escrow Agent shall notify the Company of such dishonor.

d.	Escrow Agent shall provide the Company with online access to view information relating to the Escrow Account.

**4.	Disbursement of Funds to the Company.**

a.	Escrow Closing. Upon or within five (5) business days of the receipt of a Notice of Escrow Closing from the Company, a Subscription Accounting and such other certificates, notices or other documents as Escrow Agent shall reasonably require, Escrow Agent shall disburse to the Company the Escrow Funds then held by Escrow Agent (after deducting amounts paid or payable to Escrow Agent pursuant to Section 10 and Section 11 hereof and deducting amounts under Section 4(c) hereof).

b.	Notwithstanding anything to the contrary herein provided, Escrow Agent shall be entitled to rely conclusively and without inquiry on any documents furnished to Escrow Agent by the Company which purport to be those documents contemplated by Section 4(a). Without limiting the foregoing, Escrow Agent shall have no duty or responsibility to review or seek to determine the truth, accuracy or sufficiency of any such documents. Escrow Agent shall have no duty to review any subscription agreement or Subscription Accounting, it being the understanding and agreement of the parties hereto that Escrow Agent shall disburse the Escrow Funds upon receipt of documents Escrow Agent believes, without any duty of further inquiry, to conform to the requirements set forth in Section 4(a).

c.	All disbursements to the Company pursuant to Section 4 shall be by wire transfer pursuant to wire instructions provided by the Company on or about the date hereof. All disbursements of Escrow Funds to the Company under Section 4 shall be made in U.S. Dollars and subject to the fees and claims of Escrow Agent and the Indemnified Parties (as defined below) pursuant to Section 10 and Section 11. In furtherance and not in limitation of the foregoing, from the disbursement to the Company under Section 4(a) hereof, Escrow Agent shall not disburse and shall hold in the Escrow Account all funds credited to the Escrow Account in the 60 days immediately prior to the delivery of the Notice of Escrow Closing and not otherwise returned to satisfy claims (including under Section 10(b) hereof) until

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the first business day following 61 days after delivery of the Notice of Escrow Closing.

d.   Notwithstanding the foregoing, Escrow Agent shall not disburse any Escrow Funds to the Company pursuant to Section 4(a) if Escrow Agent shall have received from the Company a Notice of Failure of Escrow Closing.

5.   Return of Funds to Subscribers.

a.   Failure to Reach Escrow Closing. If, by the date that is five (5) business days after the Final Escrow Closing Date, Escrow Agent shall not have received a Notice of Escrow Closing, then Escrow Agent shall (i) notify the Company in writing that the conditions set forth in Section 4(a) have not been satisfied, and (ii) as soon as practicable but no later than five (5) days following the Final Escrow Closing Date, return the Escrow Funds then held by Escrow Agent to the Subscribers in the same manner and to the same account from which the Escrow Funds originated or in a manner otherwise as determined by Escrow Agent, with each Subscriber receiving the amount of the Subscription Payment received from such Subscriber then held in the Escrow Account, without interest or deduction. If Escrow Agent shall at any time have received a Notice of Failure of Escrow Closing, Escrow Agent shall likewise return the Escrow Funds as described in Section 5(a)(ii). The Subscription Payment returned to each Subscriber shall be made in U.S. Dollars and be free and clear of any and all claims of the Company, the Portal Operator, or any of its respective creditors, including but not limited to, any and all fees and claims of Escrow Agent and the Indemnified Parties pursuant to Section 10 and Section 11.

b.   Rejection or Cancellation of Any Subscription. As soon as practicable but no later than five (5) business days after receipt by Escrow Agent of written notice from the Company that the Company has rejected or intends to reject a Subscriber's subscription (which shall be rejected in whole and not in part) or written notice from the Company that a Subscriber has cancelled or that the Company has cancelled such Subscriber's subscription (which may be cancelled in whole and not in part), Escrow Agent shall return to the applicable Subscriber the amount of the Subscription Payment received from such Subscriber then held in the Escrow Account or which thereafter clears the banking system.

c.   Abandonment or Termination of Offering; Insolvency of the Company or the Portal Operator. As soon as practicable but no later than five (5) business days after receipt by Escrow Agent of (i) notice from the Company that the Offering is being abandoned or terminated, or (ii) notice of the Company's or the Portal Operator's insolvency or bankruptcy, or the institution of bankruptcy, reorganization, insolvency, foreclosure, receivership, or liquidation proceedings by or against the Company or the Portal Operator and, if against the Company or the Portal Operator, such proceedings have, in the case of bankruptcy, reorganization, insolvency or liquidation, continued without termination for at

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least thirty (30) days and, in the case of foreclosure or receivership, continued without termination for at least thirty (30) days, then Escrow Agent shall, subject to applicable court orders, if any, return the Escrow Funds then held by Escrow Agent to the Subscribers the amount of the Subscription Payments received from such Subscribers then held in the Escrow Account, without interest or deduction. The Subscription Payment returned to each Subscriber shall be made in U.S. Dollars and be free and clear of any and all claims of the Company, the Portal Operator or any of their respective creditors, including but not limited to, any and all fees and claims of Escrow Agent and the Indemnified Parties pursuant to Section 10 and Section 11.

d. In connection with a return of Subscription Payments to Subscribers pursuant to this Section 5, the Company shall provide Escrow Agent with a Subscription Accounting and such other certificates, notices or other documents as Escrow Agent shall reasonably require. Under no circumstances in connection with Escrow Agent's return of funds to Subscribers pursuant to this Section 5 shall a Subscriber receive from Escrow Agent less than the amount of all Subscription Payments made by the Subscriber.

6. Suspension of Performance or Disbursement Into Court.

If, at any time, there shall exist any dispute between or among the Company, the Portal Operator, Escrow Agent, any Subscriber or any other person with respect to the holding or disposition of any portion of the Escrow Funds or any other obligations of Escrow Agent hereunder, or if at any time Escrow Agent is unable to determine, to Escrow Agent's reasonable satisfaction, the proper disposition of any portion of the Escrow Funds or Escrow Agent's proper actions with respect to its obligations hereunder, or if the Company has not within thirty (30) days of the furnishing by Escrow Agent of a notice of resignation pursuant to Section 8 hereof appointed a successor escrow agent to act hereunder, then Escrow Agent may, in its sole discretion, consult legal counsel selected by it and take either or both of the following actions:

a. suspend the performance of any of its obligations under this Agreement until such dispute or uncertainty shall be resolved to the sole satisfaction of Escrow Agent or until a successor escrow agent shall have been appointed (as the case may be); or

b. petition (by means of an interpleader action or any other appropriate method) any court of competent jurisdiction in Ramsey County, Minnesota or in any venue convenient to Escrow Agent, for instructions with respect to such dispute or uncertainty, and to the extent required or permitted by law, pay into such court all Escrow Funds without deduction for holding and disposition in accordance with the instructions of such court and Escrow Agent shall thereupon be discharged from all further duties under this Agreement.

Escrow Agent shall have no liability to the Company, the Portal Operator, any Subscriber or any other person with respect to any such suspension of performance or disbursement into court, specifically including any liability or claimed liability that may arise, or be alleged to have

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arisen, out of or as a result of any delay in the disbursement of funds held in the Escrow Funds or any delay in or with respect to any other action required or requested of Escrow Agent.

7 Investment of Funds.

Escrow Agent shall hold the Escrow Funds in a non-interest bearing demand deposit account maintained by Escrow Agent. The Escrow Funds shall not be invested in any other securities or accounts, including, without limitation, corporate equity or debt securities, repurchase agreements, bankers' acceptances, commercial papers, or municipal securities. Notwithstanding anything to the contrary herein provided, Escrow Agent shall have no duty by reason of this Agreement to prepare or file any Federal or state tax report or return with respect to the Escrow Account.

8.   Resignation of Escrow Agent.

Escrow Agent may resign from the performance of its duties hereunder at any time by giving thirty (30) days' prior notice to the Company. If, as of the effective date of such resignation, the Company has not appointed a successor escrow agent that has agreed in writing to such appointment, Escrow Agent shall return all Escrow Funds to Subscribers in accordance with Section 5(a)(ii). If, as of the effective date of such resignation, the Company has appointed a successor escrow agent that has agreed in writing to such appointment, Escrow Agent shall deliver to the Company and such successor escrow agent a full accounting of all Escrow Funds received, held and disbursed by Escrow Agent hereunder and shall deliver all Escrow Funds to the successor escrow agent. Upon the effectiveness of Escrow Agent's resignation, Escrow Agent shall be discharged from its duties and obligations under this Agreement, but shall not be discharged from any liability hereunder for actions taken as Escrow Agent hereunder prior to such resignation. After any Escrow Agent's resignation, the provisions of this Agreement shall continue to apply as to any actions taken or omitted to be taken by it while it was Escrow Agent under this Agreement, provided that any and all claims of Escrow Agent and the Indemnified Parties pursuant to Section 10 shall survive the termination of this Agreement or Escrow Agent's resignation. Any corporation or association into which Escrow Agent may be merged or converted or with which it may be consolidated, or any corporation or association to which all or substantially all of the escrow business of Escrow Agent's corporate trust line of business may be transferred, shall be Escrow Agent under this Agreement without further act.

9.   Duty and Liability of Escrow Agent.

Escrow Agent undertakes to perform only such duties as are expressly set forth herein and no duties shall be implied. The sole duty of Escrow Agent, other than as herein specified, shall be to receive the Escrow Funds and hold them subject to release, in accordance herewith. Escrow Agent shall have no duty to inquire or determine as to whether any person is complying with requirements of this Agreement or any applicable laws or regulations, including but not limited to federal or state securities laws, in connection with the Offering, including the depositing in the Escrow Account the Subscription Payments or the release of Escrow Funds pursuant to Section 4 or Section 5. Escrow Agent may conclusively rely upon and shall be protected in acting upon any statement, certificate, notice, request, consent, order or other document believed by it to be genuine and to have been signed or presented by the proper party or parties, not only as to its due execution and the validity (including the authority of the person signing or presenting the same) and effectiveness of its provisions, but also as to the truth, sufficiency and acceptability of any information therein contained. Escrow Agent shall have no duty or liability to verify any such statement, certificate, notice, request, consent, order or other document, and its sole responsibility shall be to act only as expressly set forth in this Agreement and shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein or provided to it pursuant to the express provisions hereof. Escrow Agent shall not be responsible for the sufficiency or accuracy of the form of, or the execution, validity, value or genuineness of, any document or property received, held or delivered by it hereunder, or of any signature or endorsement thereon, or for any lack of endorsement thereon, or for any description therein; nor shall Escrow Agent be responsible or liable to the other parties hereto or to anyone else in any respect on account of the identity, authority or rights of the persons executing or delivering or purporting to execute or deliver any document or property or this Agreement. Escrow Agent shall have no responsibility with respect to the use or application of any Escrow Funds released by Escrow Agent pursuant to the provisions hereof. Escrow Agent shall have no duty to solicit any Subscription Payment which may be due to be paid into the Escrow Account or to confirm or verify the accuracy or correctness of any amounts delivered into the Escrow Account or the calculation of the Minimum Number or the Maximum Number. Escrow Agent shall be under no obligation to institute or defend any action, suit or proceeding in connection with this Agreement, provided that, if it does so institute or defend any such action, suit or proceeding, it shall first be indemnified to its satisfaction. Escrow Agent shall have no duty to enforce any obligation of any person to make any payment or delivery, or to direct or cause any payment or delivery to be made, or to enforce any obligation of any person to perform any other act. Escrow Agent shall be under no liability to the other parties hereto or to anyone else by reason of any failure on the part of any party hereto or any maker, guarantor, endorser or other signatory of any document or any other person to perform such person's obligations under any such document. Escrow Agent shall have no liability with respect to the transfer or distribution of any funds by Escrow Agent pursuant to wiring or transfer instructions provided to Escrow Agent by the Company or the Portal Operator or set forth in any Subscription Agreement. Except for this Agreement (including any instructions given to Escrow Agent pursuant this Agreement), Escrow Agent shall not be obligated to recognize any agreement between, among or with any or all of the persons referred to herein, notwithstanding that references thereto may be made herein and whether or not it has knowledge thereof. Escrow Agent may consult counsel selected by it in respect of any question arising under this Agreement and Escrow Agent shall not be liable for any action taken or omitted in good faith upon advice of such counsel. The Company shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel. In no event shall Escrow Agent be liable for incidental, indirect, special, consequential or punitive damages (including, but not limited to lost profits), even if Escrow Agent has been advised of the likelihood of such loss or damage and regardless of the form of action. Escrow Agent shall not be responsible for delays or failures in performance resulting from acts beyond its control, including without limitation acts of God, strikes, lockouts, riots, acts of war or terror, epidemics, governmental regulations superimposed after the fact, fire, communication line failures, computer viruses, power failures, earthquakes or other disasters. Escrow Agent is authorized, in its sole discretion, to comply with final orders issued or process entered by any court with respect to the Escrow Funds, without determination by Escrow Agent of such court's jurisdiction

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in the matter. If any portion of the Escrow Funds is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, Escrow Agent is authorized, in its sole discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action; and if Escrow Agent complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated unless such compliance is commenced following any appeal, order, injunction or other proceeding which stays the requirement of compliance with any such order, writ, judgment or decree. Escrow Agent shall not be liable for any action taken or omitted by it in good faith except to the extent that a court of competent jurisdiction determines in a final non-appealable decision that Escrow Agent's gross negligence or willful misconduct was the direct cause of any loss to the Company.

10.   Indemnification of Escrow Agent; Limitation on Liability of the Company.

a.   From and at all times after the date of this Agreement, the Company shall indemnify and hold harmless Escrow Agent and each director, officer, employee, attorney, agent, parent, subsidiary and affiliate, and any director, officer, employee, attorney or agent of any such parent or subsidiary or affiliate of Escrow Agent (collectively, the "Indemnified Parties") from and against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever, including without limitation reasonable attorneys' fees, costs and expenses, incurred by or asserted against any of the Indemnified Parties, whether direct, indirect or consequential, as a result of or arising from or in any way relating to any claim, demand, suit, action or proceeding (including any inquiry or investigation) by any person, including without limitation the Company and the Portal Operator, whether threatened or initiated, asserting a claim for any legal or equitable remedy against any person (whether or not an Indemnified Party) under any statute or regulation, including, but not limited to, any federal or state securities laws, or under any common law or equitable cause or otherwise, arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of this Agreement or any transactions contemplated herein, whether or not any such Indemnified Party is a party to any such suit, action or proceeding or the target of any such inquiry or investigation; provided, however, that no Indemnified Party shall have the right to be indemnified hereunder for any liability finally determined by a court of competent jurisdiction, subject to no further appeal, to have resulted solely from the gross negligence or willful misconduct of such Indemnified Party. The Company further agrees to indemnify each of the Indemnified Parties for all costs, including without limitation reasonable attorney's fees, incurred by such Indemnified Parties in connection with the enforcement of the Company's indemnification obligations hereunder. Each

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Indemnified Party shall, in its sole discretion, have the right to select and employ separate counsel with respect to any action or claim brought or asserted against it, and the reasonable fees of such counsel shall be paid upon demand by the Company. The obligations of the Company under this Section 10 shall survive any termination of this Agreement and the resignation of Escrow Agent.

b.   In the event that Escrow Agent distributes Escrow Funds to the Company pursuant to this Agreement, and any Subscriber later has a claim to the return of funds which were distributed (including any ACH return claim), then, in addition to any other indemnification obligation of this Section 10, the Company shall indemnify Escrow Agent for any and all funds that Escrow Agent returns to the Subscribers in connection with such claim and any and all costs associated with returning those funds.

11.   Fees and Expenses of Escrow Agent.

Escrow Agent shall be entitled to compensation as described in Exhibit A attached hereto, at such time or times as set forth therein, for the services provided by Escrow Agent hereunder. The obligations of the Company under this Section 11 shall survive any termination of this Agreement and the resignation of Escrow Agent. The fees agreed upon for services rendered hereunder are intended as full compensation for Escrow Agent's services as contemplated by this Agreement; provided, however, that in the event Escrow Agent renders any material service not contemplated in this Agreement or there is any assignment of interest in the subject matter of this Agreement, or any material modification hereof, or if any material controversy arises hereunder, or Escrow Agent is made a party to any litigation pertaining to this Agreement, or the subject matter hereof, then Escrow Agent shall be reasonably compensated for such extraordinary services and reimbursed for all costs and expenses, including reasonable attorney's fees, occasioned by any delay, controversy, litigation or event, and the same shall be recoverable from the Company. No fees and costs and expenses payable to Escrow Agent or an Indemnified Party under this Agreement shall be deducted, withheld or set off against the Escrow Funds, except upon disbursement of Escrow Funds to the Company pursuant to Section 4(a).

12.   Representations and Warranties.

The Company makes the following representations and warranties to Escrow Agent:

a.   It is duly organized, validly existing, and in good standing under the laws of the state of its incorporation or organization and has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

b.   This Agreement has been duly approved by all necessary action required for its part, has been executed by its duly authorized persons, and constitutes its valid and binding agreement, enforceable in accordance with its terms.

c.   The execution, delivery, and performance by it of this Agreement will not violate, conflict with, or cause a default under its governing instruments, any applicable

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law or regulation, any court order or administrative ruling or decree to which it is a party or any of its property is subject, or any agreement, contract, indenture or other binding arrangement, including without limitation with respect to the Offering, to which it is a party or any of its property is subject.

d.   It hereby acknowledges that the status of Escrow Agent is that of agent only for the limited purposes set forth herein, and hereby represents and covenants that no representations or implications shall be made that Escrow Agent has investigated the desirability or advisability of investment in the Securities or has approved, endorsed or passed upon the merits of the investments therein (and the Offering Documents shall contain a statement to that effect) and that the name of Escrow Agent has not and shall not be used in any manner in connection with the offer or sale of the Securities other than to state that Escrow Agent has agreed to serve as agent for the limited purposes set forth herein.

e.   Each of the persons designated on Exhibit B hereto have been duly appointed to act as its respective authorized representatives hereunder and, individually and as authorized representatives, have full power and authority to execute and deliver any written notice, instruction or direction to amend, modify or waive any provision of this Agreement and to take any and all other actions including giving or confirming funds transfer instructions under this Agreement, all without further consent or direction from, or notice to, it or any other party provided that any change in designation of such authorized representatives shall be provided by written notice delivered to each party to this Agreement.

f.   Other than the Subscribers, no party other than the parties hereto has, or shall have, any lien, claim or security interest in the Escrow Funds or any part thereof. No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Escrow Funds or any part thereof.

g.   It possesses such valid and current licenses, certificates, authorizations or permits issued by the appropriate state, federal or foreign regulatory agencies or bodies necessary to conduct its business, to enter into and perform this Agreement, and in respect of the Offering; it has not received any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such license, certificate, authorization or permit.

h.   All of its representations and warranties contained herein are true and complete as of the date hereof and will be true and complete at the time of any disbursement of Escrow Funds.

13.   Security Advice Waiver.

The Company acknowledges that to the extent regulations of the Office of the Comptroller of the Currency or other applicable regulatory entity grant it the right to receive brokerage confirmations for certain security transactions as they occur, the Company specifically waives receipt of such confirmations to the extent permitted by law. Escrow Agent will furnish the Company periodic cash transaction statements that include detail for all transactions made by Escrow Agent.

14. Identifying Information.

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. For a non-individual person such as a business entity, a charity, a trust, or other legal entity, Escrow Agent requires documentation to verify its formation and existence as a legal entity. Escrow Agent may ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation. The Company acknowledges that a portion of the identifying information set forth herein is being requested by Escrow Agent in connection with the USA Patriot Act, Pub.L.107- 56 (the "Act"), and the Company agrees to provide any additional information requested by Escrow Agent in connection with the Act or any similar legislation or regulation to which Escrow Agent is subject, in a timely manner. The Company represents and warrants that all identifying information provided to Escrow Agent, including any federal or state taxpayer identification number, is true and complete on the date hereof and will be true and complete at the time of any disbursement of Escrow Funds. The Company shall provide to Escrow Agent as requested such information relating to the Subscribers as may reasonably be required by Escrow Agent in connection with the Act or any similar legislation or regulation to which Escrow Agent is subject, in a timely manner.

15. Tax Reporting.

Escrow Agent shall have no responsibility for the tax consequences of this Agreement and hereby advises each party to consult with independent counsel concerning any tax ramifications. The Company shall prepare and file all required tax filings with the IRS and any other applicable taxing authority. Further, the Company agrees to (i) assume all obligations imposed now or hereafter by any applicable tax law or regulation with respect to payments or performance under this Agreement, (ii) request information from Escrow Agent in writing with respect to withholding and other taxes, assessments or other governmental charges, all of which shall be the responsibility of the Company, and advise Escrow Agent in writing with respect to any certifications and governmental reporting that may be required under any applicable laws or regulations, and (iii) indemnify and hold Escrow Agent harmless pursuant to Section 10 hereof from any liability or obligation on account of taxes, assessments, additions for late payment, interest, penalties, expenses and other governmental charges that may be assessed or asserted against Escrow Agent.

16. Consent to Jurisdiction and Venue.

In the event that any party hereto commences a lawsuit or other proceeding relating to or arising from this Agreement, the parties hereto agree that the courts in Ramsey County, Minnesota courts shall have sole and exclusive jurisdiction and shall be proper venue for any such lawsuit

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or judicial proceeding and the parties hereto waive any objection to such venue. The parties hereto consent to and agree to submit to the jurisdiction of the courts specified herein and agree to accept service or process to vest personal jurisdiction over them in any of these courts. 17 Notice.

Any notice and other communications hereunder shall be in writing and shall be deemed to have been validly served, given or delivered five (5) days after deposit in the United States mails, by certified mail with return receipt requested and postage prepaid, when delivered personally, one (1) day after delivery to any overnight courier, or when transmitted by facsimile transmission facilities, and addressed to the party to be notified as follows:

If to the Company at:

> Westridge Capital, LLC
> 1331 Lake Drive West, Apt. 115
> Chanhassen, MN 55317

If to Escrow Agent:

> Sunrise Banks, National Association
> 2300 Como Avenue
> Saint Paul, MN 55108
> Fax: (651) 259-6808
> Attention: Crowdfunding Escrow Services or to such other address as a party may designate for itself by like notice.

18.   Amendment or Waiver.

This Agreement may be amended, changed, waived, discharged or terminated only by a writing signed by the Company and Escrow Agent. No delay or omission by any party in exercising any right with respect hereto shall operate as a waiver. A waiver on any one occasion shall not be construed as a bar to, or waiver of, any right or remedy on any future occasion. This Agreement may not be assigned by any party without the prior written consent of the other parties.

19.   Severability.

To the extent any provision of this Agreement is prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

20.   Governing Law.

This Agreement shall be construed and interpreted in accordance with the internal laws of the State of Minnesota without giving effect to the conflict of laws principles thereof.

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21.   Entire Agreement.

This Agreement constitutes the entire agreement between the parties relating to the acceptance, collection, holding, investment and disbursement of the Escrow Funds and sets forth in their entirety the obligations and duties of Escrow Agent with respect to the Escrow Funds. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

22.   Binding Effect.

All of the terms of this Agreement, as amended from time to time, shall be binding upon, inure to the benefit of and be enforceable by the respective successors and assigns of the Company and Escrow Agent.

23.   Execution in Counterparts.

This Agreement and any written notice may be executed in two or more counterparts, which, when so executed, shall constitute one and the same agreement or notice.

24.   Termination.

Upon the first to occur of the disbursement of all amounts in the Escrow Account pursuant to Section 4 or 5 hereof or deposit of all amounts in the Escrow Account into court pursuant to Section 6 hereof, this Agreement shall terminate and Escrow Agent shall have no further responsibilities whatsoever with respect to this Agreement or the Escrow Funds.

25.   Publicity.

No party will (a) use any other party's proprietary indicia, trademarks, service marks, trade names, logos, symbols, or brand names, or (b) otherwise refer to or identify any other party in advertising, publicity releases, or promotional or marketing publications, or correspondence to third parties without, in each case, securing the prior written consent of such other party.

26.   WAIVER OF TRIAL BY JURY.

EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT THAT IT MAY HAVE TO A TRIAL BY JURY ON ANY CLAIM, COUNTERCLAIM, SETOFF, DEMAND, ACTION OR CAUSE OF ACTION (1) ARISING OUT OF OR IN ANY WAY RELATED TO THIS AGREEMENT OR (2) IN ANY WAY IN CONNECTION WITH OR PERTAINING OR RELATED TO OR INCIDENTAL TO ANY DEALINGS OF THE PARTIES TO THIS AGREEMENT OR IN CONNECTION WITH THIS AGREEMENT OR THE EXERCISE OF ANY SUCH PARTY'S RIGHTS AND REMEDIES UNDER THIS AGREEMENT OR THE CONDUCT OR THE RELATIONSHIP OF THE PARTIES TO THIS AGREEMENT, IN ALL OF THE FOREGOING CASES WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER IN CONTRACT, TORT OR OTHERWISE. EACH OF THE PARTIES HERETO HEREBY FURTHER ACKNOWLEDGES AND AGREES THAT EACH HAS

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REVIEWED OR HAD THE OPPORTUNITY TO REVIEW THIS WAIVER WITH ITS RESPECTIVE LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH SUCH LEGAL COUNSEL. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A CONSENT BY ALL PARTIES TO A TRIAL BY THE COURT.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and effective as of the date first above written.


COMPANY:

WESTRIDGE CAPITAL, LLC

By:_____
Name:
Title:

ESCROW AGENT:

Sunrise Banks, National Association

By:_____
Name:
Title:


37292840.2 08/10/2020

PORTAL AGREEMENT

This Portal Agreement (the "Agreement"), is made and entered into on February 12th, 2020 (the "Effective Date"), by and between Silicon Prairie Online LLC ("SPO" or "Vendor") and Westridge Properties LLC ("Customer"). Each party to this Agreement may be referred to individually as a "Party" and collectively as the "Parties."

RECITALS

WHEREAS, SPO provides a crowdfunding investment software platform which Customer will access under authorization from Vendor; and

WHEREAS, the Parties desire that SPO make such platform and related services available to Customer under the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

AGREEMENT

Definitions

As used in this Agreement, the following terms shall have the following meaning:

a. "**Content**" means the visual information, documents, software, products, and services contained or made available to Customer in the course of using the Service (as defined hereinafter).

b. "**Customer User Account**" means the account maintained by Customer's users which includes any related login credentials and certain Customer Data provided or submitted by Customer's users in the course of using the Service.

c. "**Customer Data**" means any data, information, or material provided or submitted by Customer or by third-party users in the course of using the Service.

d. "**Intellectual Property Rights**" means any unpatented inventions, patent applications, patents, design rights, copyrights, trademarks, service marks, trade names, domain name rights, mask work rights, know-how and other trade secret rights, and all other intellectual property rights, derivatives thereof, and forms of protection of a similar nature anywhere in the world.

e. "**SPO Technology**" means all of SPO's proprietary technology (including software, hardware, products, processes, algorithms, user interfaces, know-how, techniques, designs, and other tangible or intangible technical material or information) made available to Customer by SPO in providing the Service.

f. "**Service(s)**" means SPO's crowdfunding investment platform (the "Software Platform"), developed, operated, hosted, and maintained by SPO, or ancillary online or offline products and services provided to Customer by SPO, to which Customer is being granted access under this Agreement, including the SPO Technology and the Content. The Services are further described in the documentation set forth in Appendix B.

g. "**User(s)**" means Customer employees, representatives, consultants, contractors, agents, or prospective investors who are authorized to use the Service and have been supplied user identifications and passwords by Customer (or by SPO at Customer's request).

Provision of Services

a. Subject to the terms and conditions set forth in this Agreement (including any appendices), during the term of this Agreement, SPO agrees to provide the Services and provide authorization to Customer and its Users with access and rights to use the Services subject to the fees set forth on Appendix A, attached hereto.

b. Appendix A may be modified by the mutual written consent of the parties, in a form expressly amending such Appendices, to expand, limit or otherwise modify the scope the Services provided hereunder.

c. SPO will not provide any front-end web hosting services on the Customer's website, but shall provide installation, maintenance, support, and other related hosting services to Customer as part of the Services and to be hosted on a subdomain of the Customer's website.

d. Neither the execution of this Agreement nor anything in it shall obligate SPO to furnish any services beyond those described within this Agreement.

Access to Software Platform and Restrictions

a. SPO hereby authorizes Customer to access and use the Service, solely for Customer's own business purposes, subject to the terms and conditions of this Agreement. All rights not expressly granted to Customer are reserved by SPO.

b. Customer may not access the Service for purposes of obtaining competitive advantages, including, but not limited to, monitoring its availability, performance or functionality, or for any other benchmarking or competitive purposes.

Customer Responsibilities

a. Customer is responsible for all activity occurring under Customer's User Accounts and shall abide by all applicable local, state, national, and foreign, laws, treaties and regulations in connection with Customer's use of the Service, including those related to data security and privacy, international communications, and the transmission of technical or personal data.

b. Customer shall: (i) notify SPO immediately of any unauthorized use of any password or account or any other known or suspected breach of security; (ii) report to SPO immediately and use reasonable efforts to stop immediately any copying or distribution of Content that is known or suspected by Customer or Customer Users; and (iii) not impersonate another SPO user or provide false identity information to gain access to or use the Service.

c. Customer shall not (i) license, sublicense, sell, resell, transfer, assign, distribute, or otherwise commercially exploit or make available to any third party the Service or the Content in any way; (ii) modify or make derivative works based upon the Service or the Content; (iii) "frame" or "mirror" any Content on any other server or wireless or Internet-based device; or (iv) reverse engineer or access the Service in order to (a) build a competitive product or service, (b) build a product using similar ideas, features, functions or graphics of the Service, or (c) copy any ideas, features, functions or graphics of the Service.

d. Customer shall not: (i) send spam or otherwise duplicative or unsolicited messages in violation of applicable laws; (ii) send or store infringing, obscene, threatening, libelous, or otherwise unlawful or tortuous material, including material harmful to children or violative of third party privacy rights; (iii) send or store material containing software viruses, worms, Trojan horses, or other harmful computer code, files, scripts, agents, or programs; (iv) interfere with or disrupt the integrity or performance of the Service or the data contained therein; or (v) attempt to gain unauthorized access to the Service or its related systems or networks.

e. In connection with Customer's use of the Services on Customer's own front-end website, Customer's front-end materials, web pages, media, and graphics used in connection with the Services shall prominently indicate that Vendor is providing the back-end Services by using the phrasing "POWERED BY SILICON PRAIRIE ONLINE" alongside the SPO logo, in a manner to be approved by Vendor prior to Customer's use of the Services with any third parties.

Account Information and Customer Data

a. Customer, not SPO, shall have sole responsibility for the accuracy, quality, integrity, legality, reliability, appropriateness, and intellectual property ownership or right to use of all Customer Data, and SPO shall not be responsible or liable for the deletion, correction, corruption, destruction, damage, loss or failure to store any Customer Data. In the event this Agreement is terminated (other than by reason of Customer's breach), SPO will make available to Customer a file of the Customer Data within thirty (30) days of termination if Customer so requests at the time of termination.

b. SPO reserves the right to withhold, remove, and/or discard Customer Data without notice for any breach, including, without limitation, Customer's non-payment. Upon termination for cause, Customer's right to access or use Customer Data immediately ceases, and SPO shall have no obligation to maintain or forward any Customer Data.

Intellectual Property Ownership

a. SPO (and its affiliated entities, where applicable) shall retain all right, title, and interest, including all related Intellectual Property Rights, in and to the SPO Technology, the Content and the Service and any suggestions, ideas, enhancement requests, feedback, recommendations, or other information provided by Customer or any other party relating to the Service.

b. This Agreement is not a sale or license and does not convey to Customer any rights of ownership in or related to the Service, the SPO Technology or the Intellectual Property Rights owned by SPO. SPO's name, SPO's logo, and the product names associated with the Service are trademarks of SPO or third parties, and no right or license is granted to use them.

Third Party Goods and Services

a. Customer may enter into correspondence with, and utilize the services from, third party service providers whose services are embedded into, or linked from, our Service offering. Any such activity, and any terms, conditions, warranties, or representations associated with such activity, is solely between Customer and the applicable third party. SPO shall have no liability, obligation, or responsibility for any such correspondence, purchase, or utilization between Customer and any such third party. SPO does not endorse any sites on the Internet that are linked through the Service. In no event shall SPO be responsible for any content, products, or other materials on or available from such sites.

b. Customer acknowledges that certain third party providers of ancillary software, hardware, or services may require Customer's agreement to additional or different license or other terms prior to Customer's use of or access to such software, hardware or services.

Term and Termination

a. This Agreement is effective as of the Effective Date and will remain in effect until terminated by SPO or Customer within 30 days' notice.

b. SPO may terminate Customer's access to all or any part of the Services at any time, with or without cause, with or without notice, with immediate effect.

c. Any breach of Customer's payment obligations or unauthorized use of the SPO Technology or Service will be deemed a material breach of this Agreement. SPO, in its sole discretion, may terminate Customer's password, account or use of the Service if Customer breaches or otherwise fails to comply with this Agreement.

Payment of Fees

a. Customer shall make payment to SPO for the Services at the rates and terms agreed to in Appendix A of this Agreement.

b. All payment obligations are non-cancelable and all amounts paid are nonrefundable. Customer shall provide SPO with valid credit card, cash, check, crypto-currency or other approved payment information as a condition to signing up for the Service.

c. SPO will issue an invoice to Customer as set forth in Appendix A. SPO's fees are exclusive of all taxes, levies, or duties imposed by taxing authorities, and Customer shall be responsible for payment of all such taxes, levies, or duties, excluding only U.S. (federal or state) taxes based solely on SPO's income.

d. Customer agrees to provide SPO with complete and accurate billing and contact information. This information includes Customer's legal company name, street address, email address, and name and telephone number of an authorized billing contact. Customer agrees to update this information within thirty (30) days of any change to it. If the contact information Customer has provided is false or fraudulent, SPO reserves the right to terminate or suspend Customer's access to the Service in addition to any other legal remedies.

e. If Customer believes its invoice is incorrect, Customer must contact SPO in writing within sixty (60) days of the invoice date of the invoice containing the amount in question to be eligible to receive an adjustment or credit.

Nonpayment and Suspension

a. In addition to any other rights granted to SPO herein, SPO reserves the right to suspend or terminate this Agreement and Customer's access to the Service if Customer fails to timely pay Vendor as set forth in this Agreement. Customer will continue to be charged during any period of suspension. If Customer or SPO terminates this Agreement, Customer will be obligated to pay all remaining amounts owed to SPO in accordance with Sections 8 and 9 above.

b. SPO reserves the right to impose additional fees in the event Customer is suspended and thereafter requests reinstated access to the Service.

Representations and Warranties, Indemnification, and Disclaimers

a. Each party represents and warrants that it has the legal power and authority to enter into this Agreement. SPO represents and warrants that it will provide the Service in a manner consistent with general industry standards reasonably applicable to the provision thereof and that the Service will perform substantially in accordance with Appendix B under normal use and circumstances.

b. Customer represents and warrants that Customer has not falsely identified Customer nor provided any false information to gain access to the Service and that Customer's billing information is correct.

c. Customer shall indemnify, defend, and hold SPO and its parent organizations, subsidiaries, affiliates, officers, governors, employees, attorneys, and agents harmless from and against any and all claims, costs, damages, losses, liabilities, and expenses (including attorneys' fees and costs) arising out of or in connection with: (i) a claim alleging that use of the Customer Data infringes the rights of, or has caused harm to, a third party; (ii) a claim, which if true, would constitute a violation by Customer of Customer's representations and warranties; or (iii) a claim arising from the breach by Customer or Customer Users of this Agreement, provided in any such case that SPO (a) gives written notice of the claim promptly to Customer; (b) gives Customer sole control of the defense and settlement of the claim (provided that Customer may not settle or defend any claim unless Customer unconditionally releases SPO of all liability and such settlement does not affect SPO's business or Service); (c) provides to Customer all available information and assistance; and (d) has not compromised or settled such claim.

d. SPO shall indemnify, defend, and hold Customer and Customer's parent organizations, subsidiaries, affiliates, officers, directors, governors, managers, employees, attorneys, and agents harmless from and against any and all claims, costs, damages, losses, liabilities, and expenses (including attorneys' fees and costs) arising out of or in connection with: (i) a claim alleging that the Service directly infringes a copyright, patent issued as of the Effective Date, or a trademark of a third party; (ii) a claim, which if true, would constitute a violation by SPO of its representations or warranties; or (iii) a claim arising from breach of this Agreement by SPO; provided that Customer (a) promptly gives written notice of the claim to SPO; (b) gives SPO sole control of the defense and settlement of the claim (provided that SPO may not settle or defend any claim unless it unconditionally releases Customer of all liability); (c) provides to SPO all available information and assistance; and (d) has not compromised or settled such claim. SPO shall have no indemnification obligation, and Customer shall indemnify SPO pursuant to this Agreement, for claims arising from any infringement arising from the combination of the Service with any of Customer products, service, hardware or business process(s).

e. SPO MAKES NO OTHER REPRESENTATION, WARRANTY, OR GUARANTY AS TO THE RELIABILITY, TIMELINESS, QUALITY, SUITABILITY, TRUTH, AVAILABILITY, ACCURACY, OR COMPLETENESS OF THE SERVICE OR ANY CON-TENT. SPO DOES NOT REPRESENT OR WARRANT THAT (A) THE USE OF THE SERVICE WILL BE SECURE, TIMELY, UNINTERRUPTED, OR ERROR-FREE OR OPERATE IN COMBINATION WITH ANY OTHER HARDWARE, SOFTWARE, SYSTEM, OR DATA; (B) THE SERVICE WILL MEET CUSTOMER'S REQUIREMENTS OR EXPECTATIONS; (C) ANY

STORED DATA WILL BE ACCURATE OR RELIABLE; (D) THE QUALITY OF ANY PRODUCTS, SERVICES, INFORMATION, OR OTHER MATERIAL PURCHASED OR OBTAINED BY CUSTOMER THROUGH THE SERVICE WILL MEET CUSTOMER'S REQUIREMENTS OR EXPECTATIONS; (E) ERRORS OR DEFECTS WILL BE CORRECTED; OR (F) THE SERVICE OR THE SERVER(S) THAT MAKE THE SERVICE AVAILABLE ARE FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS. THE SERVICE AND ALL CONTENT IS PROVIDED TO CUSTOMER STRICTLY ON AN "AS IS" BASIS. ALL CONDITIONS, REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NON-INFRINGEMENT OF THIRD PARTY RIGHTS, ARE HEREBY DISCLAIMED TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW BY SPO.

f. SPO'S SERVICES MAY BE SUBJECT TO LIMITATIONS, DELAYS, AND OTHER PROBLEMS INHERENT IN THE USE OF THE INTERNET AND ELECTRONIC COMMUNICATIONS. SPO IS NOT RESPONSIBLE FOR ANY DELAYS, DELIVERY FAILURES, OR OTHER DAMAGE RESULTING FROM SUCH PROBLEMS.

Limitation of Liability

a. IN NO EVENT SHALL EITHER PARTY'S AGGREGATE LIABILITY EXCEED THE AMOUNTS ACTUALLY PAID BY AND/OR DUE FROM CUSTOMER IN THE TWELVE (12) MONTH PERIOD IMMEDIATELY PRECEDING THE EVENT GIVING RISE TO SUCH CLAIM. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO ANYONE FOR ANY INDIRECT, PUNITIVE, SPECIAL, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL, OR OTHER DAMAGES OF ANY TYPE OR KIND (INCLUDING LOSS OF DATA, REVENUE, PROFITS, USE, OR OTHER ECONOMIC ADVANTAGE) ARISING OUT OF, OR IN ANY WAY CONNECTED WITH THIS SERVICE, INCLUDING BUT NOT LIMITED TO THE USE OR INABILITY TO USE THE SERVICE, OR FOR ANY CONTENT OBTAINED FROM OR THROUGH THE SERVICE, ANY INTERRUPTION, INACCURACY, ERROR, OR OMISSION, REGARDLESS OF CAUSE IN THE CONTENT, EVEN IF THE PARTY FROM WHICH DAMAGES ARE BEING SOUGHT HAS BEEN PREVIOUSLY ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

b. Certain states and/or jurisdictions do not allow the exclusion of implied warranties or limitation of liability for incidental, consequential, or certain other types of damages, so the exclusions set forth above may not apply to Customer.

Local Laws and Export Control; Securities Compliance

SPO makes no representation that the Service is appropriate or available for use in other locations. Customer is solely responsible for compliance with all applicable laws, including all securities state and federal securities laws, and without limitation export and import regulations of other countries.

Notice

SPO may give notice by means of a general notice on the Service, email to Customer address on record in SPO's account information, or by written communication sent by first class mail or pre-paid post to Customer address on record in SPO's account information. Such notice shall be deemed to have been given upon the expiration of 48 hours after mailing or posting (if sent by first class mail or pre-paid post) or 12 hours after sending (if sent by email). Customer may give notice to SPO (such notice shall be deemed given when received by SPO) at any time by any of the following: letter delivered by nationally recognized overnight delivery service or first class postage prepaid mail to SPO at the following address:

Silicon Prairie Portal & Exchange LLC
Attn: David V Duccini
475 Cleveland Ave Suite 315
St. Paul, MN 55104

Modification to Terms

SPO reserves the right to modify the terms and conditions of this Agreement or its policies relating to the Service at any time, effective upon the posting of an updated version of this Agreement on the Service. Customer is responsible for regularly reviewing this Agreement. Continued use of the Service following a period of thirty (30) days after any such changes shall constitute Customer's consent to such changes.

Assignment; Change in Control

This Agreement may not be assigned by Customer without the prior written approval of SPO, which shall not be unreasonably withheld, but may be assigned without Customer's consent by SPO to (i) a parent or subsidiary, (ii) an acquirer of assets, or (iii) a successor by merger. Any purported assignment in violation of this section shall be void. Any actual or proposed change in control of Customer that results or would result in a direct competitor of SPO directly or indirectly owning or controlling 50 percent or more of Customer shall entitle SPO to terminate this Agreement for cause immediately upon written notice.

General

1. This Agreement shall be governed by Minnesota law and controlling U.S. federal law, without regard to the choice or conflicts of law provisions of any jurisdiction, and any disputes, actions, claims, or causes of action arising out of or in connection with this Agreement or the Service shall be subject to the exclusive jurisdiction of the state and federal courts located in Hennepin County, State of Minnesota.
2. No text or information set forth on any other purchase order, preprinted form, or document shall add to or vary the terms and conditions of this Agreement. If any provision of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, then such provision(s) shall be construed, as nearly as possible, to reflect the intentions of the invalid or unenforceable provision(s), with all other provisions remaining in full force and effect. No joint venture, partnership, employment, or agency relationship exists between Customer and SPO as a result of this agreement or use of the Service. The failure of SPO to enforce any right or provision in this Agreement shall not constitute a waiver of such right or provision unless acknowledged and agreed to by SPO in writing. This Agreement comprises the entire agreement between Customer and SPO and supersedes all prior or contemporaneous negotiations, discussions or agreements, whether written or oral, between the parties regarding the subject matter contained herein.

IN WITNESS WHEREOF, the parties have executed this Portal Agreement as of the Effective Date.

SILICON PRAIRIE ONLINE ("SPO"):

BY: /s/ David V Duccini

Name: David V Duccini
Title: Founder and CEO

CUSTOMER: Westridge Properties LLC

By: ....

Name: William Johnson
Title: Founder

6

APPENDIX A
Schedule of Fees

Customer use of portal:
Signup: $1,500
Commission: 4 % Cash
Equity:

Commission will be paid out concurrently with all disbursements once campaign has reached its stated minimum target and as investors execute subscription agreements.

APPENDIX B
Description / Documentation of Services

REG-CF Portal Hosting Package, Investor Residency Verification, Investment Tracking, and all other services as may be necessary.

APPENDIX C
FBO Account Authorization Letter

Westridge Properties LLC ("Customer") hereby Authorizes Silicon Prairie Holdings, Inc. ("SPO") to initiate the creation of a bank account (the "FBO Account") for the benefit of Customer at Sunrise Banks ("Bank"), pursuant to that certain Third Party Sender ACH Agreement between SPO and Bank dated July 21, 2017, in order to collect amounts contributed from investors to Customer to be held in escrow for the benefit of Customer. This authorization shall remain in full force and effect until SPO has received written notification from Customer of its termination in such time and in such manner as to afford SPO a reasonable opportunity to act on such notification.

ASSIGNMENT: Customer hereby assigns to SPO its rights and management of the FBO Account during the term of the engagement, which is defined as commencing from the effective date of the Offering with the Securities Exchange Commission ("SEC") via FORM-C and concluding at the final close of its Offering. Customer expressly authorizes SPO to add its name to such agreement as an FBO. SPO will be granted "read-only" access to the escrow account for the sole purpose of monitoring deposits and reconciling them with investment commitments made on the funding portal.

AMENDMENTS: This portal agreement supersedes the Sunrise Bank Escrow agreement signed by Customer, namely Sections 4 & 5.

DISBURSEMENT: Customer understands that no funds can be disbursed at the sole direction of SPO via the Escrow Agent until all conditions have been satisfied:

1 The Customer raises its stated minimum amount as documented in its offering documents and at least 21 days have elapsed since offering was published on the SPO funding portal, and

2 The Customer has accepted signed subscription agreements, including via e-signature, from each of its investors.

SPO will aid in the collection of signed subscription agreements and verify receipt prior to the disbursements of any funds from the escrow account. Signed subscription agreements can be obtained through the portal using e-signatures. Customer will be responsible for placing a digital signature on file with SPO to be used for the sole and express purpose of countersigning subscription agreements on Customer's behalf.

Customer understands that all funds disbursed will be subject to transfer via an approved payment method, including but not limited to ACH, bank draft or wire transfer and will be subject to any fees required per method, to be deducted from funds held in escrow.

RESCIND: Customer understands that investors have the right to rescind their investment pledges up to 48 hours prior to the close of the offering and receive a full refund of all funds without fee. SPO will direct Escrow Agent to return funds.

RETURNS: Customer understands that SPO will direct the Escrow Agent to return funds to investors when:

1 Investment commitments are cancelled per qualifying events under regulation crowdfunding

2 Customer does not complete offering

CHARGEBACKS: Customer understands that investors who fund their escrow pledges via ACH can refute such transactions ("CHARGEBACK") for up to 60 days. In the event an investor initiates an ACH chargeback, Customer understands funds in the equivalent amount may be held back until the matter is cured at Customer's expense.

RELEASE. Customer hereby further agrees to release, indemnify and hold harmless SPO as administrator of the FBO Account from any claim or demand arising out of the administration of the FBO Account.

COMPLIANCE AND RECORD-KEEPING

Customer agrees:

(i) To be bound by the Rules of the National Automated Clearing House Association ("Rules");

(ii) To assume the obligations and make the representation and warranties of an "Originator," a "Third Party Service Provider" and/or a "Third Party Sender," as the case may be and as such terms are defined under the Rules;

(iii) To receive and maintain proper authorization from the "Receiver" for each "Entry" initiated on behalf of the Customer, as such terms are defined under the Rules;

(iv) To be exposed to a limit and be subject to procedures for Third Party Sender to review and adjust the exposure limit periodically; and

(v) To allow Third Party Sender to conduct regular audits of the Customer.



Prime Crowdfunding

Funding for Entrepreneurs, Inventors and Dreamers

Consulting Services Agreement

Client: Westridge Trading LLC

Thank you for choosing Prime Crowdfunding to advise and implement the marketing and promotion of your crowdfunding raise.

THIS AGREEMENT is entered into on this date, May 29th, 2020 by and between Prime Crowdfunding (The Company) and Westridge Trading LLC (The Client) a limited liability company, with a mailing address of 1331 Lake Dr W Apt 115 Chanhassen, MN 55317, and; William R. Johnson, President, Secretary and Treasurer, Seth J. Johnson, Executive Vice President and General Manager, known collectively as "the client"

The Client and The Company agree as follows:

1. Services Overview

The services can be divided into two parts, the pre-campaign planning and stratgey phase and the launch, marketing and promotion phase. Both types of services are detailed below:

As part of the the pre-campaign planning and stratgey phase, the company will provide:

1) Initial Assessment and Marketing Plan Development (10-12 hours)
2) Campaign and Document Development and Compliance (10-12 hours)
3) Launch Preparation, one page website, landing page and Final Review (14-18 hours)

As part of the launch, marketing and promotion phase, the company will provide:

1) Campaign Launch and Investor Lead Prospecting
2) Targeted Social Media and direct eMail Marketing campaigns
3) Active raise Coaching as needed and ongoing Campaign evaluation
4) Deal Marketing and Advocacy and Support (My RED Social Network)

2. Client Requirements

Client agrees to provide the following items (Additional details in the campaign onboarding document):

1) Business Plan... Executive Summary... Investor Pitch
2) Company 2019 financials and 2020/2021projections
3) Offering documents: 1) Private Placement Memo (Form C) 2) Subscription Agreement
4) Accounting and financial review (if required)
5) Company escrow account for funds holding
6) All currently available digital marketing assets

3. Compensation and Payment

A. Consulting Fee: For the Services described in Section 1, Client will pay $6,000 in marketing consulting fees. $6,000 of the marketing Fees are due upon execution of this agreement. Payment can be made by check, electronic transfer or credit card:

Electronic Payment Information: Wells Fargo
Account: 360 Agent LLC   Account #: 3383685017 Routing #: 121000248

Marketing Consulting Fee: Additonally, the Client will pay the Company a marketing consulting fee of $10,000 not later than September 1st, 2020 provided that the Client is in a financial position to pay such compensation.

4. Agreement Term

This Agreement will commence on the effective date first set forth above and will continue for a minimum period of 180 days, and then will continue on a month to month basis unless otherwise terminated by The Company or Client or unless otherwise agreed to by The Company and the Client.

5. Termination

This agreement may not be terminated prior to 180 days after the date shown above by either party. In the event that the Client desires to terminate the Services hereunder, the Client must submit a written request to The Company at least seven (7) days prior to the desired date of termination. Written requests to terminate may be made by mail or e-mail. If Client chooses to terminate this agreement in writing, all monies owed to The Company will be due immediately and will be automatically charged to the Client's payment method on file. Under no circumstances will The Company give refunds of the amount paid for the Services hereunder.

6. **Ownership of Materials**

The Client shall retain the creative rights to all original materials, data and similar items, produced by The Company hereunder in connection with the Services under this agreement. All services and software used by The Company shall at all times be the sole property of The Company and under no circumstances shall Client have any interest in or rights to the title to such materials, or software. Client acknowledges that The Company may use and modify existing materials for Client's benefit.

7. **Proprietary Information and Use of Materials**

A. Except as provided elsewhere in this Agreement, all information disclosed by one Party to the other Party, shall be deemed to be confidential and proprietary ("Proprietary Information"). Such Proprietary Information includes, without limitation, information regarding marketing, sales programs, sales volume, sales conversion rates, sales methods and processes, sales proposals, products, services, vendors, customer lists, training manuals, sales scripts, telemarketing scripts, names of investors, and customer information, operating procedures, pricing policies, strategic plans, intellectual property, information about a Party's employees and other confidential or Proprietary Information belonging to or related to a Party's affairs.

B. Nothing in this Agreement shall prohibit or limit the receiving Party's use of information that can be demonstrated as: (a) previously known to the receiving Party, (b) independently developed by the receiving Party, (c) acquired from a third party not under similar nondisclosure obligations to the disclosing Party, or (d) acquired through the public domain through no breach by the receiving Party of this Agreement.

C. License. Client grants The Company a limited, nontransferable, nonexclusive license to copy, use, store, set up, publicly display, publicly perform and transmit any trade names, trademarks, service marks, copyrights, content, text, images, software, functionality, page and other design and layout, media and other materials therein and solely in connection with creation of the Campaign and direct response marketing in accordance with this Agreement.

D. Portfolio Release. Client agrees that The Company has the right to use materials created pursuant to this Agreement for The Company's portfolio, samples, self-promotion including advertising for The Company's business including without limitation Facebook or Instagram, or any other social media platform. In the event Client wishes to exclude some specific materials from the release under this paragraph, or to limit the time period of such release, The Company and Client may agree in writing to such limitation.

8. Additional Services

All services outside the scope of this Agreement that are requested by the Client and which The Company agrees to perform will be billed at a rate of [$150] per hour. Client will be notified and must approve in writing (email is sufficient) additional services before they will be performed, although The Company may not necessarily be able to inform Client in advance of the total cost of such additional services. Client will also be given opportunity to purchase additional services at package rates, when deemed appropriate by The Company.

9. Limitation of Liability

The Client shall not be liable for any incidental, consequential, indirect or special damages, or for any loss of profits or business interruptions caused or alleged to have been caused by the performance or nonperformance of the Services. Client agrees that, in the event The Company is determined to be liable for any such loss, Client's sole remedy against The Company is limited to a refund of payments made by Client for said Services, less expenses paid to subcontractors or to third parties. The Company is not responsible for errors which result from faulty or incomplete information supplied to The Company by Client. Client also agrees to not seek damages in excess of the contractually agreed upon limitations directly or indirectly through suits by or against other parties.

10. No Guarantee

The Company does not warrant or guarantee any specific level of performance or results. Example of results obtained for other clients of The Company may be used as a marketing tool and shown to Client for demonstrative purposes only and should not be construed by Client as indicating any promised results or level of results.

11. Communications

Client agrees the communication is to be via email only, the email address to use is bruce@primecrowdfunding.com.

12. Entire Agreement

This Agreement is the final, complete and exclusive Agreement of the Parties. No modification of or amendment to this Agreement shall be effective unless in writing and signed by each of the Parties.

13. Severability.

If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, such provision shall be fully severable, and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement, the remaining provisions of this Agreement shall remain in full force and effect.

14. Headings.

The headings used in this Agreement are for convenience only and shall not be used to limit or construe the contents of this Agreement.

15. Interpretation and Enforcement.

The parties understand and agree that the construction and interpretation of this Agreement is governed by the laws of the State of Minnesota In the event that either party must initiate legal action to enforce this Agreement, the Parties agree that the proper venue for such action shall be the courts of the State of Minnesota

By their signatures below, the parties hereby understand and agree to all terms of this Agreement.

Client (Westridge Trading LLC)	The Company (Prime Crowdfunding)
Name: WILLIAM R. JOHNSON	Name: _____
Title PRESIDENT	Title _____
Signature: Will R. John	Signature: _____
Date: 5/29/202	Date: _____

EXHIBIT G
FINANCIAL STATEMENTS

OFFICER'S CERTIFICATE

WESTRIDGE CAPITAL, LLC

June 25, 2020

The undersigned, William R. Johnson, the President, CEO, Secretary and Treasurer of Westridge Capital, LLC, a Minnesota corporation (the "**Company**") hereby certifies on behalf of the Company, in connection with the Company's filing of the Form C and Offering Statement (the "**Offering Statement**") and the transactions contemplated by the Offering Statement, dated June 25, 2020, that:

     1.   I have carefully examined copies of financial statements attached hereto as Exhibit A (the "**Financial Statements**"); and

     2.   As of the date hereof, the Financial Statements are true and correct financial statements of the Company and accurately represent the financial condition of the Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on behalf of the Company as of the date above first written.

/s/ William R. Johnson _____
Name: William R. Johnson
Title: President, CEO, Secretary and Treasurer

G-1

Westridge Capital Properties, LLC
Balance Sheet 6/12/2020

Current Assets			**Current Liabilities**		
Cash	$	1,000.00	Accounts Payable	$	-
Accounts Receivable	$	-	Accrued Compensation	$	-
Investments	$	-	Taxes Payable	$	-
Pre-Paid Expenses	$	-	Other	$	-
Other Current Assets	$	-	**Total Current Liabilities**	**$**	**-**
Total Current Assets	**$**	**1,000.00**			
			Long Term Liabilities		
Fixed Assets			Loan From Managing Member	**$**	**1,000.00**
Property and Equipment	$	-	**Total Long Term Liabilities**	**$**	**1,000.00**
Equity and Other Investments	$	45,858.00			
Less: Accumulated Depreciation	$	-	**Equity**		
Total Fixed Assets	**$**	**45,858.00**	Preferred Stock (Class A)	$	-
			Common Stock (Class B)	**$**	**45,858.00**
Other Assets			Other Equity	**$**	
Goodwill	$	-	Retained Earnings	$	
Other Intangible Assets	$	-	**Total Equity**	**$**	**45,858.00**
Total Other Assets	**$**	**-**			
Total Assets	**$**	**46,858.00**	**Total Liabilities and Equity**	**$**	**46,858.00**